Form 20-F
period 2005-02-27
STRATUS TECHNOLOGIES INTERNATIONAL SARL
filed 2005-05-27
CIK 1272625

ANNUAL REPORT

For the fiscal year ended February 27, 2005

Stratus Technologies International, S.à r.l.

(exact name of the Company as specified in its charter)

Luxembourg

(Jurisdiction of incorporation)

123, avenue du X Septembre, L-2551, Luxembourg

(Address of principal executive offices)

Ordinary (common) Shares, par value USD 30.00: 2,400,501

Indicate by check mark which financial statement item the Company has elected to follow.

Item 17 ☐     Item 18 ☒

INTRODUCTION AND USE OF CERTAIN TERMS

Stratus Technologies International, S.à r.l. (“Stratus” or the “Company”) is a company formed under the laws of Luxembourg and is a wholly-owned subsidiary of Stratus Technologies Group, S.A. (“Stratus SA” or the “Parent”). Except as otherwise expressly set forth in this document, the terms “we,” “us,” “our” and “Stratus” refer to Stratus Technologies International, S.à r.l., its subsidiaries, and our predecessor company, Stratus Computer, Inc. These financial statements are prepared on the basis of generally accepted accounting principles in the United States, or U.S. GAAP. References in this Annual Report to our fiscal years are to the twelve months ended February 27, 2005, February 29, 2004 and February 23, 2003.

In this Annual Report, references to “USD”, “dollars” or “$” are to the currency of the United States.

All currency amounts are presented in thousands, except for amounts per share, unless indicated otherwise.

Unless otherwise expressed, the term “our shares” or references to matters of corporate governance shall refer to the shares, par value USD $30.00, and corporate governance of Stratus Technologies International, S.à r.l.

The Company operates on a 52-to-53 week fiscal year that ends on the Sunday closest to the last day of February. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All inter-company accounts and transactions have been eliminated.

The Company’s principal executive office is currently located at 123, avenue du X Septembre, in L-2551 Luxembourg and its World Wide Web address is www.stratus.com.

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements. Such statements include statements regarding our ability to develop and implement new products and technology, the timing of product deliveries, expectations regarding market growth and developments, statements concerning the expected financial performance and strategic and operational plans of Stratus Technologies International, S.à r.l. and of its subsidiaries, and statements preceded by the words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “project,” “seek” and similar expressions.

Although Stratus believes that the plans, intentions and expectations reflected in such statements are reasonable, it can give no assurance that such plans, intentions or expectations will be achieved. You are cautioned that such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties that could cause actual results to differ materially from those described in such forward-looking statements. Such risks and uncertainties are described under the heading “Risk Factors” and include, but are not limited to:

•	the continued acceptance of our products by the market;

•	our ability to enter into new service agreements and to retain customers under existing service contracts;

•	our ability to source quality components and key technologies without interruption and at acceptable prices;

•	our reliance on sole source manufacturers and suppliers;

•	the presence of existing competitors and the emergence of new competitors;

•	our financial condition and liquidity and our leverage and debt service obligations;

•	economic conditions globally and in our most important markets;

•	developments in the fault-tolerant and high-availability server markets;

•	claims by third parties that we infringe upon their intellectual property rights;

•	our success in adequately protecting our intellectual property rights;

•	our success in maintaining efficient manufacturing and logistics operations;

•	our ability to recruit, retain and develop appropriately skilled employees;

•	exposure for systems and service failures;

•	fluctuations in exchange rates;

•	current risks of terrorist activity and acts of war; and

•	the impact of changes in policies, laws, regulations or practices of foreign governments on our international operations.

Current information in this Annual Report has been updated to February 27, 2005, and Stratus undertakes no duty to further update this information. All other information in this Annual Report is presented as of the specific date noted and, except as noted under “Explanatory Note”, below, has not been updated since that time. Readers should carefully review the “Risk Factors” section of this Annual Report.

See Item 3.D, Risk Factors for additional discussion of risks that could affect results.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

3.A	Selected Financial Data

The selected historical financial data for the fiscal years ended February 27, 2005, February 29, 2004, February 23, 2003, February 24, 2002 and February 25, 2001 presented below has been derived from our audited consolidated financial statements. This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements of Stratus Technologies International, S.à r.l. appearing elsewhere in this Annual Report.

	Fiscal Years Ended
	February 27, 2005	February 29, 2004	February 23, 2003	February 24, 2002	February 25, 2001
	(in millions, except per share amounts )
Consolidated Statement of Operations Data :
Revenue
Continuum products	$53.2	$59.4	$77.5	$101.4	$164.5
ftServer products	57.1	42.0	31.9	13.6	—

Total product revenue	110.3	101.4	109.4	115.0	164.5
Total service revenue	161.2	155.5	135.0	137.3	140.4

Total revenue	271.5	256.9	244.4	252.3	304.9
Total cost of revenue	136.4	129.4	127.5	153.4	159.0

Gross profit	135.1	127.5	116.9	98.9	145.9
Total operating expenses	128.8	117.9	109.6	124.3	162.6

Profit (loss) from operations	6.3	9.6	7.3	(25.4)	(16.7)
Interest income	0.2	0.1	0.2	0.5	1.8
Interest expense	(21.9)	(16.3)	(11.6)	(10.9)	(6.7)
Other income (expense), net	3.8	3.2	(0.2)	(0.3)	0.9

Income (loss) before income taxes	(11.6)	(3.4)	(4.3)	(36.1)	(20.7)
Provision for income taxes	0.6	3.6	2.7	10.9	1.7

Net loss	$(12.2)	$(7.0)	$(7.0)	$(47.0)	$(22.4)

Balance Sheet Data :
Cash and cash equivalents	$34.8	$23.1	$16.4	$22.7	$26.4
Property, plant and equipment, net	35.3	42.2	45.6	50.8	57.7
Total assets	212.2	216.5	218.5	206.4	233.6
Total debt (a)	174.2	182.8	115.3	146.8	111.9
Ordinary stock (b)	72.0	72.0	72.0	72.0	72.0
Stockholder’s equity (deficit)	(82.3)	(70.9)	(6.6)	(40.6)	3.4
Other Financial Data :
Depreciation and amortization	24.5	25.2	23.1	28.6	20.7
Capital expenditures	11.0	14.6	9.7	17.6	33.5
Basic and diluted net loss per share	(5.08)	(2.93)	(2.93)	(19.57)	(9.34)
Weighted average shares outstanding	2.4	2.4	2.4	2.4	2.4

(a)	Includes all long-term obligations (including long-term debt as defined in Rule 5-02(28)(a) of Regulation S-X).

(b)	No cash dividends have been declared for all periods presented.

3.B	Capitalization and Indebtedness

Not applicable.

3.C	Reasons for the Offer and Use of Proceeds

Not applicable.

3.D	Risk Factors

The Company’s future results of operations involve a number of risks and uncertainties. Factors that could affect the Company’s future operating results and cause actual results to vary materially from expectations include but are not limited to the Company’s dependence on suppliers, rapid industry changes, competition, competitive pricing pressures, component shortages, changes in foreign laws and regulations, risks associated with interest rates and foreign currency exchange rates, historically uneven quarterly sales patterns, ability to sustain and manage growth, ability to attract and retain key personnel, undetected problems in the Company’s product, risks associated with investments and alliances, enforcement of the Company’s intellectual property rights, litigation, changes in regulations, a lessening demand for the Company’s product in the marketplace and the Company’s reliance on a single manufacturer for its current product line.

The Company’s primary financial market risk exposures are in the area of interest rate risk and foreign currency exchange risk. The Company’s exposure to currency rate fluctuations has been and is expected to remain moderate due to the fact that the operations of the Company’s international subsidiaries are primarily conducted in their respective local currencies.

Set forth below is a description of some but not all factors that may affect the Company’s business, results of operations and valuation from time to time.

If our ftServer® brand products do not continue to be accepted by the market, we may not be able to sustain or expand our business and our revenue and operating profits may decline.

We introduced our first ftServer product in June 2001 and are currently shipping the second generation of the ftServer system product line. The market for our ftServer systems continues to evolve and is intensely competitive and consequently, we may not be able to accurately predict the sales or success of ftServer products. The further development of a market for our ftServer systems may be impacted by many factors that are out of our control, including:

•	consumer acceptance of our ftServer systems;

•	price reductions by our competition;

•	consumer perception of our technology and our company generally;

•	ability of our indirect channel partners to generate sales; and

•	the emergence of newer and more competitive high-availability server products.

We have incurred and expect to continue to incur significant operating expenses based upon our current expectations as to the continued market acceptance of, and customer demand for, our ftServersystems. Accordingly, any material miscalculation by us with respect to the projected growth of the market for our ftServer systems and our overall operating strategy or business plan could materially reduce our revenue and operating profits.

If we are unable to enter into new service agreements or if service contracts with our customers are not renewed at historical rates, our service revenue may become less stable and predictable and our ability to service our indebtedness may be impaired.

Our attach and retention rates for service contracts have historically been high. In fiscal 2005, over 97% of Continuum® server sales and 81% of ftServer system sales included service contracts. In addition, service contract retention rates over the past three fiscal years have exceeded 90%. As a result of these high attach and retention rates and the evergreen nature of the service contracts, we believe that the revenue generated by our service business has historically been predictable and stable. Our total service revenue for fiscal 2005, 2004 and 2003 was $161.2 million, $155.5 million and $135.0 million, respectively.

However, we cannot assure that we will be able to maintain our historical service contract attach and retention rates or that revenue generated by our service offerings will be stable or predictable. We also cannot assure that the historical gross margins on our service offerings will be indicative of the gross margins on our service offerings in the future. Our ability to maintain our historical attach and retention rates and ability to maintain our historical margins with respect to our service business may be impacted by many factors some of which are out of our control, including:

•	market acceptance of our ftServer systems;

•	the continued renewal of existing service contracts;

•	reduction of the number of servers in the installed base;

•	the acceptance of our service offerings by purchasers of our ftServer products;

•	consumer perception of our service offerings;

•	the emergence of newer and more competitive high-availability server products.

Our ability to service our indebtedness could be impacted by our ability to maintain our historical attach and retention rates and our ability to maintain our historical margins with respect to our service business. In addition, we have incurred and expect to continue to incur significant operating expenses based upon our current expectations as to the continued customer demand for our service business. Accordingly, any material miscalculation by us with respect to the projected attach rates and retention rates and our ability to maintain historical margins with respect to our service offerings could have a material adverse effect on us.

Over the last three years we have experienced a significant decline in revenue generated by sales of our Continuum brand systems, and we expect revenue generated by sales of these systems to continue to decline in the future, although at a lower rate. If revenue generated by sales of our Continuum® systems declines more quickly than anticipated, our ability to service our indebtedness may be impaired.

Revenue generated by sales of our Continuum systems has declined substantially over our last three fiscal years. Revenue generated by sales of our Continuum systems for fiscal 2005, 2004 and 2003 was $53.2 million, $59.4 million and $77.5 million, respectively. We believe that this historical decline is attributable to a number of factors, including weakness in information technology spending over the last three years, the emergence of newer and more competitive high-availability server products and the proprietary nature of the operating systems running on the Continuum systems. As technology spending strengthens, we anticipate that revenue generated by sales of our Continuum systems will continue to decline, but at a lower rate. We cannot assure our creditors, however, that such revenue will decline at the rate we anticipate. Our ability to generate revenue from sales of our Continuum systems may be impacted by many factors that are out of our control, including:

•	market acceptance of our ftServer systems;

•	consumer perception of our technology and our company generally; and

•	the emergence of newer and more competitive high-availability server products.

Our ability to service our indebtedness could be impacted by our ability to generate revenue from sales of our Continuum systems. In addition, we have incurred and expect to continue to incur significant operating expenses based upon our current expectations as to the customer demand for our Continuum® products. Accordingly, any material miscalculation by us with respect to the projected revenue from sales of our Continuum systems could have a material adverse effect on us.

The products that we are and will be developing rely on the availability of certain third-party technology and the continued ability of our technology partners to meet the technical requirements of our products.

Our ftServer systems are built using many industry standard technologies such as Intel® microprocessors, Microsoft Windows® operating systems, Linux® operating systems and other third party technologies. This creates certain dependencies on such technology partners. In particular, if future generations of Intel’s microprocessors or any other critical third-party sourced technology fail to meet the needs of our current or future technology, our ability to grow the business could be materially impacted. If we lose or are unable to maintain any software licenses from third parties, we could incur additional costs or experience unexpected delays until equivalent replacement software can be developed or licensed and integrated into our products. The loss of third party software licenses also could require us to obtain such software from parties other than the manufacturer, which could charge us a higher cost per license, or to alter our system platforms such that the end user would be responsible for supplying the applicable software.

The high-availability server market is intensely competitive and changes in the market are expected to increase competition and change the competitive landscape. This competition and these changes may result in reduced revenue and profitability.

The markets for our products and services are intensely competitive. Most of our competitors have significantly greater financial and technical resources and a greater market presence than we do. To date, our principal competitors have been large multinational companies such as Hewlett-Packard Company, International Business Machines Corporation and Dell Corporation. These competitors also have more diversified businesses than we do, allowing them greater pricing flexibility, and changes in the high-availability market therefore could have a disproportionately adverse effect on us. We also compete with a variety of other companies in particular geographies and markets, including other large multinational companies such as NEC Corporation in the Asia-Pacific market place, SUN Microsystems in the UNIX market and smaller companies that specialize in the high-availability market. If we fail to compete successfully in these markets, our resulting loss of competitive position could result in price reductions, fewer customer orders, reduced revenue, reduced margins, reduced levels of profitability and loss of market share. Moreover, the development of other new technologies and potential changes in customer behavior may change the competitive landscape for our products in ways that we cannot currently predict.

A global technology market downturn and similar economic factors may cause changes in the capital spending patterns of our customers, which could result in greater variability in our revenue and operating profit than in the past, increasing our risk of achieving our financial targets.

Our results of operations are very dependent on the capital spending policies and priorities of our customers. Any decrease, delay or reprioritization in capital spending by our customers could affect the acceptance of our new products and, ultimately, our ability to reach our quarterly and annual revenue and operating profit targets. The capital spending policies of our customers are based on a variety of factors we cannot control, including general economic conditions. Any prolonged economic uncertainty would render estimates of our results of operations even more difficult to make than in the past.

The markets for our products are characterized by rapidly changing technologies, and we may not be able to effectively predict or, because of our small size in relation to many of our competitors, react to rapid technological changes that could render our products and services obsolete.

The markets in which we compete are characterized by rapid technological changes, frequent new product introductions and enhancements, and changing customer demands and industry standards. Future technological advances in the high-availability server industry may result in the availability of new products and services or increase the efficiency of existing products and services available from our competitors. If a technology becomes available that is more cost-effective, creates a superior product or provides a superior level of uptime than the products we offer, we may be unable to access such technology or its use may involve substantial capital expenditures that we may be unable to finance because of our relatively small size compared to many of our competitors. We cannot provide assurance that existing, proposed or as-yet-undeveloped technologies will not render our technology less profitable or less viable, or, given our relatively small size, that we will have available the financial and other resources to compete effectively against companies possessing such technologies. The development of new technologies involves time, substantial costs and risks. We cannot predict which of the many possible future products and services will meet evolving industry standards and consumer demands. We cannot provide assurance that we will be able to adapt to such technological changes or offer such products and services on a timely basis or establish or maintain a competitive position.

If third parties claim that we infringe upon their intellectual property rights, our operating profits could be reduced.

We face the risk of claims that we have infringed third parties’ intellectual property rights. Our competitors in both the U.S. and foreign countries, many of which have substantially greater resources and have made substantial investments in competing technologies, may have applied for or obtained, or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with our ability to make and sell our products. We have not conducted an independent review of patents issued to third parties. The large number of patents, the rapid rate of new patent issuances, the complexities of the technology involved and uncertainty of litigation increase the risk of business assets and management’s attention being diverted to intellectual property litigation. Any claims of patent or other intellectual property infringement, even those without merit, could:

•	be expensive and time-consuming to defend;

•	cause us to cease making, selling, licensing or using products that incorporate the challenged intellectual property;

•	require us to redesign, reengineer, or re-brand our products or packaging, if feasible;

•	divert management’s attention and resources;

•	require us to enter into royalty or licensing agreements in order to obtain the right to use a third party’s intellectual property; or

•	require us to initiate or defend protracted and costly litigation on behalf of our customers, and if any of these claims succeed, we may be forced to pay damages on behalf of our customers or to obtain costly licenses for the products they use.

Any royalty or licensing agreements, if required, may not be available to us on acceptable terms or at all. A successful claim against us by a third party of patent or intellectual property infringement could result in our being required to pay significant damages, enter into costly license or royalty agreements or stop the sale of certain products, any of which could reduce our operating profits and harm our future prospects.

Our intellectual property rights may not be adequate to protect our business.

We attempt to protect our intellectual property rights through a combination of patent, trademark, copyright and trade secret laws, as well as licensing agreements and third-party nondisclosure and assignment agreements. Our failure to obtain or maintain adequate protection of our intellectual property rights for any reason could have a material adverse effect on our business, results of operations and financial condition.

We have applied for patent protection relating to certain existing and proposed products, processes and services. We cannot provide assurance that any of our patent applications will be approved. The patents we own could be challenged, invalidated or circumvented by others and may not be of sufficient scope or strength to provide us with any meaningful protection or commercial advantage. Many patent applications in the U.S. are maintained in secrecy for a period of time after they are filed, and since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months, we cannot be certain that we will be the first creator of inventions covered by any patent application we make or the first to file patent applications on such inventions. Further, we cannot provide assurance that we will have adequate resources to enforce our patents.

We also rely on un-patented proprietary technology. It is possible that others will independently develop the same or similar technology or otherwise obtain access to our un-patented technology. To protect our trade secrets and other proprietary information, we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. We cannot provide assurance that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. If we are unable to maintain the proprietary nature of our technologies, we could be materially adversely affected.

If we fail to manage the prices and costs of our products and service, our revenue and operating profit could be reduced.

We strive to be price-competitive and profitable by providing products and service of the utmost quality and reliability while containing the cost of revenue and operations. To the extent that we are not successful in doing so in the future, revenue and operating profit could suffer materially.

If we fail to efficiently manage our manufacturing and logistics operations, or fail to ensure that our products meet our quality standards, our revenue and operating profit could be reduced.

Our manufacturing operations rely heavily on outsourcing to third parties. We outsource the manufacturing of the ftServer systems to Solectron Corporation and outsource the manufacturing of the Continuum systems to Benchmark Electronics, Inc. We also have internal manufacturing operations at our facilities in Maynard, Massachusetts, for the development of new products and for operations related to our used and refurbished products for both the ftServer systems line and Continuum systems line. We may experience difficulties in ramping production up or down, adopting new manufacturing processes and finding the most timely way to develop the best technical solutions for new products. Difficulties in optimizing our manufacturing activities may cause a decrease in our operating profit and may result from, among other things, failure of our third-party manufacturers to fulfill their obligations. We depend on our suppliers for the timely delivery of components that are in compliance with any regulations and meet our quality standards and delivery requirements. Their failure to do so could adversely affect our ability to deliver quality products on time.

In addition, during periods of decline in our product sales or delayed product development, we may incur various charges relating to existing contractual commitments to suppliers for items such as excess capacity and obsolescence of components and structural changes to our operations. Also, a failure could occur at any stage of the product creation, manufacturing and delivery processes, which could have a material adverse effect on our revenue, operating profit and reputation.

Our manufacturing also depends on obtaining quality components on a timely basis. Our principal requirements are for electronic and storage components, which have a wide range of applications in our products. A particular component may be available only from a limited number of suppliers. If a supplier fails to meet our requirements or otherwise adversely affects our ability to provide products and services of the utmost quality and reliability, this could cause a reduction in our revenue and operating profit. Suppliers may from time to time extend lead times, limit supplies or increase prices due to capacity constraints or other factors, which could adversely affect our ability to deliver our products on a timely basis.

If one of our third-party manufacturers fails to perform, experiences financial difficulties, or experiences delays or disruption in their manufacturing, it could reduce our revenue and operating profit.

If we are unable to recruit, retain and develop appropriately skilled employees, we may not be able to implement our strategies and, consequently, our results of operations may suffer.

To achieve our business goals we must keep pace with the continuous and rapid evolution of technology and other changes in our markets. The retention, recruitment and development of appropriately skilled employees are therefore vital to our success. While we continue to focus on offering competitive compensation and benefit policies and a company culture that will retain, attract and motivate skilled personnel, we have encountered in the past, and may encounter in the future, shortages of appropriately skilled personnel. Because of our small size and limited financial resources relative to many of our competitors, it may be more difficult to attract and retain key employees, and the loss of key employees may have a greater impact on our operations.

We may be liable for systems and service failures in connection with our work that could have an adverse impact on our results of operations.

We create, implement and maintain fault-tolerant server platforms that are often critical to our customers’ operations. We have experienced and may in the future experience some systems and service failures, schedule or delivery delays and other problems in connection with our work. If our solutions, services, products or other applications have significant defects or errors, are subject to delivery delays or fail to meet our customers’ expectations, we may lose revenue, be required to provide additional services at no charge, suffer damage to our reputation thus adversely affecting our ability retain or attract customers, or suffer substantial claims for damages.

Our errors and omissions and product liability insurance coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims, or the insurer may disclaim coverage as to some types of future claims. The successful assertion of any large claim against us could seriously harm our business. Even if not successful, these claims could result in significant legal and other costs and may be a distraction to our management.

We collaborate with other companies to develop a number of new products. If any of these other companies were to fail to perform, we may not be able to bring those products to market successfully or on a timely basis.

We work with third-party providers of technology to develop a number of our products and services. These arrangements involve the commitment by each third party of various resources, including technology, research and development and personnel. While we attempt to carefully structure these arrangements, these arrangements may not produce the desired results due to many factors beyond our reasonable control, thus hampering our ability to introduce new products successfully and on schedule. In addition, should we, through our own efforts or those of our contract manufacturers, experience shortages or be unable to purchase the necessary parts to build our servers on acceptable terms, our new and existing product shipments could be delayed, adversely affecting our business and operating results.

Our products may contain undetected defects, which could impair their market acceptance.

We offer complex products that may contain undetected defects or errors, particularly when first introduced or as new versions are released. We may not discover such defects or errors until after a product has been released and used by the customer. We have not experienced such systemic product defects or errors in the past, largely due to our extensive pre-release product testing and inspection procedures. If any of these procedures fail, we may incur significant costs to correct undetected defects or errors in our products, which defects or errors could result in future lost sales and may result in product liability claims brought against us.

Our revenue, cost of revenue and operating expenses are affected by fluctuations in the currency rates of exchange, particularly between the U.S. dollar, on the one hand, and the Euro, the Japanese yen and the British pound sterling, on the other hand, as well as certain other currencies.

We operate globally and are therefore exposed to volatility in foreign exchange rates, particularly between the U.S. dollar, on the one hand, and the Euro, the Japanese yen and the British pound sterling, on the other hand. In general, appreciation of the U.S. dollar relative to another currency has an adverse effect on our revenue and operating profit, while depreciation of the U.S. dollar has a positive effect. During fiscal 2005, the annual average rate of the U.S. dollar appreciated approximately 0.5% against the Euro, 1.5% against the British pound sterling and depreciated 0.6% against the Japanese yen. As a result of the net overall depreciation of the U.S. dollar in fiscal 2005, total revenue increased by $9.0 million, total cost of sales increased by $2.8 million and net earnings increased by $4.7 million. During fiscal 2004, the annual average rate of the U.S. dollar depreciated approximately 7.8% against the Euro, 4.0% against the British pound sterling and depreciated 5.4% against the Japanese yen. As a result of the net overall depreciation of the U.S. dollar in fiscal 2004, total revenue increased by $14.6 million, total cost of sales increased by $3.8 million and net earnings increased by $8.1 million. Exchange rate fluctuations may affect our revenue growth and operating profit materially in future periods as well.

To mitigate the impact of foreign exchange volatility on our results of operations, we typically enter into forward foreign exchange contracts to partially hedge our exposure to fluctuations in exchange rates. Foreign currency transaction gains and losses were $0.4 million and $1.4 million during fiscal 2005 and 2004, respectively. However, future hedging transactions may not be successful in materially reducing our exposure to foreign exchange rate fluctuations.

In addition to the impact of exchange rate fluctuations on our results of operations discussed above, our balance sheet is also affected by the translation into U.S. dollars for financial reporting purposes of the net assets of our foreign subsidiaries that are denominated in currencies other than the U.S. dollar. In general, this translation increases our shareholders’ equity when the U.S. dollar depreciates against the relevant other currencies (year-end rate to previous year-end rate), and decreases our shareholders’ equity when the U.S. dollar appreciates.

Our functional currency is the U.S. dollar. Approximately 49.3% and 47.8% of our net sales for fiscal 2005 and 2004, respectively, are denominated in currencies other than the U.S. dollar. A significant weakening of the currencies in which we generate sales relative to the U.S. dollar may adversely affect our ability to meet our U.S. dollar obligations. In addition, our results of operations are reported in U.S. dollars. A weakening of the currencies in which we generate sales relative to the U.S. dollar may cause our reported results to decline.

We have identified certain weaknesses in our internal controls over financial reporting, which could give rise to inaccurate financial information for investors.

As of the end of the period covered by this Annual Report, our management conducted an evaluation pursuant to Rule 15d-15 promulgated under the Exchange Act of the effectiveness of the design and operation of our disclosure controls and procedures and reviewed that evaluation with the audit committee, the principal executive officer and principal financial officer of the Company. Based on this evaluation and in connection with the fiscal 2005 audit conducted by our independent accountants, the principal executive and financial officers of the Company concluded that our disclosure controls and procedures are not yet effective in providing reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. We have taken and are continuing to take measures to correct the material internal control weaknesses relating to the account analysis, review procedures and reporting structure of our financial reporting closing process and the revenue recognition controls, each of which was identified in the fiscal 2005 audit. Additionally, we intend to continue to evaluate our internal controls and make periodic improvements as necessary.

During fiscal 2005, through the filing date of this report, we continued to implement additional changes to our infrastructure and related processes that are also reasonably likely to materially affect our internal control over financial reporting. Further, we engaged internal auditors to perform an internal audit of the Company’s sales and revenue recognition policies and procedures in the United States and certain international subsidiaries. We have received the results and recommendations of this internal audit and have taken steps to implement remedial or corrective actions to some of the recommendations and will take addition remedial or corrective actions for all such recommendations. In addition, we have:

•	hired a new Chief Accounting Officer who is a certified public accountant with extensive and broad experience in the finance organization of a public company;

•	hired a new Corporate Controller who is a certified public accountant, with in-depth knowledge of the requirements of Statement of Position No. 97-2, “Software Revenue Recognition”;

•	hired a Senior World-Wide Revenue Accountant;

•	hired a new Financial Controller at our Japan subsidiary and for Asia Pacific;

•	restructured our overall closing process, such that all significant account analyses, material contracts and significant accounting judgments are evaluated and reviewed by our corporate finance department and improved communication between the Corporate Finance department and the financial managers for each of our principal functional departments;

•	improved the quality of our revenue recognition review; and

•	held a series of revenue recognition training sessions to educate financial, order-entry and sales and service employees involved in the revenue recognition process about our revenue recognition policies.

The changes in the Company’s internal controls over financial reporting that have occurred during 2005 as described above are reasonably likely to materially improve the Company’s internal controls over financial reporting.

We are subject to risks related to our international operations.

Our foreign operations subject us to risks customarily associated with foreign operations, including:

•	import and export license requirements;

•	trade restrictions;

•	changes in regulatory standards;

•	labor issues in connection with foreign labor laws or practices;

•	changes in tariffs and taxes;

•	restrictions on repatriating foreign profits back to the United States;

•	unfamiliarity with foreign laws and regulations;

•	difficulties in staffing and managing international operations; or

•	general economic and political conditions in each country

The current risks of terrorist activity and acts of war may result in greater variability in our revenue and operating profit than in the past, increasing the risk that we fail to achieve our targets.

The current risks of terrorist activity and acts of war have created uncertainties that have affected the global economy and our results of operations adversely. In addition, these risks, particularly during difficult economic conditions, render estimates of our results of operations even more difficult to make than usual.

As a U.S. corporation, Stratus Technologies, Inc. is subject to the Foreign Corrupt Practices Act and a determination that we violated this act may affect our business and operations adversely.

As a U.S. corporation, Stratus Technologies, Inc. is subject to the regulations imposed by the Foreign Corrupt Practices Act (the “FCPA”), which generally prohibits U.S. companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business. Any determination that we have violated the FCPA could have a material adverse effect on us.

We are highly leveraged and may be unable to service or refinance our debt.

As a result of the 2004 Recapitalization, we are highly leveraged, which means we have a large amount of indebtedness in relation to our equity. As of February 27, 2005, we have approximately $180.9 million of indebtedness (including $170.0 million of 10.375% Senior Notes due December 1, 2008 (the “Notes”), $1.5 million of secured borrowing under credit facilities and $9.4 million of unsecured indebtedness, excluding $6.7 million in unamortized debt discount) and stockholder’s deficit of $82.3 million.

Our high level of indebtedness could have important consequences and risks, including :

•	our ability to obtain additional financing for working capital, capital expenditures, product development efforts, strategic acquisitions, general corporate purposes, or other purposes may be impaired in the future;

•	we may not be able to refinance our existing indebtedness on terms that are favorable or at all;

•	a substantial portion of our cash flows from operations must be dedicated to the payment of principal and interest on our indebtedness, decreasing the amount of cash available for other purposes;

•	we are substantially more leveraged and have significantly less financial resources than certain of our competitors, which could place us at a competitive disadvantage;

•	we may be hindered in our ability to adjust to rapidly changing market conditions;

•	our high degree of leverage could make us more vulnerable in the event of a downturn in general economic conditions or our business or in the event of adverse changes in the regulatory environment or other adverse circumstances applicable to us;

•	our level of indebtedness may prevent us from raising the funds necessary to repurchase all of the Notes tendered to us upon the occurrence of a change of control; and

•	our failure to comply with the financial and other restrictive covenants in our indebtedness, which, among other things, require us to maintain certain financial ratios and limit our ability to incur debt and sell assets, could result in an event of default that, if not cured or waived, could have a material adverse effect on our business or our prospects.

Our ability to service or refinance our debt and to operate our business will require a significant amount of cash.

Our ability to repay or refinance our debt and to fund working capital needs and planned capital expenditures depends on our successful financial and operating performance. We cannot provide assurances that our business strategy will succeed or that we will achieve our anticipated financial results or that we will generate sufficient cash flow from operations or that we will be able to obtain sufficient funding to satisfy all of our obligations, including those under the Notes.

We do not anticipate a need for additional capital to fund planned operations over the next twelve months. However, if our business does not generate sufficient cash flow from operations, and sufficient future borrowings are not available to us under the New Credit Facility or from other sources of financing, we may not be able to repay the Notes or our other indebtedness, operate our business or fund our other liquidity needs. If we cannot meet or refinance our obligations when they are due, we will be required to pursue one or more alternative strategies, such as selling assets, refinancing or restructuring our indebtedness, selling additional equity capital, reducing capital expenditures or taking other actions that could have a material adverse effect on us. However, we cannot provide assurances that any alternative strategies will be feasible or prove adequate. Also, certain alternative strategies would require the consent of our senior secured lenders before we engaged in such strategies.

Our financial and operational performance depends on many factors beyond our control.

Our financial and operational performance depends upon a number of factors, many of which are beyond our control. These factors include:

•	current economic and competitive conditions in our segments of the computer server industry;

•	solvency of our primary suppliers;

•	operating difficulties, operating costs or pricing pressures we may experience;

•	passage of legislation or other regulatory developments that affect us adversely; and

•	delays in implementing any strategic projects we may have.

If our business does not generate sufficient cash flow from operations, and sufficient future borrowings are not available to us under the New Credit Facility as described more fully in Item 10.C of this Annual Report, or from other sources of financing, we may be required to seek additional financing. We cannot assure Note holders that we will be able to obtain additional financing, on favorable terms or at all, particularly because we pledged substantially all our assets as collateral to secure the New Credit Facility, and because of our anticipated high levels of indebtedness and the indebtedness incurrence restrictions imposed by the agreements and instruments governing our indebtedness.

We may be able to incur additional debt, which may negatively affect our capital structure and credit ratings and may amplify the risks described above.

Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks described above. If new debt is incurred by us or by our subsidiaries, our capital structure and credit ratings may be negatively affected and the related risks that we would collectively face could intensify.

ITEM 4.	INFORMATION ON THE COMPANY

4.A	History and Development of the Company

Stratus Technologies International, S.à r.l. is a direct subsidiary of Stratus Technologies Group, S.A. The Company’s registered address is 123, avenue du X Septembre, L-2551, Luxembourg. The principal business address is Stratus Technologies, Inc., 111 Powdermill Road, Maynard, Massachusetts, U.S.A., 01754.

Stratus SA was incorporated in January 1999 under the laws of Luxembourg (originally under the name of Stratus Computer Systems International S.A.) for the express purpose of acquiring the enterprise business of the former Stratus Computer, Inc. (“Stratus Computer”).

Stratus Computer was founded in 1980 and provided high-end computers and related services for mission-critical applications, primarily for the finance and telecommunications industries. In August 1998, Ascend Communications, Inc. acquired Stratus Computer. In February 1999, Ascend sold the enterprise computing business assets of Stratus Computer to Stratus SA and its subsidiary companies with funding that was arranged by affiliates of Investcorp. Ascend retained Stratus Computer’s telecommunications business as a standalone entity. Lucent Technologies, Inc. acquired Ascend in June 1999. In May 2002, Platinum Equity, LLC purchased the assets representing Stratus Computer’s telecommunications business from Lucent and placed these assets in a standalone company named Cemprus, LLC. In February 2003, we purchased all of the outstanding membership interests in Cemprus from Platinum. This acquisition rejoined Stratus Computer’s original telecommunications business with the enterprise computing business, all under the control of Stratus SA and its subsidiaries.

4.B	Business Overview

Stratus is in the business of providing customers with fault-tolerant continuously available and highly available server platforms and support solutions for computer-based operations and processes. Stratus also licenses its ftServer technology to third-party manufacturers, and has original equipment manufacturer (“OEM”) relationships with companies who then resell Stratus ftServer systems under their own brands. NEC is both a licensee and an OEM. Hitachi and Toshiba are OEMs. Stratus has other undisclosed licensing and OEM agreements, as well.

We provide our products and services through subsidiaries, distributors, value-added resellers and systems integrators around the world, with approximately half of our revenue in each of the last three fiscal years generated by sales outside the United States. As of February 27, 2005, we employed approximately 800 people globally.

Industry Overview

Our fault-tolerant systems compete in the high-availability server market, a rapidly-growing category of the estimated $55.4 billion global server market in 2005. As International Data Corporation (IDC), an independent global market intelligence and advisory firm in the information technology and telecommunications industries, notes in a November 2004 market analysis, the high-availability server market is expected to represent an estimated $7.8 billion share of the global server market in 2005, and is projected to grow at a 11.0% compound annual growth rate, or CAGR, through 2008 compared with a 2.4% CAGR for the market as a whole. The high-availability server market includes segments for servers that run Microsoft Windows, Linux, UNIX and a number of proprietary operating systems. Our ftServer product lines target the fastest growing segments, Windows and Linux, the combination of which is projected by IDC in its market analysis to grow from $2.5 billion in 2005 to $6.2 billion in 2008, representing a 26.2% CAGR.

A number of factors are expected to drive growth in the high-availability server market. The power and performance of Intel processors and the improved reliability of Windows operating systems have created a combination that competes effectively for customers’ enterprise applications against more costly and restrictive alternatives. In addition, customers’ expectations as to what constitutes a business-critical or mission-critical application have changed dramatically in the past five years, especially with the growth of Web-based commerce and 24/7 application access. These changes have resulted in an increased demand for uptime and, consequently, more applications now require high-availability solutions.

IDC defines server availability levels (ALs) from AL0 to AL4, with AL4 being the highest level of server availability. Traditionally, through our Continuum products, we have served only the AL4 market, where the requirements for availability are most demanding and the consequences of downtime most serious. Applications in the AL4 market include funds transfer, securities trading, bank ATMs and enhanced 9-1-1 computer-aided dispatch. Today, ftServer systems serve not only the mission-critical AL4 market but also the larger business-critical AL3 and AL2 markets, targeting applications such as e-mail, transaction processing and manufacturing process control. We believe our ftServer systems give us access to a far broader range of end users and applications, as well as higher volume sales opportunities.

Our Business Strategy

Our strategy is to expand our market share beyond our historical base of our proprietary servers into the faster-growing Windows- and Linux-based server market, while maintaining the historically high attach and retention rates of our service programs. We have developed the ftServer product range that delivers very high reliability at competitive prices, enabling us to offer AL4 fault-tolerant servers at AL2-AL3 prices. As we grow the ftServer system business, we also intend to offer upgrades to our Continuum system customers, and begin to upgrade them over time to the ftServer platform.

Become the Solutions-Oriented Availability Experts

Stratus’ expanded focus on solutions brings its availability expertise to bear on the entire IT infrastructure including servers, networking, security, storage, operating systems, middleware, etc. Using a portfolio of services that draw upon internal resources and potentially, third-party providers, Stratus can increase its value as a trusted advisor to the customer for such tasks as design for availability, application development, solution provision, monitoring and alerting, change management, disaster recovery and a range of other services.

Evolve Continuum Server Business

The Continuum fault-tolerant server family runs our proprietary operating systems, delivering 99.999% availability and extending a venerable track record of supporting mission-critical applications for some of the most recognizable companies in the world. Our customer base historically has been very loyal, we believe, due to the high reliability of the Continuum server line and because of the high costs and significant efforts associated with switching applications away from our proprietary operating system to a different operating system. We plan to leverage our Continuum system customer base to generate revenue by providing ongoing service support, selling replacement products and upgrading our installed base to newer platforms.

Customers with Virtual Operating System (VOS)-based applications can now move them off the Continuum hardware onto the Intel processor-based ftServer V-Series line, as this product line was made generally available in August of 2004. Stratus has also introduced the ftServer T-Series, a Linux-based server line targeted primarily at the wireless telecommunications market where Linux tends to be the operating system of choice. Some Continuum customers with critical network applications running on HP-UX may migrate to T-Series and Linux; the majority of sales, however, are expected to come as a result of the desire to develop and deploy new applications in next-generation networks. Both the V-Series and T-Series lines were introduced in fiscal 2005.

Grow ftServer Systems Business

We believe we are well positioned to capture a significant share of the fastest-growing segments of the high-availability server market, those relating to servers that run Windows and Linux operating systems. Currently, we are the only source for hardware fault-tolerant server technology for Windows- and Linux-based operating environments.

To accelerate market penetration of our ftServer systems, we are targeting specific applications in selected industries where we believe there is the most immediate and compelling need for continuously and highly available computing. We seek to establish a commanding market position in specific application areas, broaden to adjacent applications, and selectively add new applications and industries. We currently concentrate on applications in retail banking, public safety, manufacturing, healthcare, transportation and logistics, as well as gaming.

We plan to broaden our market reach by selling our products through reseller partners and offering our products on an OEM basis to other hardware manufacturers. We have over 300 partners who we believe will integrate the ftServer platform into their application solution or jointly sell with us to deliver an integrated solution to the customer.

The Company’s priority areas of focus and investment include pharmaceutical manufacturing, which is concerned with productivity, quality and regulatory issues, and next-generation wireless communication applications and services offered by major carriers who are concerned with developing new subscriber revenue streams. Further, we believe Stratus’ evolving solutions orientation will increase our visibility to the customer and provide us with broader exposure to additional sales opportunities within accounts that engage our consultative professional and managed services expertise. We plan to broaden our market reach further by selling our hardware and service products through reseller partners, such as Dell and Motorola, and OEMs such as NEC.

Maintain and Maximize High Attach and Retention Levels of Service Offering

We seek to maintain the service contracts in place with our Continuum server customers, while also ensuring that the highest proportion of our ftServer system customers benefit from our premium service offering. Our service offering is integral to the value proposition of both the Continuum and ftServer systems.

To maximize the attach rates for our ftServer products, we are using a multi-tier service offering to appeal to the various types of customers in the AL2 and AL3 markets. Service levels for our ftServer systems range from telephone support with hardware remedial support services to a 100% uptime program for hardware and operating systems. In fiscal 2005, 81% of ftServer system customers purchased a service contract, with 40% of such service customers selecting the highest-margin premium option.

We support our growing ftServer system customer base using the same service infrastructure that we developed, built and refined over many years to support our Continuum and prior generation products. As a result, we are achieving significant operating leverage in our service business. We currently do not anticipate significant capital expenditure or hiring needs in order to provide comprehensive service coverage to additional ftServer system customers.

Competitive Strengths

Loyal and Diversified Customer Base. As the basis for our historically stable and recurring service revenue, our loyal customer base is one of our greatest assets. Consisting of approximately 1,000 customers as of February 27, 2005, including some of the most recognizable companies in the world, our customer base is well-diversified, with no customer accounting for more than 7.9% of service revenue or more than 5.5% of product revenue for fiscal 2005. As of February 27, 2005, our customers had approximately 3,800 Stratus servers under our maintenance contracts, with the average Continuum server service contract having been in place for 7.2 years. Over the last three fiscal years, we have had approximately 99% service contract retention rate for our Continuum systems. This high level of retention in our installed base can be attributed to the greater than 90% customer satisfaction levels provided by our service business as well as the high costs associated with porting applications away from our proprietary VOS operating system. We believe both the high retention rate for our service contracts and the low levels of attrition in our installed base are strong testaments to the loyalty of our customers and the high value of our services.

Compelling Value Proposition. For over 20 years, we have provided our customers with the continuous availability they have demanded for their most critical computing applications. We track and disclose the availability levels delivered by our Continuum and ftServer products under service contract and are currently achieving over 99.999% uptime for all such servers. This level of uptime can provide substantial cost savings to our customers. An April 2005 study by Gartner, Inc. of users of high-availability and mission-critical services from external sources found that respondents’ average lost revenue attributable to downtime ranged from $106,000 to $183,000 per hour. Using $110,000 as a data point, the annual cost savings between a server offering 99.999% uptime and a server offering 99.95% uptime are greater than $450,000 per year. Through the introduction of the ftServer system, we have made 99.999% uptime accessible to a much broader range of customers. In addition, out of the box, an ftServer model will run Windows 2000 Server applications unmodified, integrate quickly into the user’s IT infrastructure, and require little or no incremental IT staff support for ongoing operation, system management or service. As a result, we believe the ftServer system family offers a compelling value proposition by providing extremely high levels of reliability combined with operational simplicity in a cost-effective manner.

Proactive and Highly Automated Service. Our service technology allows us to remotely detect and resolve problems before they cause system downtime. Our architecture combines automatic fault detection, automatic fault isolation, integrated “call home” remote support and component replacement service to enable a built-in serviceability model ideally matched to business-critical and mission-critical computing requirements. We believe that the self-diagnosing “call home” feature allows us to run our service operations with significantly fewer technical field representatives than are used by our competitors. In addition, this proactive model helps our customers run our products with little or no incremental IT staff support. Our service offering is an integral part of our value proposition, demonstrated by the fact that in fiscal 2005, over 97% of Continuum system customers and 81% of ftServer system customers purchased a service contract when purchasing server hardware.

Differentiating Technology. Every Stratus system includes Continuous Processing® features that are a result of more than two decades of experience ensuring uptime for the demanding mission-critical applications of our worldwide customers. All aspects of Continuous Processing design - hardware, software and service - aim to prevent, rather than simply recover from, unplanned downtime. Preventing downtime differentiates our systems from traditional servers and high-availability clusters (which use multiple servers to recover after one of the servers in the cluster has failed). We protect our products and technology through copyrights, trade secrets and patents. In addition, we have a perpetual license from Ascend Communications, Inc. (which has been acquired by Lucent) to use certain patents relating to the technology of the former Stratus Computer, Inc.

Extensive Experience and Expertise. We have more than two decades of field-proven experience in supplying continuously available fault-tolerant systems and services. We believe our focus and expertise in fault tolerance has helped position us to succeed in the continuous availability and high-availability server markets. Guiding our success is a management team with deep industry knowledge. Our top six senior managers come from companies including IBM, Digital Equipment, Lucent, Compaq and Hewlett-Packard, and have an average of over twenty-five years of experience in the high technology industry. This experienced management team, together with our extremely low voluntary employee turnover rate (which has been less than 6% for the 24-month period ended February 27, 2005), helps us maintain our technical know-how.

Efficient Cost Structure. We are focused on controlling costs to maximize the profitability and scalability of our business. We seek to minimize our fixed manufacturing costs, while achieving superior quality, by outsourcing nearly all manufacturing of new Continuum and ftServer systems. Outsourcing also affords us a high degree of scalability, in that we can quickly ramp up production when necessary without requiring significant additional capital investment. Furthermore, by partnering with resellers, we believe that our sales channels are also highly scalable.

Product Offerings

For over 20 years we have focused primarily on providing fault-tolerant continuously available systems for critical applications. Our products achieve continuous availability by using replicated, fault-tolerant hardware to eliminate virtually any single point of failure and protect data integrity. These systems contain multiple redundant components, which process the same instruction at the same time. We strive to ensure that in the event of a component failure, there is no interruption in processing, no lost data and no slowdown in performance. Unlike standard servers or clusters, Stratus hardware and software handle many errors transparently, shielding errors from the operating system, middleware or application software, thus eliminating many potential software problems. Our systems allow most replacements and reconfigurations to take place while the server stays online.

All aspects of Continuous Processing design — hardware, software and service — aim to prevent, rather than simply recover from, unplanned downtime. Preventing downtime further differentiates our systems from traditional servers and high-availability clusters (which use multiple servers to recover after one of the servers in the cluster has failed). Each of our systems is designed to address the primary causes of downtime and data loss — single points of failure, hardware fail-over and recovery time, faulty device drivers, human error, component and software revision incompatibilities — to keep businesses online.

We currently provide two lines of fault-tolerant servers, the Continuum system family and the ftServer system family with several variations, each of which is supported by a technologically advanced worldwide service offering.

Continuum System Family

The Continuum systems represent a successful history of fault tolerance, continuous availability and superior service spanning two decades, supporting critical applications for many of the most recognizable companies in the world. Today, 1,659 Continuum servers are deployed throughout the world at 574 customer sites, supporting mission-critical applications in the securities, banking, credit card, transportation, gaming, telecommunications and other industries, and in government.

The family of Continuum servers is comprised of mid-range and high-end fault-tolerant systems, which run our proprietary VOS and FTX operating systems and enhanced HP-UX operating system. All of these operating systems have been optimized for critical on-line computing and expressly designed or modified to take full advantage of our fault-tolerant, multiprocessor Continuum system architecture. The Continuum 600 and 1200 systems support our VOS and FTX operating systems while the Continuum 400 system supports our enhanced HP-UX operating system.

Our Continuum servers are used primarily for mission-critical applications for both enterprise and telecommunications service providers. Examples of these applications include telecommunications control, funds transfer, securities trading, bank ATMs, enhanced 9-1-1 computer-aided dispatch and other interactive applications where systems availability and data integrity are critical requirements.

Our customer base for Continuum servers is very loyal because of the outstanding reliability of the Continuum server line and the high costs and significant efforts associated with switching applications from our proprietary VOS operating system to a different operating system. We intend to provide ongoing service support and sell replacement products for our Continuum server customers. We successfully ported the VOS operating system to the ftServer platform for release in fiscal 2005. The V-Series product line offers current customers a clear upgrade path to our latest server technology and enables the convergence of our product offerings into the Intel architecture.

ftServer System Family

Our ftServer systems are the result of our efforts to bring Intel-based fault-tolerant continuous availability capabilities to Microsoft Windows and Linux computing environments. The family of ftServer systems represents a new, simplified and cost-effective implementation of our fault-tolerant technology that now targets the rapidly-growing high-availability Windows- and Linux-based server markets. The inherent reliability of our hardware fault-tolerant design, coupled with our software-availability features and integrated service technology, aggressively positions us against competitors’ solutions where platform reliability and operational simplicity are important. Out of the box, ftServer systems run Windows applications unmodified, integrate quickly into the IT infrastructure and require little or no incremental staff support for ongoing operation, system management or servicing. Today, we hold a highly differentiated technology and product position in this segment of the server market. We currently are the only source for hardware fault-tolerant server technology for Windows- and Linux-based operating environments.

In June 2001, we launched the ftServer 5200 system, the first of our ftServer line. In March 2003, we launched our first product with second-generation ftServer technology. The entry-level ftServer 3300 system uses current Intel Xeon processor technology and is a more compact fault-tolerant server. It is ideal for space-constrained data centers, remote offices and multi-site operations due to its compact modular design and ease of use. This same design and component interchangeability is evident in our newest mid-range and enterprise class models, the ftServer 5600 and ftServer 6600 systems. These new servers join the ftServer 3300 in offering IT managers a cohesive, technologically advanced, and ultra-reliable platform for continuous processing.

In March 2004, we introduced our first new system for the telecommunications industry since the Company’s spin out from Ascend Communications in 1999. The ftServer T30 system is the first model in a planned family of fault-tolerant, open-system servers designed expressly for the rigors of high-availability computing in the telecommunications industry. NEBS™ Level 3-compliant, the ftServer T-Series server is Stratus’ first Intel® processor-based offering to support the Linux® operating system.

General availability of the Company’s ftServer® V-Series 200 and 400 models was announced in August 2004. This unique product family is a new industry-standard server platform supporting applications written for the VOS environment. The new Intel-based servers enable customers running high-volume, mission-critical VOS applications, such as trading systems, and point-of-sale debit and credit transaction processing systems, to extend their applications’ lives with minimal effort while speeding performance and lowering management overhead.

In September 2004, we introduced the ftServer W-Series 2300, the industry’s first fault-tolerant server priced below $10,000. The W-Series 2300 server is intended for large, decentralized deployments at remote locations where “lights-out” system management is desirable, such as distribution centers, warehouses, branch offices and retail chains, as well as for public safety, computer-aided dispatch applications in small-to-medium sized municipalities.

As businesses’ need for uptime and application availability has grown, we have focused on delivering availability as a total product solution to specific applications in selected markets. Our focus since mid-2002 on applications in retail banking, public safety and manufacturing has contributed to the success of the ftServer system line to date. Applications in these markets include ATM, transaction processing, computer-aided dispatch and manufacturing process control. In addition, we have established partner relationships and focused programs in other industries, such as healthcare, transportation and logistics, gaming and telecommunications. To date, we are allied with over 300 channel partners and value-added resellers to create a complete fault-tolerant solution for critical applications.

In fiscal 2005, Stratus entered into reseller agreements with two industry notables in the public safety marketplace. Motorola is packaging ftServer systems with its software systems for public safety system users ranging from the largest cities to small-and medium-sized municipalities. Dell, working with the many other public safety software suppliers serving this market and advocating Stratus fault-tolerant systems, serves a primary fulfillment channel for the Stratus ftServer in this market.

Developing close associations with channel partners in telecommunications and pharmaceutical manufacturing systems was also a Company focus in fiscal 2005. These are two markets where Stratus is making considerable investments in resources, market research and development, and specific industry expertise. Coincident with this effort is the Company’s transition to becoming solutions-oriented, thereby increasing its value to customers, stepping up its direct involvement in the selling process with its channel partners, and extending its portfolio of products and services beyond its computer servers and maintenance programs. The Company believes that this will increase the value of individual end-user sales and position Stratus as a trusted advisor and problem solver for its customers.

Worldwide Service

Our service offering, centered around our technology-based ActiveService™ Architecture and ActiveService™ Network, provides for remote monitoring, problem diagnosis and product repair. This service technology is a fundamental element of the design and performance of all Stratus server products and is integral to our customer value proposition. Our architecture combines automatic fault detection, automatic fault isolation, integrated “call home” remote support and component replacement service to enable a built-in serviceability model ideally matched to business-critical and mission-critical computing requirements.

Given the critical nature of the applications our servers support, the majority of our customers purchase service contracts alongside our server products. In fiscal 2005, over 97% of Continuum server sales and 81% of ftServer system sales included service contracts. In addition, service contract retention rates over the past three fiscal years have exceeded 90%. As a result of the high service attach rates for new unit sales, the high retention rates beyond the initial contract period and the evergreen nature of our service contracts, the revenue generated by our service business has historically been predictable and stable. As of February 27, 2005, our 972 service customers around the world had 3,837 servers under service contract. For the fiscal year ended February 27, 2005, no customer in this broad base accounted for more than 7.9% of our service revenue.

Our worldwide service organization supports both the Continuum and ftServer system families with over 63 field-based engineers and technical account managers located in 15 major geographic centers throughout the world. In addition, there are over 111 higher level hardware and software product support engineers located worldwide.

Under the Continuum service offering, we provide immediate access to the nearest Stratus Customer Assistance Center, 24 hours-a-day, seven days-a-week, via our high-speed Remote Service Network modem, to provide the following:

•	Proactive remote monitoring capabilities, including predictive analysis, remote system commands and the ability to pinpoint and duplicate system level problems;

•	Automatic notification of any hardware problems;

•	24/7 same-day, on-site service for critical remedial service;

•	Immediate access to our on-line database for call history information to expedite the resolution of problems; and

•	Transmission of technical information and documentation from the Stratus Customer Assistance Center.

In contrast to the Continuum support program, we offer three levels of field support for our ftServer products:

•	Assured Availability PlusSM Coverage – provides substantially the same level of service as the Continuum service offering described above;

•	Availability PlusSM Coverage – provides 24/7 remote system monitoring and telephone support; and

•	System AvailabilitySM Coverage – for fault-tolerant but not mission-critical requirements. This offering provides telephone support with select hardware remedial-support services 8 hours a day, 5 days a week.

To the best of our knowledge, Stratus is the only server manufacturer to publicly disclose availability levels for its server lines. Because of our ActiveService Network, we know immediately if one of our servers under service contract experiences an issue that results in unplanned downtime, as well as the duration and cause of that downtime. From this real-time information, uptime reliability for the hardware and operating system is automatically calculated for all ftServer systems and all Continuum systems in our installed base that are under service contract, over the most recent six- and twelve-month periods, respectively. That information is available to the public via online Stratus Uptime Meters.

Research and Development

In order to maintain our competitiveness, we have made substantial research and development (or “R&D”) expenditures in each of the last four fiscal years, with the largest spending occurring in fiscal 2001 as we developed our new ftServer product line. Since the beginning of fiscal 2000, we have invested $313.2 million in R&D, primarily related to the development and enhancement of our ftServer systems. Now that the ftServer systems have been introduced and our current deployment is focused on one platform, we expect that our incremental R&D expenditures will decrease. We will continue to invest in our R&D activities, as well as leverage our collaboration with third parties, to enable our future growth and to stay current with the evolving technologies in the high-availability market. We expect that our future R&D activities will focus primarily on developing Linux-based systems and keeping pace with the Intel-processor roadmap. Our in-house R&D activities take place in our facilities located in the United States and Ireland. At February 27, 2005, we employed 203 people in R&D, representing approximately 25.5% of our total personnel.

Sales and Marketing

We sell our products, services and solutions in most major markets worldwide through a combination of direct and indirect channels. As a broader group of customers seeks highly reliable industry-standard servers at significantly lower prices, such as our ftServer systems, we have focused on developing indirect sales channel relationships to reach that group. Our third-party channel partners develop and/or sell software applications that often drive customer purchases of our products and services. Some of our partners integrate our Intel-based, fault-tolerant server platform as a high-value component in a turnkey solution.

We have focused our ftServer system marketing and sales resources on specific industries that have compelling business needs for continuously available applications. We have focused our indirect channel partner recruitment efforts on these industries. We continue to use a direct sales model and geographical resellers to service our Continuum system customers. At February 27, 2005, we employed 184 people in sales and marketing, representing approximately 23.1% of our total personnel.

Channel sales accounted for approximately 60% of all product sales in fiscal 2005, and approximately 65% of our ftServer system sales. We believe that our relationships with resellers, distributors, and other indirect channels are very important to our revenue growth and profitability. With our new emphasis on solutions, we will also be taking a more active, participatory role with our partners in the selling process.

Additionally, Stratus sells third-party, pass-through products that customers value highly in their IT infrastructures and that are interoperable with Stratus products. Examples include data storage systems from EMC, a range of disaster-recovery products and server virtualization software.

We also offer products on an OEM basis to other hardware manufacturers. In addition, we supply after-market and peripheral products to our end-user installed base, both directly and through independent distributors and resellers.

Manufacturing

We contract with two third-party manufacturers, Benchmark Electronics, Inc. and Solectron Corporation, to produce the majority of our servers. Benchmark manufactures our Continuum line of servers and several printed circuit boards for our ftServer product family, while Solectron manufactures the servers in the ftServer product family. In addition, Benchmark and Solectron assemble, integrate and ship our systems and components to our customers and provide related services, including product and process design services, logistics, repair, purchasing and provisioning services and shipping and freight forwarding services.

Although we outsource virtually all of the manufacturing of new Continuum and ftServer systems, we are active in final assembly, test and quality control of our systems. In addition to the product manufacturing done by Benchmark and Solectron, we operate a manufacturing facility at our Maynard, Massachusetts site, where we remanufacture products for our Remarketing Support Service operation.

Competition

With our ftServer systems, we currently are the only source for hardware fault-tolerant server technology for Windows- and Linux-based operating environments, though we compete with distributors and resellers of systems based on Intel microprocessors and the Windows family of operating systems. We also compete for new business with hardware solutions made by Hewlett-Packard, IBM, Dell and Sun Microsystems. In addition, Hewlett-Packard, IBM, Dell and Sun Microsystems provide clustered-server solutions (software solutions) that compete with our hardware solutions in the high-availability market. Although many of our primary competitors are large multinational companies with businesses that are more diversified than ours, we believe our products’ extremely high levels of reliability, cost-effectiveness and ease of use enable us to compete in our target markets as well as position us to maintain and grow our market share.

Patents, Trademarks, Copyrights and Intellectual Property Licenses

We have registered and/or applied to register certain trademarks and service marks to distinguish our products, technologies and services from those of our competitors in the United States and in foreign countries and jurisdictions. We also protect our products and technology through copyrights, trade secrets and patents. In addition, we have a perpetual license from Ascend Communications Inc. (which has been acquired by Lucent) to use certain patents, relating to the technology of the former Stratus Computer, Inc. While we believe that patent protection is important, we believe that factors such as innovative skills and technological expertise are also important. Disputes over the ownership, registration and enforcement of intellectual property rights arise in the ordinary course of our business. However, we are not currently involved in any such disputes that we believe could have a material effect on our consolidated financial position.

Litigation

The Company is not currently, nor has the Company in the last twelve (12) months been, involved in any litigation or arbitration proceedings that have or, in the last twelve (12) months, have had, a significant effect on the Company’s financial position, results of operations or cash flows. The Company is not aware of any threatened or potential legal proceedings that could have a significant effect on the Company’s financial position.

4.C	Organizational Structure

Stratus SA is the parent company of a group of consolidated companies. The diagram below contains a general depiction of the organizational structure of Stratus SA and its subsidiaries. It does not present a complete representation of our organizational structure.

Notes to Organizational Diagram:

(a)	Stratus Technologies International, S.à r.l., is a Luxembourg entity with a Swiss branch that previously provided financing to Stratus entities via inter-company loans, some of which remain outstanding.

(b)	Stratus Equity S.à r.l. holds capital stock in Stratus Technologies Group, S.A., as treasury shares.

(c)	SRA Technologies Cyprus Limited licenses product and customer service intellectual property from Stratus Technologies Bermuda Ltd. and then sub-licenses the intellectual property to Stratus Technologies Ireland Limited.

(d)	Stratus Technologies Bermuda Ltd. owns all Stratus product and customer service intellectual property and licenses such intellectual property to SRA Technologies Cyprus Limited and unrelated third parties.

(e)	Stratus Technologies, Inc. sells the Stratus products it purchases from Stratus Technologies Ireland Limited to customers in the U.S. Stratus Technologies, Inc. also provides marketing and administrative support to affiliates, provides customer service support on behalf of Stratus Technologies Ireland Limited and performs research and development on behalf of Stratus Technologies Bermuda Ltd.

(f)	Stratus Technologies Ireland Limited sells Stratus customer service contracts directly to third parties and sells Stratus products to affiliates and third-party distributors. Stratus Technologies Ireland Limited also pays royalties to SRA Technologies Cyprus Limited for the use of Stratus customer service and product intellectual property and performs research and development on behalf of Stratus Technologies Bermuda Ltd.

(g)	Cemprus Technologies, Inc. owns the membership interests in Cemprus, LLC, which holds strategic licenses for the telecommunications business.

(h)	Stratus Technologies Japan, Inc., a non-U.S. operating subsidiary of Stratus Technologies, Inc., has an overdraft facility of ¥350.0 million (approximately $3.3 million as of February 27, 2005). There were no borrowings outstanding under this facility as of February 27, 2005.

(i)	Stratus Research and Development Limited holds certain intellectual property and licenses rights in this intellectual property in return for royalties.

4.D	Property, Plant and Equipment

At February 27, 2005, the Company owned one research and development facility in Ireland and leased offices in fifteen (15) countries. None of the facilities is subject to material encumbrance. The following is a list of the principal properties and their use:

Country	Company	Location	Use	Square feet
Owned Property
Ireland	Stratus Technologies Ireland Ltd.	Dublin	R&D	45,077

Leased Property
USA	Stratus Technologies, Inc.	Maynard, MA	Corporate and R&D	366,151
	Stratus Technologies, Inc.	Maynard, MA		26,116
	Stratus Technologies, Inc.	Phoenix, AZ		18,184
Japan	Stratus Technologies Japan Inc.	Tokyo	Sales and Services	15,274
Germany	Stratus Technologies GmbH	Schwalbach	Sales and Services	13,240
United Kingdom	Stratus Technologies Ltd.	Ashford	Sales and Services	10,501
France	Stratus Technologies S.A.	Nanterre Cedex	Sales and Services	10,021

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A	Operating Results

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis by management of our operating and financial results should be read in conjunction with our consolidated financial statements. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this Annual Report. Our consolidated financial statements and the financial information discussed below have been prepared in accordance with accounting principles generally accepted in the United States. The tables contained in this section are presented in millions. Immaterial differences between numbers contained in such tables and in our audited and unaudited financial statements are due to rounding.

Overview

We are a global provider of fault-tolerant computer servers, technologies and services, with more than 20 years of experience focused in the fault-tolerant server market. Our servers provide high levels of reliability relative to the server industry, delivering 99.999% uptime or better (equivalent to less than 5 minutes of downtime annually in continuous operation). Our customers, who include some of the most recognizable companies in the world, purchase Stratus servers and support services for their critical computer-based operations that are required to be continuously available for the proper functioning of their businesses. With our latest server line we are broadening our customer base considerably in the high-availability server market by offering the superior performance of continuous availability combined with operational simplicity at cost-effective prices.

We currently provide two lines of fault-tolerant servers, the Continuum® system family and the ftServer® system family, each of which is supported by a technologically advanced worldwide service offering.

The table set forth below shows our consolidated revenue for each of our product lines and our service offering:

•

Product revenue consists primarily of revenue generated from the sale of our servers, which include our proprietary and other operating systems. We have experienced a decline in the number of units sold and the revenue generated from sales of Continuum systems over the last three fiscal years. We believe that several key factors have contributed to this decline, including an artificially high product demand generated by the year 2000 problem, the subsequent weakness in information technology spending, the emergence of newer and more competitive high-availability server products, the proprietary nature of the operating systems running on the Continuum systems and a shift in our business focus to sales of ftServer systems. In fiscal 2002, we launched our ftServer systems that run the Windows operating system. We expect our future product revenue growth largely to derive from sales of ftServer systems, which support the Microsoft Windows® operating system, Linux operating system and our own proprietary VOS® operating system. In the first half of fiscal 2005 we introduced the ftServer T-Series, which is our fault tolerant server for the telecommunications market and uses Linux as the operating system. In addition, with the successful porting of our proprietary VOS® operating system to the ftServer V-Series, we continue to generate product sales from our installed base. The V-Series was made available for sale during the second quarter of fiscal 2005. This important milestone provides a migration path that enables our Continuum system customers to leverage their investments in their applications written on VOS and continue to achieve performance improvements as their businesses grow. V-Series systems thereby extend the longevity and revenue-producing capacity of our Continuum system customer base. We believe this product will meet the needs of many of our Continuum system customers that will require a more robust, competitive industry-based hardware platform for use with our proprietary VOS operating system. Although we intend to leverage our current base of Continuum system customers through add-on sales and upgrades, our growth plans are focused on the promotion and sale of ftServer systems. As these lower-cost servers generate lower margin dollars per unit than our Continuum systems, we will need to increase our market penetration in order to increase our profitability.

•	Service revenue consists of revenue primarily generated from our customer support activities, which consist of maintenance contracts for which revenue typically is recognized ratably over the contractual period, one-time services such as part repair, time and materials activities, installation, education and professional consulting services. In fiscal 2005, over 97% of Continuum server sales and 81% of ftServer system sales included service contracts. Our systems tend to remain under service and in operation for long periods of time, historically resulting in a predictable service revenue stream. As our sales focus shifts to the lower-priced ftServer systems with correspondingly lower-priced service offerings, we intend to seek new sources of service revenue by increasing the breadth and scope of our service offerings, containing or reducing costs and leveraging our existing service infrastructure to support all of our product lines.

Product and Service Revenue

	Fiscal Years Ended
	February 27, 2005	February 29, 2004	February 23, 2003
	(dollars in millions)
Continuum products	$53.2	$59.4	$77.5
ftServer products	57.1	42.0	31.9

Total product revenue	110.3	101.4	109.4
Service revenue	161.2	155.5	135.0

Total revenue	$271.5	$256.9	$244.4

We currently have research and development centers in the United States and Ireland. Most of our product manufacturing is outsourced to Benchmark Electronics, Inc. and Solectron Corporation, although we operate a manufacturing facility at our Maynard, Massachusetts site, where we remanufacture products for our Remarketing Support Service operation. We maintain sales and service offices in over 15 countries worldwide. In fiscal 2005, 40.8% of our revenue originated from the United States, 27.4% from Europe, Middle East and Africa (“EMEA”), 19.6% from Japan, 8.8% from Asia-Pacific (including Asia, Australia and New Zealand) and 3.4% from other regions (including Canada, Mexico, Central and South America). Based on revenue, our six largest markets in fiscal 2005 were the United States, Japan, the United Kingdom, the Netherlands, Spain and Germany, together representing 78.8% of total revenue.

Revenue by Region

	Fiscal Years Ended
	February 27, 2005	February 29, 2004	February 23, 2003
	(dollars in millions)
U.S.	$110.8	$97.6	$115.6
EMEA	74.4	80.2	54.9
Japan	53.1	49.1	40.9
Asia-Pacific	23.9	18.7	20.5
Other	9.3	11.3	12.5

Total revenue	$271.5	$256.9	$244.4

Over the prior three fiscal years, our results of operations have been adversely affected by a number of factors, including weakness in information technology spending. We believe that such factors may continue to affect our results of operations. In addition, a substantial portion of our quarterly revenue historically has been recorded in the final weeks of each fiscal quarter, and we expect that this pattern will continue in the foreseeable future.

2004 Recapitalization

On November 18, 2003, we issued $170.0 million aggregate principal amount of Outstanding Notes in a private placement for the primary purpose of retiring approximately $96.2 million in outstanding senior indebtedness and related fees. We also entered into a $30.0 million collateralized revolving credit facility. In connection with these financing activities, Stratus Technologies Bermuda Ltd. purchased 4,937,835 outstanding Series A Preference Shares of Stratus SA from Investcorp Stratus Limited Partnership, MidOcean Capital Partners Europe, L.P. and Intel Atlantic, Inc., at a price per share of $11.89 (or $5.48 per ordinary share equivalent on an as-converted basis), for an aggregate purchase price of $58.7 million.

In addition, current holders of Stratus SA’s ordinary shares, including members of senior management, other current employees and other shareholders, were offered the right to sell a portion of such shares to Stratus Technologies Bermuda Ltd. at a price per share of $5.48. Such right terminated on December 17, 2003, at which time Stratus Technologies Bermuda Ltd. purchased 430,634 ordinary shares of Stratus SA. At the time of this transaction, the fair value of Stratus SA’s ordinary shares, as determined by management, was $1.16 per share. Since the per share purchase price of $5.48 exceeded the fair market value, we recognized $1.9 million in transaction-related costs.

The Company’s employees also were offered the right, prior to December 17, 2003, to cancel a pro rata portion of their vested stock options to purchase ordinary shares of Stratus SA, in exchange for an amount per option equal to the difference between $5.48 and the exercise price of the option. The Company paid $3.7 million in connection with the cancellation of 921,115 stock options, which was recognized as compensation expense in the third quarter of fiscal 2004.

Fees related to the 2004 Recapitalization totaled $10.9 million. Of this amount, $10.6 million (consisting of investment banker fees, transaction fees, legal and accounting fees and other miscellaneous costs) was capitalized, of which $9.5 million will be recorded as interest expense over the 5-year term of the Notes and $1.1 million will be recorded as interest expense over the 4-year term of the New Credit Facility. Pursuant to Emerging Issues Task Force Issue No. 98-14 Debtor’s Accounting for Changes in Line-of-Credit or Revolving-Debt Arrangements, the New Credit Facility is considered a refinancing of the Former Revolving Credit Facility, therefore, the remaining deferred financing fees of $0.5 million related to the Former Revolving Credit Facility will be amortized over the life of the New Credit Facility.

Upon the effective date of the registration of the Notes on September 3, 2004 pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities, certain redemption and change of control features are considered embedded derivatives, the value of which have been recorded in non-current liabilities. The redemption and change of control features that are considered embedded derivatives are:

•	the Issuer’s right to redeem (“Call”) the Notes; at a specified price prior to December 1, 2006 in the event of an Initial Public Offering;

•	the Issuer’s right to redeem (“Call”) the Notes at a specified price prior to December 1, 2006 in the event of a change in control; and

•	the right of the holder of the Notes to sell back (“Put”) the Notes to the Company at a specified price at until December 1, 2008 in the event of a change in control.

At the time of the effective date of registration of the Notes, the fair value of these features was $7.6 million, which was recorded as a debt discount and is being amortized to interest expense over the remaining life of the Notes. A liability of $7.6 million was also established at the time of registration of the Notes associated with these features. Changes in the fair value of these features are recorded through other income (expense). During fiscal 2005 the debt discount of $0.9 million expense was amortized to interest expense and the net change in fair market value of the embedded derivative was $4.0 million income and recorded through other income.

Restructuring Programs, Asset Impairments and Other Charges

We implemented restructuring programs in fiscal 2003, 2004 and 2005 to realign our cost structure and our sales and marketing efforts, to centralize certain functions and to bring our expenses in line with business growth. As a result, we recorded significant restructuring and other related charges in fiscal 2003, 2004 and 2005.

As a result of the continued decline in Continuum unit sales and a slower than anticipated customer acceptance of our ftServer system product in 2003, we implemented a restructuring program in fiscal 2003 (“2003 Restructuring Program”). The 2003 Restructuring Program included a reduction in our workforce of 72 employees across all functions and locations, restructuring of certain business functions and closure of four facilities, resulting in annual savings of $5.9 million. As a result of the 2003 Restructuring Program, we recorded restructuring charges and asset impairments of $6.2 million ($1.2 million to cost of revenue and $5.0 million to operating expenses, which was partially offset by a net credit of $0.3 million related to the 2002 Restructuring Program). We recorded a charge of $3.8 million relating to severance and fringe benefits, of which $1.8 million was paid as of the end of fiscal 2003. We recorded a charge of $0.6 million related to the closing of sales offices and a charge of $0.7 million primarily consisting of computer and professional services equipment and furniture and fixtures that are no longer in use, of which $0.1 million was recorded as cost of revenue. In addition, due to the restructuring of the professional services organization, we recorded an impairment of a capitalized software product, amounting to a charge of $1.0 million recorded as cost of revenue.

We also incurred non-restructuring related impairments of capitalized software totaling $3.1 million in fiscal 2003 due to changes in our product lines and related technology. We have evaluated the carrying value of all capitalized software to determine if the carrying value exceeds recoverable amounts. The impairments were calculated by comparing the net realizable value of the relevant products to the carrying value of assets for those products.

We implemented our fiscal 2004 restructuring program (“2004 Restructuring Program”) in connection with our decision to shift our sales efforts for ftServer systems from a direct model to an indirect model that would rely predominantly upon third-party channels and resellers. The 2004 Restructuring Program was focused on optimizing the sales cost structure in EMEA to better serve the markets for both the Continuum product line and ftServer product line and included a reduction in our workforce of 11 employees. We do not expect to receive any significant annual savings as a result of these actions. In connection with the 2004 Restructuring Program, we incurred restructuring charges of $0.9 million. In the third and fourth quarter of fiscal 2004, we revised our estimates for certain items related to the 2004 Restructuring Program, which resulted in a net credit of $0.2 million.

In fiscal 2005 the Company committed to a worldwide reduction in force to better align operational costs and expenses with business growth and make financial resources available for strategic business investment. The 2005 restructuring program included a reduction in force of 158 employees across all functions and locations. The company’s management estimates the downsizing will result in savings of approximately $15.0 million in fiscal year 2006. As a result of the restructuring program we recorded $11.5 million in severance related benefits and $0.2 million in other exit costs. No significant further charges are expected. At February 27, 2005, the remaining restructuring liability is approximately $10.3 million.

2003 Acquisition

We acquired Cemprus, LLC from Platinum Equity, LLC on February 11, 2003. Through this purchase, we gained access to substantially all of the telecommunications products and technologies that had been retained by Ascend Communications at the time of its acquisition of Stratus Computer and that later were acquired by Platinum. Our acquisition of Cemprus brings rights to technology and products that are important to our enterprise computing business, as well as telecommunications hardware, software, global customers and product service contracts. These products and technologies include a fault-tolerant hardware platform based on Hewlett-Packard PA-RISC processors, a modified HP-UX operating system on fault-tolerant servers, the Stratus Intelligent Network Application Platform (SINAP) and GSM (wireless) applications, and next-generation voice/packet network connectivity for PSTN/SS7 and IP networks.

The aggregate purchase price for Cemprus was $15.1 million, plus acquisition-related transaction costs of $6.6 million, including severance costs associated with the termination of 79 employees, facilities termination expenses, and legal and bank fees. During fiscal 2004 the Company adjusted certain acquisition related liabilities, primarily related to facilities lease obligations, which resulted in a reduction of acquired goodwill of $3.0 million. The adjustments to the facilities lease obligations were a result of negotiated early terminations of several acquired leases in the United States. In addition, we assumed a note payable to Lucent Technologies for $9.5 million due April 30, 2005 at 10% per annum. Assuming the acquisition of Cemprus occurred on February 25, 2002, our pro forma total revenue and net loss for fiscal 2003 would have been $283.6 million and ($6.0) million, respectively.

We intend to continue to investigate potential strategic acquisitions of businesses and technologies from time to time as opportunities arise.

Non-Cash Stock Compensation

We participate in and are able to grant options under a broad-based employee stock option program based on Stratus SA’s stock. In fiscal 2003, all of the options granted were at an exercise price equal to the fair market value on the date of grant. On April 11, 2002, Stratus SA extended an offer to employees of its subsidiaries to cancel outstanding options with an exercise price of $4.50 or more per share for new options (the “2003 option exchange”). As a result of this option exchange, new options exercisable for a total of 3,167,020 shares were issued six months plus one business day after the expiration of the offer. The new options were vested to the extent the tendered option was vested on the cancellation date and the exercise price of the new options equaled the fair market value of one share of Stratus SA’s ordinary shares on the date of grant. The remaining, unearned compensation charge related to the cancelled options was expensed at the time of cancellation. The charge to compensation expense in fiscal 2003 was $5.2 million, including $4.2 million relating to the cancelled options.

During fiscal 2004, we did not grant any below-market options. The non-cash stock compensation expense recognized in fiscal 2005 related to those below-market options that were not tendered in the option exchange described above. The charge to deferred compensation expense in the fiscal year ended February 29, 2004 was $0.9 million.

During fiscal 2005, we did not grant any below-market options. The remaining deferred stock compensation balance relates to the unvested portion of the below-market options not tendered in the fiscal 2003 option exchange and will be fully amortized in the third quarter of fiscal 2006. As the fair market value of the Company’s ordinary shares for the fiscal year ended February 27, 2005, as determined by an independent valuation analysis was less than $1.50, the Board-authorized exercise price for that period represented a premium on the underlying shares. Accordingly, the weighted average fair value of such options was $0.

Critical Accounting Policies

Our accounting policies affecting our financial condition and results of operations are more fully described in note 3 to our consolidated financial statements. Certain of our accounting policies require the application of judgment by management in selecting appropriate assumptions for calculating financial estimates, which inherently contain some degree of uncertainty. Management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported carrying values of assets and liabilities and the reported amounts of revenue and expenses that may not be readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe the following are some of the more critical accounting policies and related judgments and estimates used in the preparation of consolidated financial statements.

Revenue Recognition

The Company sells its products and services to end users, resellers, and original equipment manufacturers. The Company’s products are integrated with software that is essential to the functionality of the equipment. Accordingly, the Company accounts for revenue in accordance with Statement of Position No. 97-2, Software Revenue Recognition, and all related interpretations. The Company’s transactions frequently include the sale of products and services under multiple element arrangements.

Revenue is recognized when persuasive evidence of an arrangement exists, delivery of the product or performance of the services has occurred, title and risk of loss has passed to the customer, the fee is fixed or determinable, and collection is probable. The Company uses the residual method to allocate revenue when a transaction includes one or more elements to be delivered and vendor specific objective evidence (“VSOE”) of the fair value of all undelivered elements exists. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue. VSOE is based on the fee charged when these elements are sold separately. If evidence of the fair value of one or more undelivered elements does not exist, all revenue is deferred and recognized when delivery of all elements occurs or when fair value can be established. Arrangements with customers generally include standard acceptance provisions that provide the customer with typically ten to fifteen days to notify the Company that delivered product does not conform to our standard published specifications. Customers may not cancel orders due to non-acceptance. Arrangements do not generally include subjective or other provisions involving acceptance over and above the published specifications. If a customer arrangement includes such an acceptance provision, revenue recognition occurs upon the earlier of receipt of a written customer acceptance or expiration of the acceptance period.

Transactions may include trade-in rights, upgrade rights or other related provisions. Revenue recognition on transactions involving trade-in or upgrade rights is deferred until such rights have lapsed or original product has been returned and/or related products have been delivered and all other revenue recognition criteria have been met. For coupons and specified future discounts, the related amount is deferred until such rights have lapsed or related products have been delivered.

When product is sold together with services, product revenue is recognized upon delivery, provided that (1) the above criteria have been met, (2) payment for product is not dependent upon the performance of the services, and (3) the services do not involve significant customization, implementation, or integration of the product and are not essential to the functionality of the product that was delivered. If services involve significant customization, implementation or integration, revenue for the services and the related product is generally recognized as the services are performed using the percentage of completion method. Estimates of total labor hours required to perform the related services and actual labor hours pertaining to the related services incurred during a period and to date are used in applying the percentage of completion method. If customer acceptance is uncertain at the outset of the arrangement, revenue for services and the related product is recognized under the completed contract method. Significant judgment is required to determine whether customer acceptance is uncertain at the outset of the arrangement. The Company considers the following factors in making this determination: the Company’s history with similar arrangements, the Company’s history with the customer, the level of risk involved in integrating the product into the customer’s IT environment, the customers participation in the endeavor, and the economic penalty the customer could face if the product and payment terms were not accepted.

If the fee due from the customer is not fixed or determinable, revenue is recognized as payment is due from the customer, assuming all other revenue recognition criteria have been met. At the time of the transaction, the Company assesses whether the fee associated with the revenue transaction is fixed or determinable and whether or not collection is probable. The fee is considered fixed or determinable based on the payment terms associated with the transaction. If a significant portion of a fee is due after the normal payment terms, which are usually 30 to 90 days from invoice date, depending upon the region, the fee is generally deemed as not fixed or determinable. In these cases, revenue is recognized as the fees become due. Collection is assessed based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. The Company does not request collateral from its customers. If it is determined that collection of a fee is not probable, associated revenue is deferred and recognized upon receipt of cash. In certain regions or countries where collection risk is considered to be high, such as Latin America, and certain Asian and Eastern European countries, revenue is generally recognized only when full cash payment is received from the customer or when a formal letter of credit has been put in place.

Revenue for arrangements with resellers is generally recognized when the Company delivers product as designated by the reseller and all other revenue recognition criteria have been met. Delivery is generally directly to end users or to the reseller if the reseller is integrating the product into its offering or otherwise designates such. If the Company continues to participate in sales to the end user, revenue is deferred and recognized when product is sold through to the end user based on evidence from the reseller provided all other revenue recognition criteria have been met (“sell through”). This is typically the case in Europe and, accordingly, transactions with resellers in Europe are recognized upon sell through. This is not the case in Japan where the Company deals exclusively with the reseller and has no involvement with the end user. Sales with resellers in other geographies are evaluated on a case-by-case basis. In Japan the reseller may from time to time order product and request that Stratus hold the product pending final delivery instructions. In these instances the Company maintains risk of loss while the product is being held and revenue is deferred until delivery is made to the reseller or the end user as instructed. Additionally, in some reseller transactions in Japan title does not pass until product acceptance by the customer; accordingly revenue recognition for these transactions is delayed until evidence of product acceptance is received. On a limited basis when the Company provides a reseller with stock rotation rights or any other return rights, revenue is deferred until the rights have lapsed.

Maintenance and support services are recognized ratably over the life of the maintenance and support service period, which typically is one year. Maintenance and support services include telephone support, remote network monitoring, advance parts exchange and unspecified rights to product upgrades and enhancements. VSOE for maintenance and support services is determined at the customer level based on the price charged for subsequent year renewals. Installation and other consulting service revenues are recognized when performed. VSOE for installation and other consulting services is based on the price charged when similar services are sold separately.

In the absence of a master purchasing agreement or signed contract, the Company uses either a purchase order or purchase order equivalent as evidence of an arrangement. Sales to resellers are usually evidenced by a master agreement governing the relationship together with purchase orders on a transaction-by-transaction basis. Sales to OEM’s are usually evidenced by a master agreement governing the relationship together with a shipping report on a transaction-by-transaction basis.

The majority of our sales transactions are completed using standard terms and conditions; however, there are agreements that contain non-standard terms and conditions. As a result, significant contract interpretation is sometimes required to determine the appropriate accounting, including whether the deliverables specified in a multiple element arrangement should be treated as separate units of accounting for revenue recognition purposes, and if so, how the price should be allocated among the deliverable elements and when to recognize the revenue for each element. Changes in the allocation of the sales price among deliverable elements might impact the timing of revenue recognition, but would not change the total revenue recognized for the transaction.

Stratus records deferred revenue for product shipped to customers and related services where amounts are billed pursuant to a contractual right and collection occurs or is probable prior to satisfying revenue recognition criteria.

Inventory-Related Provisions

We state our inventories at the lower of cost (first-in, first-out) or market. We periodically review our inventory for obsolescence and declines in market value below cost and write-down our inventory for any such declines. We consider recent historic usage and future demand in estimating the realizable value of our inventory. Possible changes in these estimates could result in downward revisions to the valuation of inventory, which would be included in cost of revenue for the period in which the revision is identified. As we continue to migrate our server offerings to industry standard components we may need to revise the estimated useful life of certain component parts.

Valuation of Long-Lived and Intangible Assets and Goodwill

We assess the carrying value of identifiable intangible assets, long-lived assets and goodwill annually, or more frequently if events or changes in circumstances indicate that such carrying value may not be recoverable. Factors we consider important, which could trigger an impairment review, include the following:

•	significant underperformance relative to expected historical or projected future results;

•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

•	significant negative industry or economic trends.

When we determine that the carrying value of intangible assets, long-lived assets or goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we review and measure any impairment based on the fair value of the asset. Fair value is primarily determined using a discounted cash flow methodology. While we believe that our assumptions are appropriate, such amounts estimated could differ materially from what will actually occur in the future.

Deferred Taxes and Tax Liability

We currently have significant deferred tax assets resulting from net operating loss carryforwards, and deductible temporary differences, which may reduce taxable income in future periods. Based on our review of several significant developments (including cumulative losses, the continuing market decline, uncertainty and lack of visibility in the technology market as a whole), we have determined that a valuation allowance is required since it is more likely that a portion of a deferred tax asset will not be realized. Forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. We have not provided a valuation allowance on net deferred tax assets in certain jurisdictions due to their historical and projected profitability. As of February 27, 2005 and February 29, 2004, our net deferred tax assets were approximately $3.0 million and $2.4 million, respectively, net of total valuation allowances of $26.6 million and $21.1 million, respectively.

The calculation of the Company’s tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions across our global operations. Significant judgment is required in evaluating our tax positions and determining our income tax expense. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes potential liabilities and records tax liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on the Company’s estimate of whether, and the extent to which, additional taxes will be due. These reserves are established when, despite our belief that our tax return positions are fully supportable, we believe that certain positions are likely to be challenged and may not be sustained on review by tax authorities. These reserves are adjusted in light of changing facts and circumstances. Our income tax expense includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest. In fiscal 2005, the Company reduced its tax related reserve by $1.4 million as a result of expiration of the statute of limitations to audit specific tax years for which the reserves had been established. The Company is currently undergoing a routine tax examination of the income tax return’s of a subsidiary in a foreign jurisdiction. The outcome of this examination cannot be determined at this time since fieldwork is still underway. The Company anticipates that the examination may be completed during fiscal 2006. Unfavorable settlement of any particular issue would require the use of cash. Favorable resolution would result in a reduction of the Company’s effective tax rate in the quarter of resolution. Any additional impact of the Company’s liability for income taxes cannot presently be determined; however the Company believes its accrued income tax liabilities are adequate.

Business Restructuring

During fiscal 2005, 2004 and 2003, we recorded significant charges in connection with the 2005 Restructuring Program, the 2004 Restructuring Program and the 2003 Restructuring Program. The related reserves reflect many estimates, including those related to termination benefits and settlements of contractual obligations. We review the reserve requirements to complete each restructuring periodically throughout the year. Actual experience has been and may continue to be different from these estimates. For example, we revised our estimates for certain fiscal 2002 restructuring plans during fiscal 2003, which resulted in a net credit of $0.3 million. As of the end of fiscal 2005 and 2004, liabilities associated with our restructuring program were $10.3 million and $0.1 million, respectively.

Stock Plans

The Company’s capitalization includes authorization for the issuance of stock options for the purchase of shares of the Parent’s ordinary stock to employees, management, directors, or consultants of its direct and indirect subsidiaries under the Stratus Technologies, Inc. (“Stratus Inc.”) Stock Incentive Plan. Stratus Inc. is a wholly-owned subsidiary of the Company. The Company accounts for stock-based compensation granted to employees using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, compensation cost for stock options granted to employees is measured as the excess, if any, of the fair market value of the

Parent’s stock at the date of grant over the exercise price. The fair value of options granted to employees is disclosed in accordance with SFAS No. 123, Accounting for Stock-Based Compensation. The Company records stock-based compensation issued to non-employees using the fair value method prescribed by SFAS No. 123.

Our stock option program is a broad-based, long-term retention program that is intended to attract and retain talented employees and align stockholder and employee interests. Our 1999 Stratus Technologies, Inc. Stock Incentive Plan is the plan under which our options are granted. This plan provides broad discretion to our board of directors to create appropriate equity incentives for our employees as well as members of our board of directors. Substantially all of our employees participate in our stock option program. In addition, many employees terminated under the 2005, 2004 and 2003 Restructuring Programs retained the vested portion of their stock option awards, for a period not to exceed the contractual expiration of the options.

As our Parent’s stock is not listed on an exchange, the determination of fair market value is based on management’s assessment as determined by an independent valuation analysis and approved by Stratus SA’s Board of Directors. Management’s assessment utilizes a number of common valuation techniques. The accounting for the Company’s stock option program and related stock-based compensation charges is impacted by this fair market value determination. The statutory minimum value for the purchase of Stratus SA’s shares, in compliance with Luxembourg requirements for “societes anonymes” (SA) companies, is U.S. $1.50 per share.

Embedded Derivatives

The Company does not hold or issue derivative instruments for trading purposes. However, the Company’s Notes due December 1, 2008 contain embedded derivatives that require separate valuation from the Notes. The Company recognizes the derivatives as liabilities in the consolidated balance sheet and measures the derivatives at their estimated fair value, which is determined by a third party valuation. Changes in the estimated fair value of the derivative are recorded through other income in the period of change. The initial bifurcation of the embedded derivatives from the Notes, at their effective date, resulted in a difference between the estimated fair value and the face value of the Notes. This difference is recorded as a debt discount and will be amortized to interest expense over the life of the debt. Valuing the embedded derivatives involves significant estimates and judgments, including assessing the likelihood of an Initial Public Offering or a Change in Control of the Company. The valuation is also significantly impacted by the price at which our Notes are trading. Accordingly, changes in assumptions or volatility in the price that our bonds trade at could have a material impact on the value of the derivatives and the income statement.

Results of Operations

The most important drivers of our results of operations are the successful acceptance of our product lines in the intensely competitive high-availability server market, our focus on distribution of our ftServer system products through third-party channels and resellers within key targeted industry segments and our ability to meet the rapidly changing demands of our customers through continued evolution of our product offerings. We believe that the combined strategy of launching our ftServer systems in fiscal 2002 and our commitment to maintaining the longevity of our Continuum systems, both in the field and the associated customer service bases, has enhanced our ability to be competitive in this ever-changing market. We plan to continue to focus on our value proposition of providing the highest levels of continuous availability, operational simplicity and compelling financial advantage versus the alternatives of our competitors.

We face a variety of challenges in remaining competitive in the high-availability server market. Customers are focused on availability of their applications to keep their businesses up and running cost-effectively. We look to solve that problem for them by keeping up with shorter lifecycles and rapid deployment of solutions in the market. Our ability to recognize the changing demands of our customers and to react to those demands by choosing the appropriate research and development course and distribution and pricing strategies continues to be essential to our results of operations. In response to these changing demands, we have renewed our efforts to update our product roadmap and to develop and introduce differentiated continuously available product offerings that we believe are attractive and competitive in the high-availability server market. Our ftServer V-Series system achieved technological feasibility in April of fiscal 2005 and was made available for sale in the second quarter of fiscal 2005. This important achievement will enable our Continuum system customers to leverage their investments in their applications written on VOS and continue to achieve performance improvements as their businesses grow by migrating to the ftServer V-Series system, thereby extending the longevity of our Continuum system customer base.

The following tables summarize our results of operations for the fiscal years 2005, 2004 and 2003, and are used for the purpose of calculating changes from prior year to current year in the Management’s Discussion and Analysis of Financial Condition and Results of Operations. Immaterial differences to the Consolidated Statements of Operations are due to rounding.

	Fiscal Years Ended
	February 27, 2005	February 29, 2004	February 23, 2003
	(in millions)
Revenue
Product revenue	$110.3	$101.4	$109.4
Service revenue	161.2	155.5	135.0

Total revenue	271.5	256.9	244.4
Product cost of revenue	62.8	59.7	60.9
Service cost of revenue	71.6	67.7	63.9
Amortization of intangibles	2.0	2.0	1.5
Asset impairment and other charges	—	—	1.2

Total cost of revenue	136.4	129.4	127.5

Gross profit	135.1	127.5	116.9

Research and development	48.7	49.0	47.4
Sales, marketing, general and administrative	63.8	60.9	54.1
Amortization of intangibles	4.6	4.7	2.6
Restructuring and asset impairment charges	11.7	0.6	4.7
Management fees and transaction costs	—	2.7	0.8

Total operating expenses	128.8	117.9	109.6

Profit from operations	6.3	9.6	7.3
Interest income	0.2	0.1	0.2
Interest expense	(21.8)	(16.2)	(11.6)
Other income (expense), net	3.7	3.1	(0.2)

Loss before income taxes	(11.6)	(3.4)	(4.3)
Provision for income taxes	0.6	3.6	2.7

Net loss	$(12.2)	$(7.0)	$(7.0)

	Fiscal Years Ended
	February 27, 2005	February 29, 2004	February 23, 2003
	(as a % of revenue)
	%	%	%
Revenue
Product revenue	40.6%	39.5%	44.8%
Service revenue	59.4	60.5	55.2

Total revenue	100.0	100.0	100.0
Product cost of revenue	23.1	23.2	24.9
Service cost of revenue	26.4	26.4	26.2
Amortization of intangibles	0.7	0.8	0.6
Asset impairment and other charges	0.0	0.0	0.5

Total cost of revenue	50.2	50.4	52.2

Gross profit	49.8	49.6	47.8

Research and development	18.0	19.1	19.4
Sales, marketing, general and administrative	23.5	23.7	22.2
Amortization of intangible assets	1.7	1.8	1.1
Restructuring and asset impairment charges	4.3	0.2	1.9
Management fees and transaction costs	0.0	1.1	0.2

Total operating expenses	47.5	45.9	44.8

Profit from operations	2.3	3.7	3.0
Interest income	0.1	0.1	0.0
Interest expense	(8.0)	(6.3)	(4.7)
Other income (expense), net	1.3	1.2	(0.1)

Loss before income taxes	(4.3)	(1.3)	(1.8)
Provision for income taxes	0.2	1.4	1.1

Net loss	(4.5)%	(2.7)%	(2.9)%

Year Ended February 27, 2005 Compared to Year Ended February 29, 2004

Revenue

Total revenue for fiscal 2005 increased by 5.7% to $271.5 million from $256.9 million for fiscal 2004.

	Fiscal Years Ended		Increase
	February 27, 2005	February 29, 2004	2005 versus 2004
	(dollars in millions, except percentages)
Product revenue	$110.3	$101.4	$8.9	8.8%
Service revenue	161.2	155.5	$5.7	3.7%

Total revenue	$271.5	$256.9	$14.6	5.7%

Product Revenue

Product revenue for fiscal 2005 increased by 8.8% to $110.3 million from $101.4 million for fiscal 2004. Included in this increase was $3.4 million related to favorable foreign exchange rate movement.

This increase was mainly attributable to increases in the unit sales of our ftServer product line including the introduction of V-Series in August of fiscal 2005. Continuum product revenue decreased in fiscal 2005 in comparison to the same period last year, a 10.4% decrease to $53.2 million from $59.4. Our Continuum products are now sold exclusively into our installed customer base. Given this limited market potential, we expect the revenue from our Continuum product line to decline over time. ftServer unit sales in fiscal 2005 increased by 25.9% in comparison to the same period last year, resulting in a 36.0% increase in ftServer revenue, to $57.1 million from $42.0 million. Included in the ftServer unit sales of fiscal 2005 was the V-Series system which resulted in $11.4 million, or 20.0%, of ftServer revenue during the period.

Service Revenue.

Service revenue for fiscal 2005 increased by 3.7% to $161.2 million from $155.5 million for fiscal 2004. This increase was primarily due to a favorable impact of foreign exchange rate movement of $5.6 million, increased revenue from sales of service relating to ftServer systems of $4.9 million, and a $3.5 million increase in our professional service business. These increases were offset by a $8.3 million reduction in service revenue as a result of net erosion in the Continuum system customer base.

Gross Profit

Gross profit for fiscal 2005 increased by 6.0% to $135.1 million from $127.5 million for the same period in fiscal 2004. Gross profit margin for those time periods increased to 49.8% from 49.6%.

Product gross profit for fiscal 2005 increased by 14.6% to $45.5 million from $39.7 million for the same period in fiscal 2004. Product gross profit margin for those time periods increased to 41.3% from 39.2% mainly as a result of the introduction of V-Series. Included in this increase was a favorable foreign exchange impact of $3.4 million. Product gross profit for fiscal 2005 includes a $1.2 million non-cash write down of inventory related to non-industry standard component parts specifically related to our Continuum product line. We anticipate that the general availability, in August 2004, of our V-series ftServer product offering and the expected future migration of our Continuum customer base to this new offering will impact the expected usage and realizability of certain of our non-industry standard component parts that are used exclusively in the production and service of the Continuum product line. As we continue to migrate our server offerings to industry standard components we may need to revise the estimated useful life of certain component parts.

Service gross profit for fiscal 2005 increased by 2.1% to $89.6 million from $87.8 million for the same period in fiscal 2004. Service gross profit margin for those time periods decreased to 55.6% from 56.5% mainly as a result of higher service costs and net erosion of Continuum service revenue, offset by favorable foreign exchange of $2.8 million.

Research and Development

Research and development expenses for fiscal 2005 decreased by 0.6% to $48.7 million from $49.0 million for the same period in fiscal 2004. Research and development expenses as a percentage of total revenue decreased for fiscal 2005 to 18.0.% from 19.1% for the same period in fiscal 2004. Current period expenses were impacted by salary increases compared to last year. Last year, the engineering expenses were offset by our receipt of $1.7 million of non-recurring engineering co-development dollars from a technology partner offset by a one-time cash compensation charge of $1.1 million in connection with the cancellation of stock options for cash. We incurred research and development expenses primarily in connection with design and engineering work on third-generation ftServer system technology, development of Linux-based systems and the porting of our proprietary operating system, VOS, onto our current ftServer system architecture, the ftServer V-Series product, which reached technological feasibility in the April of fiscal 2005 and was made generally available for sale in August of fiscal 2005. As a result of reaching technological feasibility on the porting of VOS to our ftServer platform, we capitalized $1.2 million in related software development costs in the first nine months of fiscal 2005 compared to no capitalization of expenses in fiscal 2004.

Sales, Marketing, General and Administrative Expenses

Sales, marketing, general and administrative expenses for fiscal 2005 increased by 4.8% to $63.8 million from $60.9 million for the same period in fiscal 2004. Sales, marketing, general and administrative expenses as a percentage of total revenue decreased for fiscal 2005 to 23.5% from 23.7% for the same period in fiscal 2004. These expenses increased as a result of unfavorable foreign exchange rate movement of $1.5 million, salary increases, and outside services expenses related to the restatement of our financial statements in comparison to the same period in fiscal 2004. Included in prior year expense is a one-time cash compensation charge of $1.8 million.

Restructuring Charges

On January 19, 2005, the Company announced a world-wide restructuring program to better align its operating expenses with business growth and to make financial resources available for strategic investments supporting the Company’s drive to become the solutions-oriented availability experts for the entire information technology infrastructure. The restructuring program included a reduction in force of 158 employees and resulted in a total charge of $11.7 million. The Company recorded a charge of $11.5 million related to severance and fringe benefits and a charge of $0.2 million related to lease termination and legal expenses.

Profit from Operations

Profit from operations for fiscal 2005 decreased by $3.3 million to $6.3 million from $9.6 million for fiscal 2004. Operating margin for those time periods decreased to 2.3% from 3.7%. The operating profit decreased in fiscal 2005 in comparison to the same period in the prior year primarily as a result of the restructuring charge offset by increases in product and service margins including a favorable foreign exchange impact of $4.7 million as discussed above. Last year included a one-time cash compensation charge of $3.7 million.

Interest Income (Expense), Net, and Other Income (Expense), Net

Interest expense, net for fiscal 2005 increased by $5.5 million to $21.6 million from $16.1 million for the same period in fiscal 2004. The primary reason for the increase was borrowings under the Notes compared to the outstanding senior indebtedness under a $150.0 million amended and restated credit agreement (the “Former Credit Facility”). In fiscal 2005 interest expense related to certain redemption and change of control features in our New Senior Notes which have been determined to be embedded derivatives, pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities, was $0.9 million related to the amortization of the debt discount with no impact in fiscal 2004. In fiscal 2004 the Company recorded a $0.6 million net expense related to the amortization of LIBOR floor embedded derivative in our Former Credit Facility with no impact in fiscal 2005. In fiscal 2005 amortization of deferred financing was $2.3 million compared to $3.2 million for the same period in fiscal 2004.

Other income, net for fiscal 2005 increased by $0.6 million to $3.7 million from income of $3.1 million for the same period in fiscal 2004. The primary reason for the increase was a result of $4.0 million income related to the change in fair value of embedded derivative related to the Notes discussed above compared to $2.4 million in income recognized in 2004 related to the change in the fair value of the LIBOR floor embedded derivative in our Former Credit Facility, noted above, offset by a $0.4 million favorable foreign exchange impact in fiscal 2005 in comparison to a $1.4 million favorable foreign exchange impact during the same period in fiscal 2004.

Income Taxes

Income taxes for fiscal 2005 decreased by $3.0 million to $0.6 million from $3.6 million for the same period in fiscal 2004. The effective tax rate was 5.4% in fiscal 2005 compared to 106.1% in fiscal 2004. In fiscal 2005, the effective tax rate was higher than the statutory rate primarily as a result of realizing taxable income in certain foreign jurisdictions and not benefiting from taxable losses realized in the U.S. and certain other foreign jurisdictions. For the same period in fiscal 2004, the effective tax rate was higher than the statutory rate primarily as a result of realizing taxable income in certain foreign jurisdictions, not benefiting from losses realized in the U.S. and certain foreign jurisdictions and providing a valuation allowance for certain net deferred tax assets due to uncertainty with respect to their realization. The Company in accordance with SFAS 109, Accounting for Income Taxes, periodically reviews potential changes in the expected realization of net deferred tax assets. In fiscal 2004, it was determined that the net deferred tax assets totaling $1.5 million in certain non-U.S. jurisdictions required a valuation allowance to be established as a result of management’s conclusion that is more likely than not, primarily due to future interest expense related to the refinancing in Stratus Ireland and the termination of operations of certain Cemprus offices in foreign locations, that the net deferred tax assets will not be realizable based on current projections of taxable income.

Year Ended February 29, 2004 Compared to Year Ended February 23, 2003

Revenue

Total revenue for fiscal 2004 increased by 5.1% to $256.9 million from $244.4 million for fiscal 2003.

	Fiscal Years Ended		Increase (Decrease)
	February 29, 2004	February 23, 2003	2004 versus 2003
	(dollars in millions, except percentages)
Product revenue	$101.4	$109.4	$(8.0)	(7.3)%
Service revenue	155.5	135.0	$20.5	15.2%

Total revenue	$256.9	$244.4	$12.5	5.1%

Product Revenue.

Product revenue for fiscal 2004 decreased by 7.3% to $101.4 million from $109.4 million for fiscal 2003. This decrease occurred despite the fact that we recognized $5.7 million related to the favorable impact of foreign exchange rate movement and product sales of $13.9 million from our newly acquired Cemprus customer base in fiscal 2004. The decline was attributable to continued weakness in information technology spending and a 10.4% decline in unit sales of the Continuum product line. Despite the decline in unit sales, the pricing and materials cost of our Continuum products remained stable. Although ftServer unit sales volumes increased 46.6% in fiscal 2004, we have yet to achieve a sales volume that compensates fully for the decline in the volume of Continuum product sales.

Service Revenue

Service revenue for fiscal 2004 increased by 15.2% to $155.5 million from $135.0 million for fiscal 2003. This increase was primarily due to an $15.3 million gain in the installed service base as a result of the Cemprus acquisition, increased revenue from sales of service related to ftServer systems of $4.2 million, an increase in professional services of $1.4 million and a favorable foreign exchange impact of $8.9 million. These gains were offset by a $9.3 million reduction in service revenue as a result of erosion in the Continuum system customer base.

Gross Profit

Gross profit for fiscal 2004 increased by 9.1% to $127.5 million from $116.9 million for the same period in fiscal 2003. Gross profit margin for those time periods increased to 49.6% from 47.8%, primarily as a result of the Cemprus acquisition and the realization of cost savings stemming from the prior years’ restructuring programs.

Product gross profit for fiscal 2004 decreased by 13.3% to $39.7 million from $45.8 million for the same period in fiscal 2003. Product gross profit margin for those time periods decreased to 39.2% from 41.9% due to the 10.4% decrease in Continuum product unit sales in fiscal 2004 as compared to the same period in fiscal 2003. This decrease in product gross profit margin occurred despite increased ftServer unit sales volume, a favorable foreign exchange impact of $5.7 million and $9.4 million in additional Cemprus-based product sales. Fiscal 2003 margins were negatively impacted by a $3.1 million charge related to the decrease in net realizable value of the capitalized software associated with the first generation of ftServer systems compared to no such charge in fiscal 2004.

Service gross profit for fiscal 2004 increased by 23.5% to $87.8 million from $71.1 million for the same period in fiscal 2003. Service gross profit margin for those time periods increased to 56.5.% from 52.7%. These increases were as a result of the ability to integrate new customers obtained in the Cemprus acquisition without a significant impact to our cost structure which increased margins by $6.7 million, the approximately $2.0 million expense savings related to the 2003 Restructuring Program, favorable foreign exchange rate movement of $5.1 million and lower service costs due to the upgrade of older systems in the installed customer base in fiscal 2002 and 2003 to fewer, more efficient systems. The service gross profit for fiscal 2004 includes $0.6 million in 2004 Recapitalization related compensation charges.

Research and Development

Research and development expenses for fiscal 2004 increased by 3.4% to $49.0 million from $47.4 million for the same period in fiscal 2003. Research and development expenses as a percentage of total revenue decreased for fiscal 2004 to 19.1% from 19.4% for fiscal 2003. We incurred research and development expenses primarily in connection with design and engineering work on third-generation ftServer system technology, ongoing efforts to port our proprietary operating system onto the current ftServer system architecture, and development of Linux-based systems. Fiscal 2004 expenses included $1.1 million of 2004 Recapitalization related compensation expense and were offset by our receipt of $1.7 million of non-recurring engineering co-development dollars from a technology partner and $1.9 million in cost savings resulting from the 2003 Restructuring Program, which resulted in a reduction in our workforce of 21 research and development employees.

Sales, Marketing, General and Administrative Expenses

Sales, marketing, general and administrative expenses for fiscal 2004 increased by 12.6% to $60.9 million from $54.1 million for the same period in fiscal 2003. Sales, marketing, general and administrative expenses as a percentage of total revenue increased for fiscal 2004 to 23.7% from 22.2% for the same period in fiscal 2003. These expenses increased as a result of the impact of unfavorable foreign exchange rate movement of $2.7 million and our heightened marketing efforts for our ftServer and Continuum systems, and include $1.8 million of cash compensation related to the 2004 Recapitalization and $0.6 million in various one-time audit fees as we prepared for the 2004 Recapitalization.

Profit from Operations

Profit from operations for fiscal 2004 increased by $2.3 million to $9.6 million from $7.3 million for fiscal 2003. Operating margin for those time periods increased to 3.7% from 3.0%, primarily as a result of increased service margins, a net impact of $8.1 million from favorable foreign exchange rate movement and $4.7 million in savings stemming from the prior years restructuring programs, partially offset by the 2004 Recapitalization related expenses of $3.7 million in cash compensation and $1.9 million as a charge stemming from the December 2003 purchase of Stratus’ ordinary stock at a price per share that exceeded the fair value of such shares.

During fiscal 2003, profit from operations was negatively impacted by capitalized software impairments of $4.1 million. Of this amount, $3.0 million related to the decrease in net realizable value of the capitalized software associated with the first generation of ftServer system technology and $1.1 million was associated with the 2003 Restructuring Program. The capitalized software impairments relate to changes in our product lines and related technology during fiscal 2003. We periodically evaluate the carrying value of all capitalized software to determine if the carrying value exceeds recoverable amounts.

Interest Income (Expense), Net, and Other Income (Expense), Net

Interest expense, net for fiscal 2004 increased by $4.7 million to $16.1 million from $11.4 million for the same period in fiscal 2003. This increase was primarily a consequence of the 2004 Recapitalization which resulted in the write off of $1.4 million of capitalized deferred financing fees, a write off of $0.4 million in connection with the closure of the LIBOR floor discount related to the Former Credit Facility and increased interest expense of $2.8 million.

Other income, net for fiscal 2004 increased by $3.3 million to $3.1 million from an expense of $0.2 million for the same period in fiscal 2003. The primary increase was a result of $3.9 million in income related to the change in the fair value of the LIBOR floor embedded derivative in our Former Credit Facility.

Income Taxes

Income taxes for fiscal 2004 increased by $0.9 million to $3.6 million from $2.7 million for the same period in fiscal 2003. The effective tax rate was 106.1% in fiscal 2004. This was higher than the statutory rate primarily as a result of realizing taxable income in certain foreign jurisdictions, not benefiting from losses realized in the U.S. and certain foreign jurisdictions and providing a valuation allowance for certain net deferred tax assets due to uncertainty with respect to their realization. The Company in accordance with SFAS 109, Accounting for Income Taxes, periodically reviews potential changes in the expected realization of net deferred tax assets. In fiscal 2004, it was determined that the net deferred tax assets totaling $1.5 million in certain jurisdictions required a valuation allowance to be established as a result of management’s conclusion that is more likely than not, primarily due to future interest expense related to the refinancing in Stratus Ireland and the termination of operations of certain Cemprus offices in foreign locations, that the net deferred tax assets will not be realizable based on current projections of taxable income. In fiscal 2003, the effective tax rate was 61.8%, which was higher than the statutory rate primarily as a result of realizing taxable income in certain foreign jurisdictions and not benefiting from taxable losses realized in the U.S. and certain foreign jurisdictions.

Quantitative and Qualitative Description About Market Risk

Qualitative Information

In the ordinary course of business, our exposure to market risks is limited as is described below. Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest rate and foreign currency exchange rates. Our business and results of operations are from time to time affected by changes in exchange rates, particularly between the U.S. dollar, on the one hand, and the Euro, the Japanese yen and the British pound sterling, on the other. Foreign currency denominated assets and liabilities give rise to foreign exchange exposure. In general, appreciation of the U.S. dollar relative to another currency has an adverse effect on our revenue and operating profit, while depreciation of the U.S. dollar has a positive effect.

Quantitative Information

During fiscal 2005, the annual average rate of the U.S. dollar appreciated approximately 0.5% against the Euro and 1.5% against the British pound sterling. During fiscal 2004, the annual average rate of the U.S. dollar depreciated approximately 7.8% against the Euro and 4.0% against the British pound sterling. During fiscal 2003, the U.S. dollar depreciated approximately 10.1% against the Euro and approximately 6.3% against the British pound sterling. During fiscal 2005, fiscal 2004 and fiscal 2003, the annual average rate of the U.S. dollar depreciated approximately 0.6%, 5.4% and 1.1% against the Japanese yen.

The change in value of the U.S. dollar against the Euro and the British pound sterling had a slightly negative impact on our results of operations in fiscal 2005 and a slightly positive impact on our results of operations in fiscal 2004 and fiscal 2003. The change in value of the U.S. dollar against the Japanese yen had a slightly positive impact on our results of operations in fiscal 2005, fiscal 2004 and fiscal 2003.

The continued weakening of the U.S. dollar, if prolonged against currencies in which we have revenue, particularly the Euro and Japanese yen, would have a positive impact on our revenue expressed in U.S. dollars. In addition to the impact of exchange rate fluctuations on our results of operations discussed above, our balance sheet is also affected by the translation into U.S. dollars for financial reporting purposes of the shareholders’ equity of our foreign subsidiaries that are denominated in currencies other than the U.S. dollar. In general, this translation increases our shareholders’ equity when the U.S. dollar depreciates, and affects shareholders’ equity adversely when the U.S. dollar appreciates against the relevant other currencies (year-end rate to previous year-end rate).

We enter into forward foreign exchange contracts to reduce our exposure to foreign currency risks associated with our inter-company and net asset positions. The maturities of foreign exchange contracts generally do not exceed six months. Foreign currency transaction gains and losses, which are included in other income (expense), includes unrealized and realized gains and losses on forward foreign exchange contracts, were $0.4, $1.4 million and $1.3 million during fiscal 2005, 2004 and 2003, respectively. We do not hold or issue financial instruments for trading purposes. As of February 27, 2005 and February 29, 2004, we had approximately $8.1 million and $7.2 million, respectively, of net forward foreign exchange contracts outstanding in Euros and Japanese yen.

5.B	Liquidity and Capital Resources

Liquidity and Capital Resources

Our cash and cash equivalents for fiscal 2005 increased to $34.8 million, compared to $23.1 million for fiscal 2004. This increase was primarily related to increased cash from operations, a net decrease in cash used in investing activities primarily a result of a decrease in the acquisition of property and equipment offset by an increase in cash used in financing activities. The net increase in financing activities is a result of scheduled principal payments and payment of fees related to the 2004 Recapitalization paid in fiscal 2005 compared to a net increase in cash as a result of the 2004 Recapitalization offset by scheduled principal payments in fiscal 2004. Our cash and cash equivalents for fiscal 2004 increased to $23.1 million, compared to $16.4 million for fiscal 2003. This increase was primarily related to increased cash from operations and a net decrease in cash used in investing activities, as a result of a decrease in business acquisition costs offset by increased acquisition of property and equipment, along with a net decrease in cash used in financing activities. The net decrease in cash used in financing activities is a result of a net increase in cash due to the 2004 Recapitalization offset by scheduled principal payments. We hold our cash and cash equivalents predominantly in U.S. dollars, Euro, Japanese yen and British pound sterling.

During fiscal 2005, we generated cash from operating activities of $27.8 million, compared to cash generated from operating activities of $25.0 million for fiscal 2004. Net cash generated from operating activities has increased by approximately $2.8 million primarily as a result of an increase in gross profit margin of $7.6 million offset by an increase related to net interest expense of $6.2 million in fiscal 2005 compared to fiscal 2004.

Net cash from operating activities was $25.0 million in fiscal 2004, compared to cash generated from operating activities of $22.9 million for fiscal 2003. Net cash generated from operating activities has increased by approximately $8.4 million from the positive impact of the Cemprus acquisition, a $7.0 million reduction in the requirement for end-of-life component part inventory purchases, and an $11.3 million reduction in expenses as a result of the cost saving actions implemented in the 2003 Restructuring Program. These increases were offset primarily by a decrease in product revenue of $8.0 million, an increase in inventory payments related to ftServer systems of $8.7 million and increased marketing payroll of $0.8 million

Net cash used in investing activities in fiscal 2005 was $12.4 million, compared to $16.4 million for the same period in fiscal 2004. Cash used in investing activities in fiscal 2005 primarily consisted of capital expenditures related to test and computer hardware equipment used in research and development, and service centers. The decrease in capital expenditures of $3.7 million from fiscal 2005 compared to fiscal 2004 was primarily due to decreases in hardware equipment needs for testing, development and customer service related to the ftServer systems. Additionally, cash used in investing activities in fiscal 2005 consisted of $1.2 million related to capitalized software and for the same period of fiscal 2004 there was cash used of $1.8 million for the Cemprus acquisition and related fees.

Net cash used in investing activities in fiscal 2004 was $16.4 million, compared to $21.1 million for the same period in fiscal 2003. Cash used in investing activities in fiscal 2004 primarily consisted of $1.8 million for the Cemprus acquisition and related fees and $14.6 million for capital expenditures. Capital expenditures primarily related to test and computer hardware equipment used in research and development, and service centers. The increase in capital expenditures of $5.0 million from fiscal 2003 to fiscal 2004 was primarily due to increases in hardware equipment needs for testing, development and customer service related to the ftServer systems.

Net cash used in financing activities in fiscal 2005 increased to $3.2 million, compared to net cash used in financing activities of $0.7 million in fiscal 2004. In fiscal 2005 there was $1.4 million of cash used related to fees from the 2004 Recapitalization and $1.8 million of scheduled principal payment, compared to fiscal 2004 which had cash provided of $7.4 million related to net funding of the 2004 Recapitalization and $1.4 million of cash overdraft offset by cash used of $9.5 million related to scheduled principal payments.

Net cash used in financing activities in fiscal 2004 decreased to $0.7 million, compared to net cash used in financing activities of $7.7 million in fiscal 2003, primarily as a result of cash provided of $7.4 million related to net funding of the 2004 Recapitalization and $1.4 million of cash overdraft offset by cash used of $9.5 million related to scheduled principal payments.

In March 2001, we entered into two interest rate swaps to mitigate fluctuations in the variable interest rates related to the Former Credit Facility. The swaps were designated for two $20.0 million tranches of the outstanding principal of the Former Credit Facility. Under the agreements, we paid fixed interest rates of 5.0% and 4.9% and received variable interest rates. The maturity date of each agreement was March 31, 2003. For fiscal 2004 and 2003 there was no hedge ineffectiveness and as a result no gains or losses were recorded in earnings. An unrealized loss of $1.0 million was recorded in accumulated other comprehensive loss and a non-current liability was established at the end of fiscal 2002 to recognize a reduction in the fair value of the outstanding swap agreements. During fiscal 2004, we recorded a net gain of $0.4 million in accumulated other comprehensive loss associated with an appreciation in the fair value of these agreements. The swap agreements matured on March 31, 2003 and, accordingly, the Company had no unrealized gain (loss) recorded in accumulated other comprehensive loss related to the swap agreements.

During fiscal 2003, we recorded a net gain of $0.6 million in accumulated other comprehensive loss associated with an appreciation in the fair value of these agreements. As of the end of fiscal 2003, we had an unrealized loss recorded in accumulated other comprehensive loss and a liability of $0.4 million related to the swap agreements.

For further information regarding our long-term liabilities, including interest rate structure, see note 11 to our consolidated financial statements.

We have a $30.0 million New Credit Facility as described more fully in Item 10.C in this Annual Report. There were no outstanding borrowings under the New Credit Facility as of February 27, 2005, but there were $1.1 million of outstanding letters of credit applied against the facility. We pay commitment fees at the end of each calendar quarter at a rate of 0.50% per annum on the average daily amount of available commitment under the facility. We are subject to covenants requiring maintenance of certain financial performance and possible mandatory prepayment requirements in connection with certain asset sales, debt and equity issuances and a fiscal year end excess cash flow calculation. The New Credit Facility has an interest rate based on a leverage ratio test, with the highest possible rate equal to LIBOR plus 3.25%. The New Credit Facility will mature on November 19, 2007.

We have a €7.6 million (approximately $10.0 million at February 27, 2005) loan facility with Allied Irish Bank. Outstanding borrowings under such facility were €1.1 million (approximately $1.5 million) at February 27, 2005 with a weighted-average interest rate of 4.3% and €2.7 million (approximately $3.3 million) at February 29, 2004 with a weighted-average interest rate of 4.4%.

We have a $9.5 million note payable to Lucent Technologies that we assumed on February 11, 2003 as part of the acquisition of Cemprus. The average interest rate is 10.0%. The note was due and paid in full on April 30, 2005.

At the end of fiscal 2005, we had a committed credit facility for ¥350.0 million (approximately $3.3 million at February 27, 2005) in Japan. There were no outstanding borrowings under this facility as of February 29, 2004. For further information regarding our short-term borrowings, including the average interest rate, see note 11 to our consolidated financial statements.

We have no significant refinancing requirements in fiscal 2006. We expect to incur additional indebtedness from time to time as required to finance working capital needs.

The covenants contained in the New Credit Facility and the indenture governing the Notes restrict, among other things, our ability to pay dividends, make investments or acquisitions, enter into transactions with affiliates, dispose of assets or enter business combinations, incur or guarantee additional indebtedness, repurchase or redeem equity interests or indebtedness, create or permit to exist certain liens and pledge assets or engage in sale-leaseback transactions. These restrictions could limit our ability to obtain future financing and make acquisitions or needed capital expenditures. The New Credit Facility is subject to a borrowing base limitation (which consists of net accounts receivable and net inventory), and contains financial maintenance covenants that require us to meet specified financial ratios and other tests. Our breach of any such financial maintenance covenants could result in a default, which could cause the acceleration of payment of any outstanding borrowings under the new credit facility, and which could result in the acceleration of payment of the New Senior Notes. As of February 27, 2005 and during all of fiscal 2005, we were in compliance with all covenants and provisions governing our indebtedness. Based on our current plans we anticipate using the New Credit Facility only for short-term borrowings to meet working capital needs as a result of temporary fluctuations in our business cycles.

Principal and interest related to the Lucent note of $10.4 million was due and paid on April 30, 2005 and an interest payment of $8.8 million is due on the Notes on June 1, 2005. We intend to use existing cash and cash from operations to fund such payments. At February 27, 2005, Stratus Technologies, Inc., the issuer of the Notes, and the Guarantors had an aggregate of approximately $24.1 million in cash. In addition, at February 27, 2005, the non-Guarantor subsidiaries had an aggregate of approximately $7.2 million in cash which can be used in the ordinary course of their respective business.

Based on our current plan, management estimates that the cash and cash equivalents at the end of fiscal 2005, together with our available credit facilities, cash flow from operations and funds available from long-term and short-term debt financings will be sufficient to satisfy our future working capital needs, capital expenditure, research and development and debt service requirements at least through fiscal 2006. Our short-term principal payments on outstanding indebtedness have been significantly reduced as a result of the repayment of outstanding amounts due under the Former Credit Facility. In addition to the repayment of the Lucent note discussed above we expect to pay the remaining $1.5 million loan facility with Allied Irish Bank during fiscal 2006. To the extent we experience revenue shortfalls in fiscal 2006, we believe we can reduce certain discretionary spending in order to maintain sufficient cash balances to remain in compliance with the debt covenants associated with our current credit facility as well as fund ongoing operations.

Recent pronouncements

In November 2004, the FASB issued FASB Statement No. 151, Inventory Costs, an Amendment of ARB No. 43, Chapter 4 (“Statement 151”). Statement 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material and specifies the accounting for the allocation of fixed production overhead costs. Statement No. 151 is effective for the Company beginning March 1, 2006. The Company does not expect the adoption of Statement No. 151 to have a material impact on out financial position or results of operations.

In December 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment (“Statement 123(R)”), which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. Statement 123(R) does not prescribe the use of a specific option-pricing model, but does require companies to use specific input assumptions when estimating the fair value of employee stock options. Under Statement 123(R), the pro forma disclosure will no longer be available to companies as an alternative to financial statement recognition. Nonpublic companies, including Stratus S.à r.l., will be required to adopt the new Statement at the beginning of the first annual period beginning after December 15, 2005. As a non-public company, the Company intends to apply a prospective transaction method under Statement 123(R), continuing to account for any portion of awards that have not vested by the date that Statement 123(R) is adopted using accounting principles originally applied to these awards. Accordingly, under the prospective method Statement 123(R) would be applied only to new awards and to awards modified, repurchased or cancelled after the effective date. The Company, which currently accounts for its stock-based compensation under APB 25 and discloses the pro forma effect of the fair value recognition provisions of Statement No. 123, anticipates that the adoption of Statement 123(R) will have an impact on its results of operations.

In December 2004, the FASB issued FASB Staff Position, or FSP, No. 109-1, Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004 (“AJCA”) . FSP No. 109-1 states that the impact of the tax deduction on qualified production activities provided by the AJCA should be accounted for as a special deduction rather than a statutory rate reduction. The Company does not expect the adoption of this provision to have a material impact on its financial position or results of operations.

In December 2004, the FASB issued FSP No. 109-2, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004 (“FAS 109-2”). The AJCA introduces a limited time 85% dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer (repatriation provision), provided certain criteria are met. FAS 109-2 provides accounting and disclosure guidance for the repatriation provision. The Company has no current plans to utilize the repatriation provision available under this act at this time.

In December 2004, the FASB issued SFAS No. 153, Exchange of Nonmonetary Assets, an Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions. SFAS No. 153 is based on the principle that exchange of nonmonetary assets should be measured based on the fair market value of the assets exchanged. SFAS No. 153 eliminates the exception of nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary asset exchanges in fiscal periods beginning after March 1, 2006. The Company is currently evaluating the provisions of SFAS No. 153 and does not believe that the adoption of SFAS No. 153 will have a material impact on its financial condition, results of operations and liquidity.

5.C	Research and Development, Patents and Licenses, Etc.

Success in the high-availability market requires the introduction of new products and applications based on the latest available technology. In order to maintain our competitiveness, we have made substantial research and development (or “R&D”) expenditures in each of the last four fiscal years, with the largest spending occurring in fiscal 2001 as we developed our new ftServer product line. Since the beginning of fiscal 2000, we have invested $312.2 million in R&D, primarily related to the development and enhancement of our ftServer systems. Now that the ftServer systems have been introduced, we expect that our incremental R&D expenditures will decrease. We will continue to invest in our R&D activities, as well as leverage our collaboration with third parties, to enable our future growth and to stay current with the evolving technologies in the high-availability market. We expect that our future R&D activities will focus primarily on developing Linux-based systems and on converging our Continuum systems and ftServer systems onto a single platform architecture. Our in-house R&D activities take place in our facilities located in Ireland and the United States. At February 27, 2005, we employed 203 people in R&D, representing approximately 25.5% of our total personnel.

We have registered and/or applied to register certain trademarks and service marks to distinguish Stratus products, technologies and services from those of our competitors in the global marketplace. We enforce our trademark, service mark and trade name rights in the U.S. and abroad. See also Item 4.B of this Annual Report.

5.D	Trend Information

Please see section item 5.A for information on material trends affecting our business and results of operations.

5.E	Off-Balance Sheet Arrangements

The Company is engaged in a number of different off-balance sheet arrangements as outlined below.

The Company’s standard sales contracts and agreements contain infringement indemnification provisions. Pursuant to these provisions, the Company indemnifies, holds harmless and agrees to reimburse the indemnified party for losses suffered or incurred by the indemnified party (generally business partners or customers) in connection with certain patent, copyright or other intellectual property infringement claims in the countries in which the Company operates by any third party with respect to the Company’s products. The term of these indemnification provisions is generally perpetual effective at the time of the sale of the product. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. The Company has never incurred costs to defend lawsuits or settle claims related to these indemnification agreements and management is not aware of any pending, threatened or unasserted claims regarding these agreements. As a result, the Company believes the estimated fair value of these agreements is minimal. Accordingly, no liabilities have been recorded for these agreements as of February 27, 2005 and February 29, 2004, respectively.

As permitted under Luxembourg and Delaware law, the Company is permitted and has agreed to indemnify its officers and directors for certain events or occurrences while the officer or director is, or was serving, at the Company’s request in such capacity. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company has a Director and Officer insurance policy that limits its exposure and enables it to recover a portion of any future amounts paid. The aggregate limit on this insurance policy is $20.0 million. As a result of this insurance policy coverage, the Company believes the estimated fair value of these indemnification arrangements is minimal. All of these indemnification arrangements were grandfathered under the provisions of FIN 45 as they were in effect prior to December 31, 2002. Accordingly, the Company has no liabilities recorded for these agreements as of February 27, 2005 and February 29, 2004, respectively.

Certain of the Parent’s subsidiaries entered into an indemnity agreement with Platinum Equity, LLP (“Platinum”) as part of the purchase of Cemprus LLC (“Cemprus”). Under the indemnity agreement, the subsidiaries agree to indemnify Platinum against certain claims arising after our purchase of Cemprus. The indemnification obligations are limited to claims respecting certain obligations of Platinum under its

Cemprus acquisition agreement with Lucent Technologies, Inc., certain related Platinum guarantees associated with that transaction and a certain letter agreement with Hewlett-Packard for certain product and license agreements between Cemprus and Hewlett-Packard. We have never incurred costs to defend lawsuits or settle claims related to these agreements and management is not aware of any pending, threatened or unasserted claims regarding these agreements. As a result, we believe the estimated fair value of these agreements is minimal. Accordingly, no liabilities have been recorded for these agreements as of February 27, 2005 and February 29, 2004, respectively.

5.F	Tabular Disclosure of Contractual Obligations

Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations at the end of fiscal 2005:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	180.9	10.9	—	170.0	—
Operating lease obligations	31.0	8.0	13.8	8.0	1.2
Purchase obligations	10.2	10.2	—	—	—

Total	222.1	29.1	13.8	178.0	1.2

On or after February 26, 2007, but prior to February 26, 2009, upon written request, each holder of preference shares in Stratus SA may require Stratus SA to redeem all of its outstanding preference shares, provided that Stratus SA shall not be required to redeem any preference shares at any time while the Notes are outstanding. The redemption values of Series A Preference Shares and Series B Preference Shares totaled $151.7 million and $42.3 million, respectively, at February 27, 2005.

See notes 11 and 12 to our consolidated financial statements for further information regarding commitments, contingencies and leasing contracts.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A	Directors and Senior Management

The following table provides certain information about the current officers and directors of each of Stratus Technologies Group, S.A., Stratus Technologies International S.à r.l. and Stratus Technologies, Inc. All directors hold office for a term not to exceed six years or until their successors are duly elected and qualified.

Name	Age	Title
Stephen C. Kiely	59	Director#@*; Executive Chairman*

David J. Laurello	49	Director#@*; President and CEO*

Robert C. Laufer	46	Director#@*; CFO and Senior VP Finance and Administration*

Timothy Billings	32	Director#

Douglas E. Coltharp	44	Director#@

Hans de Graaf	55	Director#@

James O. Egan	56	Director#@*

Lars C. Haegg	39	Director#@

John B. Jones, Jr.	61	Director#@*

Charles K. Marquis	62	Director#@

Kevin C. Nickelberry	34	Director#@

J. Michael Pocock	54	Director#@

Robert Sharp	40	Director#*

Christopher J. Stadler	40	Director#@*

Graham McGregor-Smith	42	Director#@

Allan L. Jennings	53	Senior VP of Engineering*

Richard M. Suech	60	Senior VP of Worldwide Services*1

William D. Lowe	58	Senior VP of Supply Chain Management and Corporate Quality*

Gregory M. Enriquez	47	Senior VP of Worldwide Sales*

Frederick S. Prifty	60	VP and General Counsel*

Kathleen V. Betts	49	Chief Human Resources Officer*

Maureen Donnelly	46	Chief Accounting Officer*2

#	- Position in Stratus Technologies Group, S.A.

@	-Position in Stratus Technologies International S.à r.l.

*	- Position in Stratus Technologies, Inc.

1	- Resigned effective April 4, 2005.

2	- Joined Stratus Technologies, Inc. on March 7, 2005.

Stephen C. Kiely became a member of the board of directors on February 26, 1999. Mr. Kiely joined the former Stratus Computer, Inc. in 1994 and has served as Executive Chairman of Stratus Technologies, Inc. since June 16, 2003. Previously, Mr. Kiely had been Chairman, President and Chief Executive Officer since February 1999. He also has served as President of Stratus Computer’s Enterprise Computer division, Vice President of Engineering and Vice President of Platform Products. Prior to joining Stratus Computer, Mr. Kiely served in executive positions at IBM, Prime Computer, Bull, and two technology startups. Mr. Kiely is a member of the Board of Directors for Cray, Inc.

David J. Laurello became a member of the board of directors on June 16, 2000, and has served as President and Chief Executive Officer of Stratus Technologies, Inc. since June 16, 2003. Mr. Laurello joined Stratus Technologies, Inc. in January 2000 as Senior Vice President and General Manager of Products, Technology and Operations. In March 2002, he assumed the additional position of chief operating officer. Prior to joining Stratus, Mr. Laurello held the position of Vice President and General Manager of the CNS (Converged Network Solutions) business unit of Lucent Technologies. Prior to that role, Mr. Laurello was Vice President of Engineering of the Carrier Signaling and Management Business Unit at Ascend Communications. From 1995 to 1998, Mr. Laurello was Vice President of Hardware Engineering and Product Planning at Stratus Computer, Inc.

Robert C. Laufer became a member of the board of directors on February 26, 1999, and currently serves as Senior Vice President of Finance and Administration and CFO of Stratus Technologies, Inc. Mr. Laufer joined the former Stratus Computer in 1989 and held various financial management positions before being promoted to Chief Financial Officer in 1998. Before joining Stratus, Mr. Laufer was the Assistant Controller for Lasertron, Inc., from 1984 to 1986 he was Controller for Microfab, Inc., and in 1982 became a Certified Public Accountant while employed at Ernst & Young.

Timothy Billings became a member of the board of directors on June 18, 2003. Mr. Billings is a Vice President at MidOcean Partners. Prior to his current position, Mr. Billings was a Vice President at DB Capital Partners. Previously, Mr. Billings was an Associate Director in the corporate finance department of UBS Warburg where he worked on a variety of mergers, acquisitions and capital raising assignments for companies primarily focused in the communications sector. Mr. Billings also held various positions at Dillon, Read & Co. Inc. and The Chase Manhattan Bank.

Douglas E. Coltharp became a member of the board of directors and the Board’s Audit Committee on June 18, 2003. Mr. Coltharp has been Executive Vice President and CFO of Saks Incorporated (formerly Proffitt’s Inc.) since November 1996. Prior to that, Mr. Coltharp held the position of Senior Vice President of Corporate Finance at NationsBank, in addition to a variety of other senior positions.

Hans de Graaf became a member of the board of directors on February 1, 2001. Mr. de Graaf is a resident of Luxembourg and is a holder of procuration within BGL MeesPierson Trust (Luxembourg) SA in Luxembourg, responsible for the Global team. Mr. de Graaf is also a director of MeesPierson Investments (Luxembourg) S.A., Monterey Services S.A., European Media Investors S.A., Belma SA, Brunn S.A., European Real Estate Financing Company SA and Europension SA.

James O. Egan became a member of the board of directors on February 26, 1999. Mr. Egan has been an executive officer of Investcorp or one or more of its wholly-owned subsidiaries since December 1998. Prior to joining Investcorp, Mr. Egan was a partner in the accounting firm of KPMG from October 1997 to December 1998. Prior to that, Mr. Egan served as Senior Vice President and Chief Financial Officer of Riverwood International, a paperboard, packaging and machinery company from May 1996 to August 1997. Prior to that, he was a partner in the accounting firm of Coopers & Lybrand L.L.P. Mr. Egan also is a director of CSK Auto Corporation, Harborside Healthcare Corporation and SI Corporation.

Lars C. Haegg became a member of the board of directors on June 16, 2000 and is a member of the Board’s Audit Committee. Mr. Haegg has been an executive officer of Investcorp or one or more of its wholly-owned subsidiaries since 1998. Prior to joining Investcorp, Mr. Haegg worked with McKinsey & Company where he was responsible for leading consulting teams for media, retail and electronics customers. He previously worked with Strategic Planning Associates (now Mercer Management Consulting) in the telecommunications and consumer goods sectors. Mr. Haegg also is a director of Harborside Healthcare and TelePacific Communications.

John B. Jones, Jr. became a member of the board of directors on December 13, 2004 and a member of the board of directors of Stratus Technologies Group, SA on January 10, 2005. Mr. Jones is president of Triley Ventures, LLC, an investment firm located in Ross, California. Previously, Mr. Jones was a leading equity research analyst for nearly twenty years, covering the high technology market with the firms of Schwab SoundView, Salomon Brothers, Salomon Smith Barney, Citibank, and Montgomery securities. Prior to his career as an equity research analyst, Mr. Jones held positions at several computer firms, including Stratus Computer, Wang Laboratories, and IBM.

Charles K. Marquis became a member of the board of directors on February 26, 1999. Mr. Marquis has been a Senior Adviser to Investcorp since January 1999. For thirty years prior thereto, he was an attorney with Gibson, Dunn & Crutcher LLP. Mr. Marquis is also a director of CSK Auto and Tiffany & Co.

Kevin C. Nickelberry became a member of the board of directors on December 13, 2004 and is a principal at Investcorp. Prior to joining Investcorp in 2003, Mr. Nickelberry worked at JPMorgan Partners where he evaluated and executed growth-equity and leveraged- buyout investments. Mr. Nickelberry also worked in the Communications, Media and Entertainment Group of Goldman, Sachs & Co. where he focused on mergers and acquisitions and corporate finance transactions.

J. Michael Pocock became a member of the board of directors on November 20, 2003 and a member of the Board’s Audit Committee on March 31, 2004. Mr. Pocock has been President and Chief Executive Officer of Polaroid Corporation since March 2003. Before joining Polaroid, Mr. Pocock served as Vice President of the Commercial PC Business at Compaq Computer Corporation, and held a variety of other senior positions. Mr. Pocock is also a director of Polaroid Corporation.

Robert Sharp became a member of the board of directors on February 1, 2001 and was a member of the Board’s Audit Committee until March 31, 2004. Mr. Sharp is a Partner of MidOcean US Advisor, LLC, an affiliate of MidOcean Capital Partners Europe, L.P. Prior to his current position, Mr. Sharp was a Managing Director at DB Capital Partners. Previously Mr. Sharp was a Principal at Investcorp International, Inc. Earlier he served as Vice President at BT Securities, as an Executive Vice President at Remsen Partners Ltd., a private investment firm, and as an associate in the mergers and acquisitions group at Drexel Burnham Lambert. Mr. Sharp is also a director of Jenny Craig, Inc., GlobalSight Corporation and Ilumin Software Services, Inc.

Christopher J. Stadler became a member of the board of directors on February 26, 1999. Mr. Stadler has been an executive officer of Investcorp or one or more of its wholly-owned subsidiaries since March 1996. Prior to joining Investcorp, he was a Director at CS First Boston and prior to that, a Managing Director of the Davis Companies. Mr. Stadler also was a Managing Director at Bankers Trust where he worked from 1986 to 1995. Mr. Stadler is also a director of CSK Auto, ECI Conference Call Services, SAKS, Incorporated, MW Manufacturers, Telepacific Communications, Inc., US Unwired and Werner Holding Company.

Graham McGregor-Smith became a member of the board of directors on March 31, 2004. Mr. McGregor-Smith has been an executive officer of Investcorp or one or more of its wholly-owned subsidiaries since 1998. Prior to joining Investcorp, Mr. McGregor-Smith served as financial controller of the brewing division of Scottish & Newcastle Plc and also worked in the group’s corporate development department. Mr. McGregor-Smith also held various positions with Dow Jones & Company and Stoy Hayward, where he qualified as a Chartered Accountant. Mr. McGregor-Smith also is a director of Helly Hansen Group Holding ASA.

Allan L. Jennings joined Stratus Technologies, Inc. in 2002 to lead its hardware and software engineering organizations. Prior to joining Stratus, Mr. Jennings was Vice President and General Manager of Network Management Systems at Zhone Technologies. Prior to that role, Mr. Jennings was Vice President of Engineering of the Core Systems Division at Ascend Communications. Before that he held senior positions with a number of companies, including CSI Netlink a Cabletron Company, Digital Equipment Corporation, Data General and Unisys.

Richard M. Suech joined the former Stratus Computer in 1997 as Vice President, Americas Customer Service. In 1998 he was promoted to his current position of Senior Vice President, Worldwide Services. Prior to joining Stratus, Mr. Suech held the position of Executive Vice President, North America Customer Service at Bull HN Information Systems. Mr. Suech was also Director of North American Field Operations with Hewlett-Packard in their Apollo Division. Previous to that, Mr. Suech served as Vice President/General Manager of the Product Service Division for Sun Electric Corporation.

William D. Lowe joined Stratus Technologies, Inc. in May 2000 to oversee internal manufacturing operations and manage key relationships with Stratus’ contract manufacturing partners. On May 1, 2003, Mr. Lowe was promoted to Senior Vice President of Supply Chain Management and Corporate Quality. Before joining Stratus, Mr. Lowe served as Vice President, Worldwide Manufacturing for Avid Technology. Mr. Lowe also spent 22 years at Digital Equipment Corporation, where he held various operations roles, most recently as Vice President, Storage Operations. Mr. Lowe also held senior management positions at Quantum Corporation and Encore Computer Corporation.

Gregory M. Enriquez joined Stratus Technologies, Inc. in March 2004 as Senior Vice President of Worldwide Sales. Prior to joining Stratus, Mr. Enriquez spent 23 years at IBM, most recently as Vice President, Worldwide Industry Sales and Enablement, Software Group. At IBM, Mr. Enriquez also had served as vice president of the Tivoli sales organization, Americas, and vice president and business line executive in charge of HDD, Storage Technology Division, in addition to holding other management positions.

Frederick S. Prifty joined the former Stratus Computer, Inc. in 1984 and served as its general counsel and corporate secretary until his departure in 1995. Mr. Prifty again joined SCI in November 1998 to serve as the general counsel. From 1996 until rejoining Stratus, Mr. Prifty maintained a private practice focusing on high technology clients. Mr. Prifty worked previously at Prime Computer, Inc., Digital Equipment Corporation and General Electric Company.

Kathleen V. Betts joined Stratus’ Executive Staff as Chief Human Resources Officer in September 2004 to assume leadership responsibility for the Company’s global human resources strategy. Prior to joining Stratus, Ms. Betts spent 5 years as the Human Resources executive at Lightbridge, Inc. Prior to that, she served as Human Resources vice president during her four-year tenure with Peritus Software Services.

Maureen Donnelly joined Stratus as Chief Accounting Officer in March 2005. Ms. Donnelly is a Certified Public Accountant who spent the previous 20 years at Analog Devices, where she held a variety of positions in both operating unit and corporate financial management.

Director Appointment Rights Under Shareholders Agreement of May 23, 2002 (the “Shareholders Agreement”). See “Item 7.A Shareholders Agreement”.

6.B	Compensation

The internal directors of the Company received no salary or other compensation during fiscal year ended February 27, 2005 for their services as members of the Company’s board of directors and board committees. Mr. Coltharp, Mr. Pocock and Mr. Jones, who joined the board as independent (or “external”) directors, each receive a retainer, meeting fees, an initial stock option with additional annual grants thereafter and a one-time opportunity to purchase shares of Stratus SA within ninety (90) days of their appointments to the Board.

For the fiscal year ended February 27, 2005, the executive officers of the Parent and its subsidiaries received aggregate compensation of $3.9 million. In addition to salary, such aggregate amount includes amounts received by such executive officers pursuant to a bonus program, sales commissions, cancellation of stock options, relocation reimbursements, stipends for a personal financial advisor, stipends for certain medical benefits, premiums on group term life insurance policies, certain individualized retention provisions and company contributions to 401(k) accounts. The bonus program is available to our non-sales-incentivized employees. Under this program, such employees are eligible to receive bonuses based on their position, their individual performance and the Company’s consolidated financial performance. The Company’s annual sales commission program is available to our sales-incentivized employees and provides for commissions based on the employee’s individual performance and the performance of the applicable sales region.

6.C	Board Practices

The Articles of Association of the Company provide for the administration of the Company by a board of managers consisting of one or more managers, also called general managers, as determined by the shareholders of the Company. On April 5, 2004, the sole shareholder of the Company, Stratus SA, voted to enlarge the board of managers to not more than twelve (12) managers from ten (10) managers.

The board of managers is vested with the broadest powers to perform all acts of administration and disposition in the Company’s interests. All powers not expressly reserved by the law of Luxemburg to the or by the Company’s Articles of Association to the general meeting of the shareholders are within the powers of the board of managers. Each manager holds office until he resigns or is terminated by a majority of the shareholders of the Company. There are no contracts between any of the managers and the Company regarding benefits payable by the Company in their capacity as a manager of the Company.

The Company has established an audit committee, although that committee is not required under Luxembourg law. For fiscal year ended February 27, 2005, the members of the audit committee were Messrs. Haegg, Pocock and Coltharp.

6.D	Employees

The following table indicates the number of employees of the Company and its subsidiaries by geography and main activity category as of the fiscal years ended:

	2005	2004	2003	2002
Americas (including Mexico and Canada)	558	630	609	644
Europe and South Africa	143	163	154	182
Japan	68	68	60	61
Asia/Pacific	27	51	36	38

TOTAL	796	912	859	925

	2005	2004	2003	2002
Sales	155	163	168	183
Marketing	28	51	40	37
Engineering	203	249	249	260
Customer Service	284	254	222	244
Supply Chain Management	29	96	84	91
Finance and Administration	97	99	96	110

TOTAL	796	912	859	925

The Company does not have any labor, union or collective bargaining contracts covering any of its employees in any geography, except where required by local law. We believe our labor-management relations are positive.

6.E	Share Ownership and Stock Options

As of February 27, 2005, the outstanding share capital of the Company was 2,400,501 ordinary shares, all of which are owned directly by its parent, Stratus Technologies Group, S.A.

As of March 27, 2005, the outstanding share capital of Stratus SA was 60,419,469 shares, of which 4,937,835 Series A preference shares were held by Stratus Bermuda Limited and 6,322,280, 430,634 and 10,099 ordinary shares were held by Stratus Equity S.à r.l., Stratus Bermuda Limited and Stratus Technologies S.à r.l. (each a direct subsidiary of Stratus SA), respectively.

As of March 27, 2005, Mr. Kiely beneficially owned 1,540,945 ordinary shares, or 1.9% of outstanding ordinary shares, of which 1,326,625 may be acquired within 60 days after March 27, 2005 by exercise of stock options. Mr. Kiely has four outstanding stock options for a total of 1,753,291 ordinary shares. The per share purchase price of the option shares is $1.50 and the expiration dates of the options range from April 29, 2009 to March 3, 2013.

As of March 27, 2005, Mr. Laurello beneficially owned 909,560 ordinary shares, or 1.1%, all of which may be acquired within 60 days after March 27, 2005 by exercise of stock options. Mr. Laurello has five outstanding stock options for a total of 1,484,560 ordinary shares. The per share purchase price of the option shares is $1.50 and the expiration dates of the options range from February 27, 2010 to September 24, 2013.

Besides Mr. Kiely and Mr. Laurello, no other director or executive officer owns or has stock options for more than one percent of SA’s outstanding share capital.

The following table lists the directors and executive officers as of the end of fiscal 2005 who beneficially own or have options for less than 1% of the shares of Stratus SA as of March 27, 2005. With respect to the named persons, the foregoing calculation of beneficial ownership includes shares that may be acquired within 60 days after March 27, 2005 by exercise of stock options. The individual share ownership of each such individual has not been disclosed to shareholders or otherwise made public.

Name	Class of Securities
James O. Egan	Ordinary
Lars C. Haegg	Ordinary
Charles Marquis	Ordinary
Christopher J. Stadler	Ordinary
John B. Jones, Jr.	Ordinary
Douglas E. Coltharp	Ordinary
J. Michael Pocock	Ordinary
David J. Laurello	Ordinary
Robert C. Laufer	Ordinary
Gregory M. Enriquez	Ordinary
Allan L. Jennings	Ordinary
Richard M. Suech*	Ordinary
William D. Lowe	Ordinary
Frederick S. Prifty	Ordinary
Kathleen V. Betts	Ordinary
Maureen Donnelly **	Ordinary

*	Mr. Suech resigned effective April 4, 2005.

**	Ms. Donnelly joined Stratus on March 7, 2005 and beneficially owns or has options for less than 1% of the shares of Stratus SA as of March 27, 2005.

Directors Egan, Haegg and Stadler may be deemed to have an indirect beneficial ownership interest in Stratus SA if they have an ownership interest in Investcorp or an Investcorp affiliate.

Stock Options Outstanding

Except with respect to Mr. Coltharp, Mr. Pocock and Mr. Jones, who were elected to the Board of Directors of Stratus SA on June 18, 2003, November 20, 2003 and January 10, 2005, respectively, all stock options have been issued to the directors in their capacities as executive officers of Stratus Technologies, Inc. All options were issued pursuant to the 1999 Stratus Technologies, Inc. Stock Incentive Plan, as amended. For a description of our stock option plan, including information regarding the expiration date of the options thereunder, see note 13 of our consolidated financial statements included elsewhere in this Annual Report.

On March 27, 2005, members of the Board of Directors of Stratus SA held options exercisable for approximately 4.2 million shares, representing 5.3% of the ordinary shares of Stratus SA (on an as-converted basis and including options exercisable within 60 days of March 27, 2005).

As of March 27, 2005, no members of the Board of Directors of Stratus SA had exercised any of their shares represented by outstanding options.

On March 27, 2005, the total outstanding exercisable stock options held by all participants in Stratus SA’s stock option plans, including Board members, called for 17.7 million shares.

Employee Stock Option Plan

Stratus SA and its subsidiary Stratus Technologies, Inc. established a Stock Incentive Plan on March 29, 1999, to facilitate the issuance of shares of Stratus SA’s ordinary stock to employees, members of management, officers, directors and consultants of Stratus SA and its subsidiaries. The plan allows for the grant of incentive stock options, non-qualified stock options, stock appreciation rights and shares of restricted stock. Options granted under the plan have a time-based vesting schedule, generally 4 years, some with a provision for the acceleration of vesting upon the occurrence of certain events. With the exception of one restricted stock grant in 1999, all of the options granted under the plan to date have been non-qualified stock options. Substantially all of the option grants have terms of 10 years.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A	Major Shareholders

Set forth below is certain information concerning the beneficial ownership, as of March 27, 2005, of the ordinary shares and preference shares of Stratus SA by each person known to us to be a beneficial owner of more than 5% of any class of capital stock of Stratus SA (none of which, to our knowledge, are directly or indirectly controlled by a natural person). Stratus SA owns 100% of the issued and outstanding voting shares of Stratus Technologies International, S.à r.l., the parent Guarantor of the New Notes, which, in turn directly or indirectly owns 100% of the issued and outstanding shares of Status Technologies, Inc., the issuer of the New Notes, and of each other Guarantor of the New Notes (except for one share of Stratus Technologies Ireland Limited owned by a third party to comply with the minimum requirements of local law).

	Stratus SA Ordinary Shares (a)		Stratus SA Series A Preference Shares (b)		Stratus SA Series B Preference Shares
Name	Number of Shares	Percent of Class	Number of Shares	Percent of Class (c)	Number of Shares	Percent of Class
Investcorp Bank B.S.C. (d)	33,498,739	42.1%	269,161	2.4%	9,474,160	88.4%
Investcorp Stratus Limited Partnership (e)	5,586,281	7.0%	269,161	2.4%	0	0.0%
Stratus Holdings Ltd. (e)	18,438,297	23.2%	0	0.0%	0	0.0%
New Stratus Investments Ltd. (e)	9,474,160	11.9%	0	0.0%	9,474,160	88.4%
MidOcean Capital Partners Europe, L.P. (f)	17,820,036	22.4%	7,816,210	69.2%	857,674	8.0%
Intel Capital Corp. (g)	381,188	0.5%	0	0.0%	381,188	3.6%
Intel Atlantic, Inc. (g)	6,954,705	8.7%	3,204,709	28.4%	0	0.0%

(a)	Includes 17,680,286 stock options exercisable within 60 days of March 27, 2005, and 11,290,080 Series A Preference Shares and 10,713,022 Series B Preference Shares that are convertible into ordinary shares at any time at the option of the holder.

(b)	Series A Preference Shares vote and are convertible into ordinary shares on a 2.17:1 basis.

(c)	Does not include 4,937,835 Series A Preference Shares of Stratus SA held by Stratus Technologies Bermuda Ltd. that were purchased from Investcorp Stratus Limited Partnership, MidOcean Capital Partners Europe, L.P. and Intel Atlantic, Inc. on November 18, 2003, since, under Luxembourg law, the voting rights associated with such shares are suspended and such shares will not be counted for quorum and majority purposes at general meetings of shareholders of Stratus SA.

(d)	Investcorp Bank B.S.C. does not directly own any Stratus SA stock. The number of shares of Ordinary Shares, Series A Preference Shares and Series B Preference Shares includes all of the shares owned by Investcorp Stratus Limited Partnership, a Cayman Islands limited partnership, Stratus Holdings Limited, a Cayman Islands corporation, and New Stratus Investments Limited, a Cayman Islands corporation. Investcorp may be deemed to share beneficial ownership of the shares of voting stock held by Stratus Holdings Limited and New Stratus Investments Limited because the holders of the voting stock of such entities, or such entities’ stockholders or principals, have entered into revocable management services or similar agreements with an affiliate of Investcorp pursuant to which each of the entities owning the voting stock issued by the entities in the Investcorp Group, or such entities’ stockholders, has granted such affiliate the authority to direct the voting and disposition of the voting shares issued by such entity, which permits Investcorp to control the voting and disposition of the ordinary shares, Series A Preference Shares and Series B Preference Shares owned by each member of the Investcorp Group for so long as such agreements are in effect. Investcorp may be deemed to share beneficial ownership of the shares of voting stock held by Investcorp Stratus Limited Partnership because the general partner of such partnership is an indirect subsidiary of Investcorp. The address for Investcorp Bank B.S.C. is P.O. Box 5340, Manama, Bahrain.

(e)	The address for each of Investcorp Stratus Limited Partnership, Stratus Holdings Limited and New Stratus Investments Limited is P.O. Box 1111, George Town, Grand Cayman, Cayman Islands, B.W.I.

(f)	Shares are held by MidOcean Capital Partners Europe, L.P. As a result of their direct or indirect control relationship with MidOcean Capital Partners Europe, L.P., Ultramar Capital, Ltd., Existing Fund GP, Ltd., MidOcean Partners, LP and MidOcean Associates, SPC may all be deemed to be beneficial owners of the shares. Existing Fund GP, Ltd. is the general partner of MidOcean Capital Partners Europe, L.P. MidOcean Partners, LP is the sole owner of Existing Fund GP, Ltd. and MidOcean Associates, SPC is the general partner of MidOcean Partners, LP. J. Edward Virtue may be deemed the beneficial owner of the shares because he indirectly controls the securities, but disclaims beneficial ownership except to the extent of his pecuniary interest therein. Mr. Sharp, who is a Managing Director of an affiliate of the general partner of MidOcean Capital Partners Europe, L.P., does not have dispositive or voting control over the securities and disclaims beneficial ownership except to the extent of his pecuniary interest therein. Mr. Billings, who is a Vice President of an affiliate of the general partner of MidOcean Capital Partners Europe, L.P., does not have dispositive or voting control over the securities and disclaims beneficial ownership except to the extent of his pecuniary interest therein. The address for each of MidOcean Capital Partners Europe, L.P., Existing Fund GP, Ltd., MidOcean Partners, LP, MidOcean Associates, SPC and Ultramar Capital, Ltd. is 320 Park Avenue, 17th Floor, New York, New York 10022.

(g)	The address for Intel Capital Corp. is Caledonian House, 69 Dr. Roy’s Drive, P.O. Box 1043, Georgetown, Grand Cayman, Cayman Islands, B.W.I. The address for Intel Atlantic, Inc. is Corporation Trust Company, 1209 Orange St., Wilmington, Delaware, 19801.

Shares of Stratus’ subsidiaries were pledged pursuant to the New Credit Facility. See Item 10.C of this Annual Report for a description of the New Credit Facility.

Shareholders Agreement

On May 23, 2002, Stratus SA entered into an Amended and Restated Shareholders Agreement (the “Shareholders Agreement”) with Investcorp Stratus Limited Partnership and Stratus Holdings Limited (collectively, the “Investcorp Investors”), Intel Atlantic, Inc. and Intel Capital Corporation (collectively, “Intel Capital”), MidOcean Capital Partners (f/k/a DB Capital Partners Europe, L.P.) (“MidOcean”;

together with the Investcorp Investors and Intel Capital, the “Preferred Shareholders”), and certain management stockholders set forth therein (together the Preferred Shareholders, the “Shareholders”). Pursuant to the Shareholders Agreement, Stratus SA and the Shareholders entered into certain agreements and arrangements relating to Stratus SA’s shares, as follows:

Registration Rights: Stratus SA granted the Preferred Shareholders certain demand and “piggyback” registration rights to register Stratus SA’s ordinary shares held by the Preferred Shareholders.

Right of First Offer: Each Preferred Shareholder shall have the right, on a pro rata basis, to purchase any new securities of Stratus SA’s capital stock that may be issued by Stratus SA after the date of the Shareholders Agreement. This right of first offer shall not apply to any options issued by Stratus SA to employees, officers, directors or consultants pursuant to share purchase, share options or other incentive share agreements, the ordinary shares underlying such options, any ordinary shares issued upon conversion of the Series A Preference Shares or the Series B Preference Shares, and certain other shares issued by Stratus SA in connection with stock splits, stock dividends, acquisitions by Stratus SA and similar transactions.

Transfer Restrictions: The Investcorp Investors and the management stockholders party to the Shareholders Agreement shall not to transfer, pledge or otherwise dispose of or encumber the shares of Stratus SA’s capital stock held by them (other than Series A Preference Shares) until the earlier of May 23, 2004 and the closing of a Series A Qualified IPO or a Series B Qualified IPO (each as defined in the Shareholders Agreement). The transfer restrictions may be waived by the holders of sixty percent (60%) of the Series B Preference Shares, and are not otherwise applicable in certain specified circumstances, including a sale of Stratus SA or transfers to affiliates.

Rights of First Refusal: The Preferred Shareholders have a right of first refusal to purchase the Series A Preference Shares and the Series B Preference Shares held by the other Preferred Shareholders. The right of first refusal shall in each instance be extended first to the Investcorp Investors, and if the Investcorp Investors decline (or are deemed to have declined) the option to purchase the offered Series A Preference Shares or Series B Preference Shares, as applicable, the other Preferred Shareholder shall have the right to purchase such offered shares.

Co-Sale Rights: If the Investcorp Investors or the management stockholders party to the Shareholders Agreement propose to sell, transfer, assign, exchange or otherwise convey or dispose of any shares of Stratus SA’s capital stock (except, in the case of the Investcorp Investors, the Series A Preference Shares held by the Investcorp Investors), the Preferred Shareholders shall have the right to include their shares of Stratus SA’s capital stock in such proposed transaction on a pro rata basis.

The first refusal and the co-sale rights of the holders of the Series A Preference Shares and the Series B Preference Shares described above shall terminate upon the closing of a Series A Qualified IPO or a Series B Qualified IPO (each as defined in the Shareholders Agreement).

Election of Directors: The Shareholders are required to vote any shares then owned by them at any annual general meeting or special meeting of the shareholders called for the purposes of voting on the election or removal of directors in favor of the election or removal of directors as described below. Each of Investcorp Investors and the Series A and Series B Preferred Shareholders is entitled to appoint directors to Stratus SA’s board of directors as follows: 1) the Investcorp Investors shall have the right to appoint six (6) directors; 2) Each Series A holder shall have the right to appoint one (1) director so long as a Series A holder holds at least fifty percent (50%) of its Series A holdings as of February 1, 2001; and 3) the majority Series B holder shall have the right to appoint one (1) director so long as at least fifty (50%) of the Series B preferred shares issued as of May 16, 2002 are outstanding. As a result of this, the Investcorp Investors have appointed Messrs. Stadler, Haegg, Tully, Marquis, Egan and Zakuiddin. MidOcean, a Series A holder and the majority Series B holder, appointed Mr. Sharp, and effectives as of June 18, 2003, Mr. Billings.

Holdings by U.S. Shareholders

As of March 27, 2005, there were approximately 200 holders of record of Stratus SA’s ordinary shares, including approximately 119 holders of record located in the United States holding approximately 7.9% of its ordinary shares.

7.B	Related Party Transactions

Certain of Stratus SA’s direct and indirect subsidiaries have entered into ordinary course intercompany license, support and services agreements. Such agreements are subject to arms-length financial and other commercial terms and charges. These agreements are eliminated on a consolidated basis.

Stratus SA has entered into certain agreements and arrangements concerning compensation and the grant of options for its stock with Mr. Douglas E. Coltharp, Mr. John B. Jones, Jr. and Mr. J. Michael Pocock in connection with Messrs Coltharp’s, Jones’ and Pocock’s services as members of Stratus SA’s board of directors. See Item 6.B, Compensation.

7.C	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8.A	Consolidated Statements and Other Financial Information

Please refer to Item 18 of this Annual Report.

8.B	Significant Changes

Except as disclosed herein, there have been no significant changes since February 27, 2005.

ITEM 9.	THE OFFER AND LISTING

9.A	Offer and Listing Details

Not applicable.

9.B	Plan of Distribution

Not applicable.

9.C	Markets

Not applicable.

9.D	Selling Shareholders

Not applicable.

9.E	Dilution

Not applicable.

9.F	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

10.A	Share Capital

Not applicable.

10.B	Memorandum and Articles of Association

Stratus Technologies International, S.à r.l., is a Luxembourg limited liability company (société à responsabilité limitée) incorporated under the laws of Luxembourg, having its registered office at 123, avenue du X Septembre, L—2551 Luxembourg, registered with the Luxembourg Trade and Companies Register under the number B 68 655.

Corporate Objects and Purposes. Article 2

The object of the Company is to engage in any commercial, financial or industrial activities, whether directly or through the acquisition or establishment of participations in any enterprise in any form whatsoever, and to engage in the administration, management, control and development of those activities and participations.

Article 2 further provides that the Company may use its funds to invest in and otherwise acquire ownership or other rights in any assets of any nature whatsoever (whether real estate, personal property, securities, intellectual property or other property or rights), and may establish, manage, develop and dispose of any of its assets as they may be composed from time to time, may participate in the creation, development, control and disposition of any enterprise, may sell, transfer exchange or otherwise divest any of its assets, and may receive or grant licenses on intellectual property rights. The Company may carry out any industrial or commercial activity which directly or indirectly favors the realization of its objects, including without limitation providing financial assistance in the form of loans, advances, guarantees or otherwise to any companies in which the Company has a direct or indirect participation and to group companies and to any other enterprise with whom the Company has any business relationship.

Management – Board of Managers. Article 8

The Company is administered by one or more managers also called general manager(s), appointed by the general meeting of the shareholders, which shall decide on the remuneration and the terms and conditions of appointment of each of the managers. In case of plurality of managers, they constitute a Board of Managers appointed by the general meeting of shareholders. The manager(s) need not be shareholder(s).

Meetings of the Board of Managers. Meetings of the Board of Managers are convened by the Chairman or by any other two members of the Board. The managers will be convened separately to each meeting of the Board of Managers. Except in cases of urgency which will be specified in the convening notice or with the prior consent of all those entitled to attend, at least a two days’ written notice of Board meetings shall be given. The meeting will be duly held without prior notice if all the managers are present or duly represented. The meetings are held at the place, the day and the hour specified in the convening notice. Meetings are held in the city of Luxembourg. The Board of Managers can validly debate and take decisions only if the majority of its members are present or represented.

Conflict of Interest. A manager having a personal interest contrary to that of the Company in a matter submitted to the approval of the Board of Managers shall be obliged to inform the Board of Managers thereof and to have his declaration recorded in the minutes of the meeting. He may not take part in the relevant proceeding of the Board of Managers. At the next General Meeting of Shareholders, before votes are taken in any other matter, the shareholders shall be informed of those cases in which a manager had a personal interest contrary to that of the Company. In case a quorum of the Board of Managers cannot be reached due to a conflict of interests, resolutions passed by the required majority of the other members of the Board of Managers present or represented at such meeting and voting will be deemed valid. No contract or other transaction between the Company and any other company, firm or other entity shall be affected or invalidated by the fact that any one or more of the managers or officers of the Company have a personal interest in, or are a manager, associate, officer or employee of such other company, firm or other entity. Any manager who is manager or officer or employee of any company, firm or other entity with which the Company shall contract or otherwise engage in business shall not, merely by reason of such affiliation with such other company, firm or other entity be prevented from considering and voting or acting upon any matters with respect to such contract or other business.

Powers. In dealing with third parties, the manager, or in case of plurality of managers, the Board of Managers, shall have the powers to act in the name of the Company in all circumstances and to carry out and sanction acts and operations consistent with the Company’s objects and further provided the terms of this Article 8 shall be complied with. All powers not expressly reserved by law or by the present Articles of Association to the general meeting of shareholders fall within the scope of the competence of the manager, or in case of plurality of managers, of the Board of Managers. In case of singularity of manager, the Company shall be bound by the sole signature of the manager, and, in case of plurality of managers, by the signature of any two members of the Board of Managers. The shareholders may appoint from among the members of the Board of Managers one or several general managers who may be granted the powers to bind the Company by their respective sole signature, provided they act within the powers vested in the Board of Managers. The manager, or in case of plurality of managers, the Board of Managers may subdelegate his/their powers for specific tasks to one or several ad hoc agents. The manager, or in case of plurality of managers, the Board of Managers will determine the agent(s)’ responsibilities and his/their remuneration (if any), the duration of the period of representation and any other relevant conditions of his/their agency. The Board of Managers may delegate part of its powers to one or more of its members. It may further appoint proxies for specific transactions and revoke such appointments at any time.

Shareholders’ Voting Rights. Article 12 and 13

Each shareholder may participate in general shareholders’ meetings irrespective of the number of shares that he owns. Each shareholder has voting rights commensurate to his shareholding. Each shareholder may appoint by proxy a representative who need not be a shareholder to represent him at shareholders’ meetings. Resolutions at shareholders’ meetings are only validly taken in so far as they are adopted by a majority of shareholders owning more than half of the Company’s share capital. However, resolutions to amend the articles of incorporation and to dissolve and liquidate the Company may only be carried out by a majority in number of shareholders owning at least three quarters of the Company’s share capital.

Profit Sharing. Article 5

Each share entitles to the corporate assets and profits of the Company in direct proportion to the number of shares in existence.

Appropriation of Profits – Reserves. Article 17

An amount equal to five percent (5%) of the net profits of the Company is set aside for the establishment of a statutory reserve, until this reserve amounts to ten percent (10%) of the Company’s nominal share capital. The balance may be distributed to the shareholder(s) commensurate to his/their shareholding in the Company. The general meeting of shareholders shall, subject to applicable law, have power to make payable one or more interim dividends.

Transfer of Shares. Article 6

In case of a sole shareholder, the Company’s shares are freely transferable to non-shareholders. In case of plurality of shareholders, shares shall be freely transferable among the shareholders. Shares shall be transferred to third parties that are not shareholders, only with the prior approval of the shareholders representing at least three quarters of the Company’s share capital.

Redemption of shares. Article 7

The Company shall have power, subject to due observance of the provisions of the law on commercial companies to acquire shares in its own capital. The acquisition and disposal by the Company of shares held by it in its own share capital shall take place by virtue of a resolution of and on the terms and conditions to be decided upon by the general meeting of shareholders.

Dissolution. Article 18

The insolvency or bankruptcy or any other similar procedure of the shareholder(s) will not cause the dissolution of the Company. The shareholders must agree, in accordance with these Articles, to the dissolution and the liquidation of the Company as well as the terms thereof.

Liquidation. Article 19

At the time of the dissolution of the Company, the liquidation will be carried out by one of several liquidators, whether shareholder(s) or not, appointed by the shareholder(s) who will determine their powers and remuneration.

General and Extraordinary Meetings of Shareholders. Article 11

The annual general meeting of shareholders shall be held annually at the registered office of the Company or at such other place in Luxembourg as may be specified in the notice of the meeting within six months after the close of the financial year.

10.C	Material Contracts

New Credit Facility

On November 18, 2003, Stratus Technologies, Inc. entered into a new senior secured revolving credit agreement with JPMorgan Chase Bank, as a lender and as the administrative agent for the other lenders under the facility, and Goldman Sachs Credit Partners L.P., as a lender and as the syndication agent. Such credit agreement is also referred to in this Annual Report as the “New Credit Facility.” The New Credit Facility is a four-year revolving credit facility for revolving credit loans, swing line loans and letters of credit in an aggregate principal amount of up to $30.0 million. The amount from time to time available under the New Credit Facility is subject to a borrowing base. There were no outstanding borrowings under the New Credit Facility as of February 27, 2005, but there were $1.1 million of outstanding letters of credit applied against the facility.

Our obligations under the New Credit Facility are unconditionally and irrevocably guaranteed, jointly and severally, by the Company and all its subsidiaries that have material assets (other than the foreign subsidiaries of a domestic entity). Our obligations and the obligations of the guarantors under the New Credit Facility are secured by a first priority security interest in substantially all of our assets and the assets of the guarantors (except that the collateral does not include certain real property and does not include more than 65% of the voting stock of any foreign subsidiary of a domestic entity).

Interest may accrue on the loans with reference to an alternate base rate plus an applicable interest margin. We may elect that all or a portion of certain of the loans bear interest at a Eurodollar rate plus an applicable interest margin. The applicable interest margins will be determined by reference to the leverage ratio.

The New Credit Facility has a maturity on November 19, 2007. Generally, amounts repaid under the New Credit Facility may be re-borrowed until its termination.

The revolving credit commitments will be reduced with:

•	100% of the net proceeds of the incurrence of certain prohibited indebtedness; and

•	100% of the net proceeds from certain asset sales.

The credit agreement provides that we may from time to time make optional prepayments of loans, in whole or in part, without premium or penalty, subject to minimum prepayments and reimbursement of the lenders’ breakage costs in the case of prepayment of Eurodollar rate loans.

The credit agreement contains affirmative covenants and other requirements of us based on the financial performance of Stratus Technologies Group, S.A. In general, the affirmative covenants provide for, among other requirements, mandatory reporting of financial and other information to the lenders and notice to the lenders upon the occurrence of certain events. The affirmative covenants also include, among other things, standard covenants requiring us to operate our business in an orderly manner. The credit agreement also contains negative covenants and restrictions on us including, without limitation, restrictions on indebtedness, liens, guarantee obligations, mergers, asset dispositions, investments, loans, advances and acquisitions, dividends and other restricted payments, transactions with affiliates, changes in fiscal year, lines of business and certain prepayments and amendments of subordinated indebtedness. The credit agreement requires that we maintain a minimum consolidated EBITDA.

The credit agreement specifies certain customary events of default including, without limitation, non-payment of principal, interest or other amounts, inaccuracy of representations and warranties, violation of covenants, cross-default to certain other indebtedness and agreements, bankruptcy and insolvency events, ERISA events, material judgments, invalidity of certain documents related to the credit agreement, change of control and invalidity of subordination provisions in documents governing certain indebtedness.

The credit agreement, among other things, limits the ability of Stratus Technologies International, S.à r.l., Stratus Technologies, Inc. and their subsidiaries to declare dividends. The covenant providing for such limitation contains carve-outs permitting, among other things, certain dividends between subsidiaries of Stratus Technologies International, S.à r.l. (other than certain dividends by domestic entities to foreign entities and certain dividends by Stratus Technologies, Inc. and its subsidiaries to non-subsidiaries of Stratus Technologies, Inc.), certain stock dividends, certain dividends to fund certain repurchases of stock owned by employees, certain distributions to allow Stratus SA to pay its administrative and operating expenses, and certain distributions in connection with the 2004 Recapitalization.

10.D	Exchange Controls

There are no exchange controls limiting the ability to move assets or funds to or from Luxembourg.

10.E	Taxation

The Company and its parent, Stratus SA are privately held, and as such, their shares are not traded on any public market. Neither the Company nor Stratus SA has declared dividends on any class of its outstanding shares.

Tax on the Exercise of Stock Options

Stock options granted to the Company’s worldwide employees are generally taxable upon exercise, based on any difference between the exercise price and the fair market value of the shares at the time of exercise. None of the options granted have been intended to qualify as “Incentive Stock Options” under U.S. tax laws. In the event that stock options are exercised, the Company adjusts the employee’s ordinary income by the excess, if any, of the fair market value of the shares over the exercise price, per share, and withholds tax on such excess as required by the local tax jurisdiction.

Employees and other interested persons are advised to consult their own tax advisors regarding the tax laws in their country of domicile, as well as application of any information reporting or backup withholding rules, as needed.

10.F	Dividends and Paying Agents

Not applicable.

10.G	Statement by Experts

Not applicable.

10.H	Documents on Display

Copies of this document can be obtained by shareholders and option holders upon written request made to Stratus Technologies, Inc. at 111 Powdermill Road, Maynard, MA. U.S.A, 01754, ATTN: Law Department or to the Company at the Company’s address as first stated in the cover page of this Annual Report. The shareholders and option holders may also read and copy any materials the Company files with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W. Washington D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling SEC at 1-800-SEC-0330. Certain exhibits to this Annual Report have been filed as exhibits to a registration statement filed on Form F-4, which are available to the public at www.sec.gov.

10.I	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Please see Item 5.A “Operating Results”.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

(a)	Disclosure Controls And Procedures

As of the end of the period covered by this Annual Report, our management conducted an evaluation pursuant to Rule 15d-15 promulgated under the Exchange Act of the effectiveness of the design and operation of our disclosure controls and procedures and reviewed that evaluation with the audit committee, the principal executive officer and principal financial officer of the Company. Based on this evaluation and in connection with the fiscal 2005 audit conducted by our independent accountants, the principal executive and financial officers of the Company concluded that our disclosure controls and procedures are not yet effective in providing reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. We have taken and are continuing to take measures to correct the material internal control weaknesses relating to the account analysis, review procedures and reporting structure of our financial reporting closing process and the revenue recognition controls, each of which was identified in the fiscal 2005 audit. Additionally, we intend to continue to evaluate our internal controls and make periodic improvements as necessary.

During fiscal 2005, through the filing date of this report, we continued to implement additional changes to our infrastructure and related processes that are also reasonably likely to materially affect our internal control over financial reporting. Further, we engaged internal auditors to perform an internal audit of the Company’s sales and revenue recognition policies and procedures in the United States and certain international subsidiaries. We have received the results and recommendations of this internal audit and have taken steps to implement remedial or corrective actions to some of the recommendations and will take addition remedial or corrective actions for all such recommendations. In addition, we have:

•	hired a new Chief Accounting Officer who is a certified public accountant with extensive and broad experience in the finance organization of a public company;

•	hired a new Corporate Controller who is a certified public accountant, with in-depth knowledge of the requirements of Statement of Position No. 97-2, “Software Revenue Recognition”;

•	hired a Senior World-Wide Revenue Accountant;

•	hired a new Financial Controller at our Japan subsidiary and for Asia Pacific;

•	restructured our overall closing process, such that all significant account analyses, material contracts and significant accounting judgments are evaluated and reviewed by our corporate finance department and improved communication between the Corporate Finance department and the financial managers for each of our principal functional departments;

•	improved the quality of our revenue recognition review; and

•	held a series of revenue recognition training sessions to educate financial, order-entry and sales and service employees involved in the revenue recognition process about our revenue recognition policies.

The changes in the Company’s internal controls over financial reporting that have occurred during 2005 as described above are reasonably likely to materially improve the Company’s internal controls over financial reporting.

(b)	Management’s Annual Report On Internal Control Over Financial Reporting

Not applicable.

(c)	Attestation Report Of The Registered Public Accounting Firm

Not applicable.

(d)	Changes In Internal Control Over Financial Reporting

Not applicable.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Managers has determined that the Company’s audit committee currently includes one Audit Committee Financial Expert, Mr. Douglas E. Coltharp.

ITEM 16B.	CODE OF ETHICS

The company and its subsidiaries world-wide adopted on March 25, 2004 a Code of Ethics for financial and business matters that applies to the principal executive officer, the principal financial officer, the principal controller, to all other employees of the Company and its subsidiary companies performing similar functions as well as and to all other senior financial personnel. The code of business conduct and ethics can be viewed on the Company’s website, at www.stratus.com/ir.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregated fees for the fiscal year ended February 27, 2005 and February 29, 2004 by the Company’s principal accounting firm, PricewaterhouseCoopers LLP, were as follows:

$ in 000’s	2005	2004
Audit Fees	2,475	2,391
Audit Related Fees	24	182
Tax Related Services:
Tax Compliance	—	—
Tax Planning	—	—
Total Tax Related Services	—	—
All Other Fees	—	—

Total	2,499	2,573

The Company’s audit committee has adopted a pre-approval policy whereby an amount of up to $50,000 has been approved for non-audit services performed by PricewaterhouseCoopers LLP without specific approval from the Company’s audit committee. Such non-audit services consist of technical accounting questions that the Company may encounter from time to time, including but not limited to issues involving the Company’s capital stock, compensation practices, restructurings, new pronouncements and public disclosure regulations.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 18	FINANCIAL STATEMENTS

See the related Consolidated Financial Statements accompanying this report beginning on page F-1.

ITEM 19	EXHIBITS

1#	Articles of Association of Stratus Technologies International, S.à r.l., as amended

2.1#	Indenture, dated as of November 18, 2003, between Stratus Technologies, Inc., the guarantors party thereto and U.S. Bank National Association, as trustee

2.2#	Form of Exchange Note, issued pursuant to Indenture, dated as of November 18, 2003, between Stratus Technologies, Inc., the guarantors party thereto and U.S. Bank National Association, as trustee (filed herewith as Exhibit 2.1) (attached as Exhibit B to Indenture)

4.1#	Registration Rights Agreement, dated as of November 18, 2003, between Stratus Technologies, Inc. and the guarantors party thereto, on the one hand, and Goldman, Sachs & Co., J.P. Morgan Securities Inc. and Fleet Securities, Inc., on the other

4.2#	Purchase Agreement, dated as of November 6, 2003, between Stratus Technologies, Inc. and the guarantors party thereto, on the one hand, and Goldman, Sachs & Co., J.P. Morgan Securities Inc. and Fleet Securities, Inc., on the other

4.3#	Revolving Credit Agreement, dated as of November 18, 2003, Stratus Technologies International S.à r.l., Stratus Technologies, Inc., JPMorgan Chase Bank, as administrative agent, and the other lenders and agents party thereto

4.4#	Collateral Agreement, dated as of November 18, 2003, executed by Stratus Technologies International S.à r.l., Stratus Equity S.à r.l., SRA Technologies Cyprus Limited, Stratus Technologies Bermuda Ltd., Stratus Technologies Ireland Limited, Stratus Research and Development Limited, Cemprus Technologies, Inc., Cemprus LLC and Stratus Technologies, Inc. in favor of JPMorgan Chase Bank, as administrative agent

4.5#	Parent Guarantee, dated as of November 18, 2003, executed by Stratus Technologies Group, S.A., Stratus Technologies International S.à r.l., Stratus Equity S.à r.l., SRA Technologies Cyprus Limited, Stratus Technologies Bermuda Ltd., Stratus Technologies Ireland Limited, Stratus Research and Development Limited, in favor of JPMorgan Chase Bank, as administrative agent

4.6#	Subsidiary Guarantee, dated as of November 18, 2003, executed by Cemprus Technologies, Inc. and Cemprus LLC in favor of JPMorgan Chase Bank, as administrative agent

4.7#	Amended and Restated Shareholders Agreement, dated as of May 23, 2003, between Stratus Technologies Group, S.A., Investcorp Stratus Limited Partnership, Stratus Holdings Limited, New Stratus Investments Limited, Intel Atlantic, Inc., Intel Capital Corp., MidOcean Capital Partners Europe L.P. (f/k/a DB Capital Partners Europe, L.P.) and certain management stockholders party thereto

4.8#	Stratus Technologies, Inc. Stock Incentive Plan, Restatement No. 3, February 27, 2003

4.9#	Form of Employee Stock Option Agreement, as amended

4.10#	Form of Management Stock Option Agreement, as amended

4.11#	Lease, by and between DEK Portfolio LLC and Stratus Computer, Inc. dated January 29, 1999, as amended by Assignment and Assumption Agreement, dated as of February 1999, between Stratus Computer, Inc. and Stratus Computer (DE), Inc.*

4.12#*	Manufacturing Services and Product Supply Agreement between Benchmark Electronics, Inc., a Texas corporation, BEI Electronics Ireland Limited, a private unlimited company organized under the laws of the Republic of Ireland and Stratus Technologies Ireland Limited dated February 27, 2002*

4.13#*	Microsoft License Agreement for Server Operating System Products between Microsoft Licensing, Inc. and Stratus Technologies, Inc. effective March 1, 2003*

4.14#*	Letter of Assignment dated April 9, 2002 from Hewlett-Packard Company consenting to the assignment of the Technology Framework Agreement to DNCP Solution, LLC (n/k/a Cemprus LLC) between Lucent Technologies Inc. and Hewlett-Packard Company*

4.15#*	Manufacturing Agreement, dated as of April 14, 2000, effective as of June 16, 1999, and First Amendment dated April 30, 2002, between Solectron South Carolina, a South Carolina corporation, and Stratus Computer Systems, S.à r.l., Luxembourg*

4.16#	Promissory Note in the amount of $9,450,000 dated April 30, 2002, from Cemprus, LLC (f/n/a DNCP Solution LLC), in favor of Lucent Technologies, Inc.

4.17##*	Amendment to the Microsoft License Agreement for Server Operating System Products between Microsoft Licensing, GP and Stratus Technologies, Inc. dated March 1, 2004.

4.18###*	Microsoft License Agreement for Server Operating System Products between Microsoft Licensing, GP and Stratus Technologies, Inc., effective August 1, 2004, as amended by Amendment No. 1 dated August 18, 2004 and Amendment No. 2 dated September 9, 2004.

4.19###	Waiver dated October 15, 2004 to the Revolving Credit Agreement dated November 18, 2003 among Stratus Technologies, Inc., Stratus Technologies International S.à r.l., the several lenders from time to time parties thereto and JPMorgan Chase Bank.

4.20###*	Second Amendment to the Manufacturing Agreement for Build-To-Print Systems by and between Solectron South Carolina and Stratus Technologies Ireland Limited dated October 13, 2004.

8#	List of Subsidiaries

11†	Code of Ethics

12.1†	Section 302 Certifications of Principal Executive Officer

12.2†	Section 302 Certification of Principal Financial Officer

13†	Section 906 Certifications of Principal Executive and Principal Financial Officer

#	Previously filed with the Registration Statement on Form F-4, No. 333-112764, as filed with the Securities and Exchange Commission on February 12, 2004.

##	Previously filed with Amendment 3 to the Registration Statement on Form F-4, No. 333-112764, as filed with the Securities and Exchange Commission on July 1, 2004.

###	Previously filed with the quarterly report on Form 6-K, as filed with the Securities and Exchange Commission on March 15, 2005.

†	Included herewith.

*	Confidential treatment was requested for portions of these exhibits. Omitted material was filed separately with the Securities and Exchange Commission.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing this Annual Report and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Stratus Technologies International, S.à r.l. (the Company)

By:	/s/ GRAHAM DAVID MCGREGOR-SMITH
Name:	Graham David McGregor-Smith
Title:	Manager

Date: May 27, 2005

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

ITEM 18	AUDITED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of

Stratus Technologies International S.à r.l:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholder’s deficit and of cash flows present fairly, in all material respects, the financial position of Stratus Technologies International S.à r.l and its subsidiaries at February 27, 2005 and February 29, 2004, and the results of their operations and their cash flows for each of the three years in the period ended February 27, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets upon the adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, on February 25, 2002.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
May 27, 2005

F-1

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

CONSOLIDATED BALANCE SHEETS

As of February 27, 2005 and February 29, 2004

	February 27, 2005	February 29, 2004
	In thousands USD, except per share amounts
ASSETS
Current assets:
Cash and cash equivalents	$34,751	$23,098
Accounts receivable, net of allowance for doubtful accounts of $755 and $1,112	60,577	62,963
Inventory	32,512	35,620
Deferred income taxes	1,650	1,002
Prepaid expenses and other current assets	5,572	5,457

Total current assets	135,062	128,140
Property, plant and equipment, net	35,250	42,150
Intangible assets, net	22,898	29,165
Goodwill	4,412	3,617
Deferred income taxes	1,323	1,351
Other assets	13,217	12,118

Total assets	$212,162	$216,541

LIABILITIES AND STOCKHOLDER’S DEFICIT
Current liabilities:
Current portion of long-term debt	$10,943	$1,913
Accounts payable	15,903	21,765
Payable to Parent	615	670
Accrued expenses	40,298	30,782
Income taxes payable	6,822	6,932
Deferred revenue	49,741	43,005

Total current liabilities	124,322	105,067
Long-term debt	163,292	180,885
Embedded derivatives	3,620	—
Deferred revenue and other liabilities	3,252	1,498

Total liabilities	294,486	287,450
Commitments and contingencies (Note 12 )
Stockholder’s deficit:
Ordinary stock, $30 par value, 2,401 shares authorized, issued and outstanding	72,015	72,015
Additional paid-in capital	67,137	67,016
Deferred compensation	(20)	(114)
Accumulated deficit	(117,213)	(105,015)
Accumulated other comprehensive loss	(330)	(898)

	21,589	33,004
Preferred shares held in Parent, at cost, 4,938 shares	(58,700)	(58,700)
Ordinary shares held in Parent, at cost, 6,763 shares	(45,213)	(45,213)

Total stockholder’s deficit	(82,324)	(70,909)

Total liabilities and stockholder’s deficit	$212,162	$216,541

The accompanying notes are an integral part of these consolidated financial statements.

F-2	ANNUAL REPORT 2005

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the fiscal years ended February 27, 2005, February 29, 2004 and February 23, 2003

	February 27, 2005	February 29, 2004	February 23, 2003
	In thousands USD, except per share amounts
REVENUE
Product	$110,287	$101,397	$109,411
Service	161,248	155,519	135,005

Total revenue	271,535	256,916	244,416

COST OF REVENUE
Product	62,818	59,696	60,942
Service	71,608	67,750	63,869
Amortization of intangibles	2,008	2,007	1,508
Asset impairment and other charges	—	—	1,174

Total cost of revenue	136,434	129,453	127,493

Gross profit	135,101	127,463	116,923
OPERATING EXPENSES
Research and development	48,671	49,048	47,408
Sales, marketing, general and administrative	63,831	60,872	54,197
Amortization of intangibles	4,600	4,699	2,522
Restructuring charges	11,689	623	4,705
Management and transaction costs	—	2,611	750

Total operating expenses	128,791	117,853	109,582

Profit from operations	6,310	9,610	7,341
Interest income	160	100	179
Interest expense	(21,798)	(16,267)	(11,620)
Other income (expense), net	3,750	3,146	(245)

Loss before income taxes	(11,578)	(3,411)	(4,345)
Provision for income taxes	620	3,620	2,683

Net loss	$(12,198)	$(7,031)	$(7,028)

Net loss per share:
Basic and diluted	$(5.08)	$(2.93)	$(2.93)
Weighted average shares used to compute net loss per share:
Basic and diluted	2,401	2,401	2,401

The accompanying notes are an integral part of these consolidated financial statements.

F-3	ANNUAL REPORT 2005

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S DEFICIT

For the fiscal years ended February 23, 2003, February 29, 2004 and February 27, 2005

	Ordinary Stock		Additional paid-in capital	Deferred compensation	Accumulated deficit	Accumulated other comprehensive loss	Preferred shares held in Parent		Ordinary shares held in Parent		Total stockholder’s deficit	Comprehensive loss
In thousands USD	Shares	Par value					Shares	Cost	Shares	Cost
Balance at February 24, 2002	2,401	$72,015	$32,182	$(6,434)	$(89,683)	$(2,202)	—	—	$6,558	$(46,437)	$(40,559)
Issuance of common stock			35,000								35,000
Net loss					(7,028)						(7,028)	$(7,028)
Stock option income tax benefit			3								3
Net gain on derivative instruments						592					592	592
Foreign currency translation adjustment						(252)					(252)	(252)
Unrealized loss on available for sale securities, net of tax of $50						(66)					(66)	(66)
Amortization of deferred compensation				989							989
Modification of employee stock options			21								21
Compensation expense related to non-employee option grant			78								78
Stock option cancellation			(140)	140							—
Stock option charge in conjunction with cancellation of options				4,159							4,159
Acquisition of ordinary shares held in Parent									24	(49)	(49)
Issuance of ordinary shares held in Parent					(1,273)				(250)	1,773	500

Comprehensive loss												$(6,754)

Balance at February 23, 2003	2,401	72,015	67,144	(1,146)	(97,984)	(1,928)	—	—	6,332	(44,713)	(6,612)
Net loss					(7,031)						(7,031)	$(7,031)
Foreign currency translation adjustment						662					662	662
Net gain on derivative instruments						359					359	359
Unrealized gain on available for sale securities, net of tax of $3						9					9	9
Amortization of deferred compensation				904							904
Acquisition of Series A Preferred Shares held in Parent							4,938	(58,700)			(58,700)
Acquisition of ordinary shares held in Parent									431	(500)	(500)
Stock option cancellation			(128)	128	—						—

Comprehensive loss												$(6,001)

Balance at February 29, 2004	2,401	$72,015	$67,016	$(114)	$(105,015)	$(898)	4,938	$(58,700)	6,763	$(45,213)	$(70,909)

Net loss					(12,198)						(12,198)	$(12,198)
Foreign currency translation adjustment						529					529	529
Unrealized gain on available for sale securities, net of tax of $32						39					39	39
Deferred compensation related to stock and option grants			121	(121)
Amortization of deferred compensation				215							215

Comprehensive loss												$(11,630)

Balance at February 27, 2005	2,401	$72,015	$67,137	$(20)	$(117,213)	$(330)	4,938	$(58,700)	6,763	$(45,213)	$(82,324)

The accompanying notes are an integral part of these consolidated financial statements.

F-4	ANNUAL REPORT FY2005

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the fiscal years ended February 27, 2005, February 29, 2004 and February 23, 2003

	2005	2004	2003
		In thousands USD
OPERATING ACTIVITIES
Cash flows from operating activities:
Net loss	$(12,198)	$(7,031)	$(7,028)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	24,530	25,153	23,106
Amortization of deferred financing costs	2,274	3,212	1,619
Amortization of debt discount	870	629	328
Change in fair value of embedded derivatives	(3,958)	(2,419)	1,462
Stock-based compensation	215	904	5,226
Restructuring charges	10,252	—	3,934
Write-off of capitalized software	—	—	3,067
Deferred income taxes	(626)	1,195	16
Provision for doubtful accounts	(336)	(356)	830
Inventory reserve provision	3,321	1,433	340
Loss on retirement of property and equipment	1,455	932	144
Changes in assets and liabilities:
Accounts receivable	3,310	4,305	759
Inventory	(785)	336	(5,184)
Prepaid expenses and other current assets	32	(53)	2,388
Accounts payable	(5,688)	1,014	(7,084)
Payable to Parent	(55)	145	(533)
Accrued expenses	(1,666)	(9,999)	(4,400)
Income taxes payable	(233)	(229)	825
Deferred revenue	8,271	5,744	1,791
Other long-term assets and liabilities	(1,139)	68	1,270

Net cash provided by operating activities	27,846	24,983	22,876
INVESTING ACTIVITIES
Cash flows from investing activities:
Acquisition of property and equipment	(10,951)	(14,617)	(9,655)
Acquisition of business, net of cash acquired	—	(1,126)	(10,497)
Payment of acquisition costs	—	(685)	(730)
Capitalized software	(1,182)	—	(229)
Other long-term assets	(239)	—	(27)

Net cash used in investing activities	(12,372)	(16,428)	(21,138)
FINANCING ACTIVITIES
Cash flows from financing activities:
Payments to acquire ordinary shares in Parent	—	(500)	(49)
Payments to acquire preferred shares in Parent	—	(58,700)	—
Proceeds from issuance of long-term debt	—	170,000	20,500
Net proceeds from issuance of short-term debt	—	(3,120)	(4,876)
Deferred financing fees	(1,358)	(9,182)	—
Decrease in cash overdraft	—	1,383	—
Payments on long-term debt	(1,809)	(100,559)	(23,255)

Net cash used in financing activities	(3,167)	(678)	(7,680)
Effect of exchange rate changes on cash	(654)	(1,223)	(325)

Net increase (decrease) in cash and cash equivalents	11,653	6,654	(6,267)
Cash and cash equivalents at beginning of year	23,098	16,444	22,711

Cash and cash equivalents at end of year	$34,751	$23,098	$16,444

Supplemental cash flow information:
Interest paid	$19,426	$8,716	$9,300
Income taxes paid	1,478	2,245	2,640
Non-cash investing and financing activities:
Conversion of short-term loan to ordinary stock	—	—	35,000
Assumption of note payable in connection with acquistion of business (see note 5)	—	—	9,450

The accompanying notes are an integral part of these consolidated financial statements.

F-5	ANNUAL REPORT FY2005

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data.)

NOTE 1—BACKGROUND

Stratus Technologies International S.à r.l. (“Stratus S.à r.l.” or the “Company”) is a wholly owned subsidiary of Stratus Technologies Group, S.A. (“Stratus SA” or the “Parent”), a Luxembourg corporation.

The Company’s solutions consisting of server products, maintenance services and technology licensing deliver fault-tolerant continuous availability for diverse enterprises such as banks, brokerage houses, healthcare organizations, emergency services agencies, retailers, airlines, gaming businesses and telecommunications companies. The Company contracts with third parties for the manufacturing of its products and also refurbishes used products for resale. The Company’s products fall into two main categories, the legacy Continuum product family and the new generation ftServer product family.

On February 11, 2003, Stratus Technologies, Inc., a wholly-owned subsidiary of the Company, through its wholly-owned subsidiary, Cemprus Technologies, Inc., acquired all of the outstanding shares of Cemprus, LLC and its subsidiaries (“Cemprus”) from Platinum Equity, LLC (“Platinum”).

On November 18, 2003, Stratus Technologies, Inc. issued $170,000 principal amount of 10.375% Senior Notes (the “Old Senior Notes”), in a private placement, with a maturity date of December 1, 2008. The Old Senior Notes are unsecured, subordinated obligations of Stratus Technologies, Inc. that are fully and unconditionally guaranteed by the Company and certain of its subsidiaries. The proceeds from the Old Senior Notes were used to repay outstanding senior indebtedness under a $150,000 amended and restated credit agreement (the “Former Credit Facility”), to purchase an aggregate 4,937,835 Series A preferred shares and an aggregate 430,634 ordinary shares in Stratus SA, to cancel vested stock options for cash, and to pay related transaction fees and expenses (see notes 4, 11 and 13).

On September 3, 2004, Stratus Technologies, Inc. consummated an exchange offer, in which the Old Senior Notes were exchanged for new 10.375% Senior Notes (“New Senior Notes”). The terms of the New Senior Notes are substantially identical to the terms of the Old Senior Notes, except that the transfer restrictions, registration rights and additional interest provisions relating to the Old Senior Notes do not apply (see note 11).

The accompanying financial statements have been prepared on a basis that contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. As of February 27, 2005, the Company has incurred cumulative net losses since inception of $115,744 and has outstanding debt totaling $180,943 (excluding unamortized debt discount of $6,708, see note 11). Scheduled debt payments and interest payments total approximately $10,943 and $18,678, respectively, during fiscal 2006. Amounts outstanding under the Company’s debt facility are subject to the satisfaction of quarterly financial covenant requirements. The Company expects to be in compliance with these covenants for the next fiscal year. To the extent the Company experiences revenue shortfalls in fiscal 2006, the Company can reduce certain discretionary spending in order to maintain sufficient cash balances to remain in compliance with the debt covenants associated with the Company’s credit facility and fund ongoing operations.

NOTE 2—CAPITAL STRUCTURE OF PARENT

All of the Company’s share capital is owned directly by its Parent, Stratus Technologies Group, S.A. The Parent’s capital structure at February 27, 2005 included 33,478,532 issued shares of ordinary stock, 16,227,915 shares of Series A redeemable convertible preferred stock and 10,713,022 shares of Series B redeemable convertible preferred stock.

Of the 16,227,915 Series A redeemable convertible preferred stock outstanding at February 27, 2005, 4,937,835 shares were held on a non-voting basis by the Company’s direct subsidiary, Stratus Technologies Bermuda Ltd.

Of the Parent’s 33,478,532 ordinary shares outstanding at February 27, 2005, 6,322,280, 430,634 and 10,099 shares were held on a non-voting basis by Stratus Equity, S.à r.l., Stratus Technologies Bermuda Ltd. and the Company, respectively.

The Series A and Series B redeemable convertible preferred stock (“Series A preferred stock” and “Series B preferred stock”, collectively “the preference shares”) in the amount of $151,654 and $42,320, respectively, at February 27, 2005 are redeemable for cash at the option of the holder between February 26, 2007 and February 26, 2009 and were amended November 4, 2003 such that the Parent shall not be required to redeem any preference shares at any time while the Senior Notes (see note 11) are outstanding. Such preference shares also include liquidation preferences, which may be triggered in the event of a liquidation, dissolution, winding-up, or change in control of the Parent. The Parent is solely dependent upon the Company for substantially all of its cash flows.

F-6	ANNUAL REPORT FY2005

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data.)

The most significant terms of the preference shares are as follows:

Voting Rights

Holders of the preference shares are entitled to vote on an “as-if” converted basis, such votes to be counted together with all other shares of the Parent having general voting power and not counted separately as a class, except as otherwise required by law. As a result, the preference shares have voting control of the Parent.

Conversion

The preference shares are convertible into ordinary stock at the option of the holder. The preference shares also automatically convert at their respective conversion rates into ordinary stock upon the closing of a firmly underwritten public offering of ordinary shares resulting in gross proceeds to the Company in excess of $75,000 and at a minimum price of $6.54 per share. The conversion rates for the preference shares are 2.17-to-1 and 1-to-1 for Series A preferred stock and Series B preferred stock, respectively.

Dividends

The holders of preference shares are entitled to dividends at an annual rate of 8% of the initial purchase price, on a non-cumulative basis, when and if declared, as determined by the Board of Directors. No dividends have been declared or paid through February 27, 2005.

Redemption

On or after February 26, 2007, but prior to February 26, 2009, upon written request and subject to the restriction noted above, each holder of preference shares may require the Parent to redeem for cash all of its outstanding preference shares, as defined by the related agreements, as amended, subject to proportional adjustment for stock splits, reverse splits, stock dividends, stock distributions or similar events related to the capitalization of the Parent. As of February 27, 2005, the redemption value of Series A and Series B preferred stock totaled $151,654 and $42,320, respectively. The potential redemption requirements for Series A and Series B preferred stock through February 2009 as of each fiscal year-end, excluding shares held in Treasury, are set forth in the table below:

	2007	2008	2009
Series A	$176,891	$191,042	$206,326
Series B	$50,474	$54,512	$58,873

Liquidation Preference

In the event of liquidation, dissolution, winding-up, or change in control of the Parent, holders of the Series B preferred shares receive, in preference to any distribution to the Series A preferred stock and ordinary holders, $3.27 per share, subject to anti-dilution adjustments, plus a graduating compounding rate of return that is reduced to 8% after February 1, 2004, as defined in the Series B agreement.

Series A preferred shareholders are entitled to receive, in preference to any distribution to the ordinary stockholders, $7.09 per share, subject to anti-dilution adjustments, plus a graduating compounding rate of return that is reduced to 8% after February 1, 2003, respectively, as defined in the Series A agreement.

As of February 27, 2005, the liquidation preference of Series A and Series B preferred stock totaled $225,015 and $63,436, respectively.

F-7	ANNUAL REPORT FY2005

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data.)

NOTE 3—SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation

The Company operates on a 52-to-53 week fiscal year that ends on the Sunday closest to the last day of February. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

Use of estimates

The preparation of financial statements in conformity with GAAP in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates include, but are not limited to, collectibility of accounts receivable, carrying value of inventory, revenue recognition, valuation of intangible assets and goodwill, embedded derivative valuation, valuation of deferred tax assets and restructuring and other charges. In addition, the Company’s stock-based compensation expense, associated with the issuance of the Parent’s stock options, is impacted by the fair market value determination of the Parent’s stock. Actual results could differ materially from management’s estimates.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with maturities of three months or less at time of purchase and primarily consist of a money market fund. The Company had $0 and $1,383 in outstanding checks in excess of funds on deposit with one bank as of February 27, 2005 and February 29, 2004, respectively. The book overdraft is included in accounts payable on the balance sheet. There was no book overdraft as of February 27, 2005. The Company had $747 and $725 recorded as cash equivalents as of February 27, 2005 and February 29, 2004, respectively.

Translation of foreign currencies

Assets and liabilities of the Company’s foreign operations for which the local currency is the functional currency are translated into U.S. dollars at exchange rates prevailing on the balance sheet date. Revenue and expenses are translated at the average exchange rates prevailing during the year. Foreign currency translation gains and losses are reported separately as a component of accumulated other comprehensive loss in stockholder’s deficit.

The functional currency of our subsidiary in Ireland is the U.S. dollar. Assets and liabilities in Ireland are translated at year-end exchange rates, except for property and equipment, which is translated at historical rates. Revenues and expenses are translated at average exchange rates in effect during the year. Foreign currency translation gains or losses are included in the consolidated statements of operations.

Foreign exchange contracts

The Company enters into forward foreign exchange contracts to reduce its exposure to foreign currency risks associated with its intercompany and net asset positions. The maturities of foreign exchange contracts generally do not exceed six months. Foreign currency transaction gains and losses, which are included in other income (expense) net, include unrealized and realized gains and losses on forward foreign exchange contracts, were $397, $1,422 and $1,326 during fiscal 2005, 2004 and 2003, respectively. The Company does not hold or issue financial instruments for trading purposes. As of February 27, 2005 and February 29, 2004, the Company had approximately $8,102 and $7,165, respectively, of net forward foreign exchange contracts outstanding, predominantly in Euro and Japanese yen.

Derivatives

In March 2001, the Company entered into two interest rate swaps to mitigate fluctuations in the variable interest rates related to its credit facility. The swaps were designated for two $20,000 tranches of the outstanding principal of the credit facility (see note 11). Under the agreements, the Company paid fixed interest rates of 5.005% and 4.900% and received variable interest rates. The maturity dates of the agreements were March 31, 2003. The Company accounted for these swaps as cash flow hedges. Changes in the fair value of the derivative related to the effective portion of the hedge were carried in accumulated other comprehensive loss over the term of the agreements. On maturity of the agreements, the appropriate gain or loss of the swaps was

F-8	ANNUAL REPORT FY2005

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data.)

reclassified from accumulated other comprehensive loss to other income (expense). The ineffective portion of the gain or loss was reported in earnings immediately.

For fiscal 2003, there was no hedge ineffectiveness and as a result there was no related gain or loss recorded in earnings. During fiscal 2003, the Company recorded a net gain of $595 in accumulated other comprehensive loss associated with these agreements.

For fiscal 2004, there was no hedge ineffectiveness and as a result there was no related gain or loss recorded in earnings. During fiscal 2004, the Company recorded a net gain of $359 in accumulated other comprehensive loss associated with these agreements. The swap agreements matured on March 31, 2003 and, accordingly, as of February 29, 2004, the Company had no unrealized gain or loss recorded in accumulated other comprehensive loss related to the swap agreements.

In connection with the amendment of the Company’s credit agreement dated February 15, 2002 (see note 11), a LIBOR floor was added to the facility. Pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities, the LIBOR floor is considered an embedded derivative and is included in non-current liabilities. At the time of the modification, the fair value of the LIBOR floor was $957, which was recorded as a debt discount and amortized to interest expense over the remaining term of the credit agreement. A liability of $957 was also established at the time of modification associated with the LIBOR floor. Changes in the fair value of the LIBOR floor liability are recorded through other income. During the period from February 24, 2003 through November 17, 2003, the Company recorded $246 of interest expense associated with amortization of the debt discount related to the LIBOR floor as well as $536 of other income associated with changes in the fair value of the LIBOR floor liability. The Former Credit Facility was extinguished on November 18, 2003 in connection with the recapitalization of the Company. As a result, the Company recorded the remaining amortization of the debt discount through interest expense of $383 and the final change in fair value in other income of $1,883 associated with extinguishment of the LIBOR floor. In fiscal year ended February 23, 2003, the Company recorded $328 of interest expense associated with amortization of the LIBOR floor as well as $1,462 of debt discount related to other expense associated with changes in the fair value of the LIBOR floor liability.

On September 3, 2004, Stratus Technologies, Inc. consummated an exchange offer, in which the Old Senior Notes were exchanged for New Senior Notes (see note 11). Upon the effective date of the registration of the New Senior Notes on September 3, 2004 pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities, certain redemption and change of control features are considered embedded derivatives, the fair value of which is recorded as a non-current liability. The redemption and change of control features that are considered embedded derivatives are:

•	the Issuer’s right to redeem (“Call”) the New Senior Notes; at a specified price prior to December 1, 2006 in the event of an Initial Public Offering;

•	the Issuer’s right to redeem (“Call”) the New Senior Notes at a specified price prior to December 1, 2006 in the event of a change in control; and

•	the right of the holder of the New Senior Notes to sell back (“Put”) the New Senior Notes to the Company at a specified price until December 1, 2008 in the event of a change in control.

At the time of the effective date of registration of the New Senior Notes, the fair value of these features was $7,578, which was recorded as a debt discount and is being amortized to interest expense over the remaining life of the New Senior Notes. A liability of $7,578 was also established at the time of registration of the New Senior Notes associated with these features. Changes in the fair value of these features are recorded through other income (expense). The following table summarizes the impact of these fetaures related to the New Senior Notes and the LIBOR Floor related to the former credit facility on the earnings of the Company for the periods presented:

Fiscal year-end	2005	2004	2003
Amortization of debt discount related to the Calls and Put – included in Interest expense	$(870)	$—	$—
Amortization of debt discount related to LIBOR floor – included in Interest expense	—	(629)	(328)
Change in fair market value of the Calls and Put – included in Other income (expense)	3,958	—	—
Change in fair market value of LIBOR floor – included in Other income (expense)	—	2,419	(1,462)

Total impact on earnings related to calls and put LIBOR floor	$3,088	$1,790	$(1,790)

F-9	ANNUAL REPORT FY2005

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data.)

Concentration of credit risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents and accounts receivable. The Company sells its products to customers in diversified industries, primarily in the United States, Central and South America, Europe, Japan and Asia Pacific. The Company performs ongoing credit evaluations of its customers. The Company maintains an allowance for doubtful accounts for potential credit losses and such losses have not been material.

The Company holds its cash and cash equivalents principally in a money market fund at a major financial institution.

Accounts receivable

The Company states its accounts receivable at their estimated net realizable value. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains an allowance for doubtful accounts based on historical experience and for specifically identified estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company’s customers were to deteriorate, actual losses may exceed estimates and additional allowances would be required.

Inventory

Inventory is valued at the lower of cost (first-in, first-out) or market. The Company considers recent historic usage and future demand in estimating the realizable value of its inventory. The Company records a provision upon determination that inventory is excess or obsolete.

Inventory at fiscal year-ends was as follows:

Fiscal year-end	2005	2004
Parts and assemblies	$19,491	$25,417
Work-in-process	869	760
Finished products	12,152	9,443

Total inventory	$32,512	$35,620

Property, plant and equipment

Property, plant and equipment are recorded at cost. Depreciation and amortization expense is calculated using the straight-line method based upon the following estimated useful lives:

Building	25 years
Machinery, computer equipment and software	2-5 years
Leasehold improvements	shorter of lease term or life of asset
Service and spare parts	4 years

The Company capitalizes internal and external costs incurred to develop internal-use computer software during the application development stage. Once the software is placed in service, the capitalized assets are amortized on a straight-line basis over three years.

Maintenance and repair costs are charged to expense as incurred. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any related gains or losses are included in the determination of net income or loss for the period.

Goodwill and Intangible assets

On February 25, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 (FAS 142) requires that goodwill and intangible assets with indefinite useful lives no longer be amortized but that they be tested for impairment at adoption and at least annually thereafter or whenever events and circumstances suggest that the carrying amount may not be recoverable. Based on these tests, there were no impairments of goodwill or indefinite life intangible assets in fiscal 2005, 2004 and 2003. The Company has two reporting segments under FAS 142, product and service.

F-10	ANNUAL REPORT FY2005

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data.)

Goodwill related to the product and service segments was $1,409 and $3,003, respectively, as of February 27, 2005 and in the amounts of $675 and $2,942, respectively, as of February 29, 2004.

Acquired intangible assets are amortized using the straight-line method as follows:

Core technology	3-8 years
Customer related intangibles	7-8 years
Trademark and trade names	3 years to indefinite life

Other intellectual property assets, primarily related to patents, are amortized over 10-17 years using the straight-line method.

Long-lived assets

Long-lived assets and amortizable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. In performing the review, the Company estimates undiscounted cash flows expected to result from the use of the asset and its eventual disposition. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets. If assets are determined to be recoverable, but the useful lives are shorter than originally estimated, the net book value of the assets is depreciated over the newly determined remaining useful lives.

Investments

Investments are classified as available for sale and are recorded at market value using the specific identification method; unrealized gains and losses are reflected in accumulated other comprehensive loss. The Company recorded unrealized gains and (losses) of $39, $9 and ($66), net of tax, in fiscal 2005, 2004 and 2003, respectively. The carrying value of investments, which is included in other assets, totaled $144 and $73 at February 27, 2005 and February 29, 2004, respectively.

Revenue recognition

The Company sells its products and services to end users, resellers and original equipment manufacturers. The Company’s products are integrated with software that is essential to the functionality of the equipment. Accordingly, the Company accounts for revenue in accordance with Statement of Position No. 97-2, Software Revenue Recognition, and all related interpretations. The Company’s transactions frequently include the sale of products and services under multiple element arrangements.

Revenue is recognized when persuasive evidence of an arrangement exists, delivery of the product or performance of the services has occurred, title and risk of loss has passed to the customer, the fee is fixed or determinable, and collection is probable. The Company uses the residual method to allocate revenue when a transaction includes one or more elements to be delivered and vendor specific objective evidence (“VSOE”) of the fair value of all undelivered elements exists. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue. VSOE is based on the fee charged when these elements are sold separately. If evidence of the fair value of one or more undelivered elements does not exist, all revenue is deferred and recognized when delivery of the last element occurs or when fair value can be established. If an arrangement includes subjective or other customer acceptance provisions beyond standard acceptance provisions that the product conforms to standard published specifications, revenue recognition occurs upon the earlier of receipt of written customer acceptance or expiration of the acceptance period.

Transactions may include trade-in rights, upgrade rights or other related provisions. Revenue recognition on transactions involving trade-in or upgrade rights is deferred until such rights have lapsed or original product has been returned and/or related products have been delivered and all other revenue recognition criteria have been met. For coupons and specified future discounts, the related amount is deferred until such rights have lapsed or related products have been delivered.

When product is sold together with services, product revenue is recognized upon delivery, provided that (1) the above criteria have been met, (2) payment for product is not dependent upon the performance of the services, and (3) the services do not involve significant customization, implementation, or integration of the product and are not essential to the functionality of the product that was delivered. If services involve significant customization, implementation or integration, revenue for the services and the related product is generally recognized as the services are performed using the percentage of completion method. Estimates of total labor hours required to perform the related services and actual labor hours pertaining to the related services incurred during a period, and to date, are used in applying the percentage of completion method. If customer acceptance is uncertain at the outset of the arrangement, revenue for services and the related product is recognized under the completed contract method.

F-11	ANNUAL REPORT FY2005

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data.)

If the fee due from the customer is not fixed or determinable, revenue is recognized as payment is due from the customer, assuming all other revenue recognition criteria have been met. Generally, the Company considers arrangements with extended payment terms not to be fixed or determinable. If collection is not considered probable, revenue is recognized upon receipt of cash. In certain regions or countries where collection risk is considered to be high, such as Latin America, and certain Asian and Eastern European countries, revenue is generally recognized only when full cash payment is received from the customer or when a formal letter of credit has been put in place.

Revenue for arrangements with resellers is generally recognized when the Company delivers product as designated by the reseller, and all other revenue recognition criteria have been met. Delivery is generally directly to end users or to the reseller if the reseller is integrating the product into its offering or otherwise designates such. If the Company continues to participate in sales to the end user, revenue is deferred and recognized when product is sold through to the end user based on evidence provided by the reseller, provided all other revenue recognition criteria have been met (“Sell through”). On a limited basis, when the Company provides a reseller with stock rotation rights or any other return rights and all other revenue recognition criteria have been met, revenue is deferred until the rights have lapsed.

Maintenance and support services are recognized ratably over the life of the maintenance and support service period, which typically is one year. Maintenance and support services include telephone support, remote network monitoring, advance parts exchange and unspecified rights to product upgrades and enhancements. Installation and other consulting service revenues are recognized as performed subject to all other revenue recognition criteria being met.

Stratus records deferred revenue for product shipped to customers and related services where amounts are billed pursuant to a contractual right and collection occurs or is probable prior to satisfying revenue recognition criteria.

Advertising costs

The Company expenses all advertising costs as incurred. Advertising expenses recorded for fiscal 2005, 2004 and 2003 were $3,258, $2,909 and $2,853, respectively.

Research and development

Costs incurred for research and development are expensed as incurred. The costs incurred for the development of computer software that will be sold, leased or otherwise marketed are capitalized when technological feasibility has been established. Capitalized costs are amortized over the lesser of a straight-line basis over the estimated product life, or the ratio of current revenue to total projected product revenue. The Company capitalized $1,182 and $0 in software development costs in fiscal 2005 and 2004, respectively. The Company wrote off $4,117 of capitalized software costs, including $1,050 associated with the Company’s fiscal 2003 restructuring (see note 6), in connection with changes in its product lines and related technology during fiscal 2003. Amortization expense recorded in fiscal 2005, fiscal 2004 and 2003 was $263, $214 and $615, respectively. Unamortized software development costs of $984 and $65 at February 27, 2005 and February 29, 2004, respectively, are included in other assets.

Income taxes

The Company provides deferred taxes to recognize temporary differences between the financial reporting basis and the tax reporting basis of assets and liabilities. The Company’s practice is to reinvest the earnings of its foreign subsidiaries in those operations. A deferred tax asset is established for the expected future benefit of net operating loss and credit carryforwards and a valuation allowance is established against deferred tax assets, when it is more likely than not that some or all of the deferred tax assets will not be realized.

Risks and Uncertainties

The Company’s future operating results are subject to a number of risks, including, but not limited to, the Company’s dependence on suppliers and technology partners, the Company’s reliance on two contract manufacturers for its current product lines, rapid industry changes, competition, competitive pricing pressures, the recent economic slowdown, enforcement of the Company’s intellectual property rights, the Company’s ability to sustain and manage growth, the Company’s ability to attract and retain key personnel, systems and service failures of the Company’s customers, undetected problems in the Company’s products, risks associated with interest rates and foreign currency exchange rates, changes in foreign laws and regulations and other risks related to our international operations.

F-12	ANNUAL REPORT FY2005

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data.)

The Company’s primary financial market risk exposures are in the areas of interest rate risk and foreign currency exchange risk. Although the Company’s exposure to currency rate fluctuations has been moderate due to the fact that the operations of the Company’s international subsidiaries are primarily conducted in their respective local currencies, exchange rate fluctuations may be material in future periods.

Stock plans

Stratus S.à r.l.’s capitalization includes authorization for the issuance of stock options for the purchase of shares of the Parent’s ordinary stock to employees, management, directors, or consultants of its direct and indirect subsidiaries under the Stratus Technologies, Inc. (“Stratus Inc.”) Stock Incentive Plan. Stratus Technologies, Inc. is a wholly-owned subsidiary of the Company. The Company accounts for stock-based compensation granted to employees using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, compensation cost for stock options granted to employees is measured as the excess, if any, of the fair market value of the Parent’s stock at the date of grant over the exercise price. The fair value of options granted to employees is disclosed in accordance with Statement of Financial Accounting Standards SFAS No. 148 (“SFAS 148”), Accounting for Stock-Based Compensation Transition and Disclosure an Amendment of SFAS No. 123 and SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS 123”). The Company records stock-based compensation issued to non-employees using the fair value method prescribed by SFAS No. 123. As of February 27, 2005, no such awards were outstanding.

The exercise price of all options to be granted under the Plan is authorized on an annual, or as-needed, basis by the Board of Directors. Such exercise price cannot be less than the nominal value of the underlying ordinary stock of $1.50 per share. The exercise price of all options granted during the fiscal years ended February 27, 2005, February 29, 2004 and February 23, 2003 was $1.50 per share. As the fair market value of the Company’s ordinary shares during fiscal 2005, as determined by an independent valuation analysis was less than $1.50, the Board-authorized exercise price for that period represented a premium on the underlying shares. The weighted average fair value of such options was $0.

The Company did not grant any options during the fiscal years ended February 27, 2005, February 29, 2004 or February 23, 2003 with an exercise price below fair market value on the date of grant. The weighted average fair value of options granted with an exercise price equal to the fair market value of the Parent’s ordinary stock on the date of grant for the fiscal years ended February 29, 2004 and February 23, 2003 was $0.14 and $0.19 per share, respectively.

The following table illustrates the effect, net of related income tax effect, on net loss and loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123, as amended by SFAS 148, to stock-based employee compensation:

	2005	2004	2003
Net loss	$(12,198)	$(7,031)	$(7,028)
Add: Stock-based employee compensation expense recognized	215	904	5,169
Deduct: Total stock-based employee compensation expense determined under fair value based methods for all awards	(1,866)	(3,250)	(4,410)

Pro forma net loss	$(13,849)	$(9,377)	$(6,269)

Basic and diluted loss per share:
As reported	$(5.08)	$(2.93)	$(2.93)
Pro forma	$(5.77)	$(3.91)	$(2.61)

F-13	ANNUAL REPORT FY2005

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data.)

The fair value of the Company’s stock-based awards to employees in fiscal 2005, 2004 and 2003 was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	2005	2004	2003
Expected life (years)	4	4	4
Volatility	0%	0%	0%
Risk-free interest rate	3.1%	2.6%	3.2%
Dividend yield	0%	0%	0%

The effects on fiscal 2005, 2004 and 2003 pro forma net loss and loss per share of expensing the estimated fair value of stock options are not necessarily representative of the effects on reported net loss for future years because options vest over several years and the potential for issuance of additional stock option shares in future years.

Net income (loss) per share

Basic net income (loss) per share is calculated using the weighted-average number of ordinary shares outstanding during the period. Diluted net income (loss) per share is computed using the weighted-average number of ordinary shares outstanding during the period. The Company had no potentially dilutive ordinary shares during fiscal 2005, 2004 or 2003.

Warranty

The Company warrants that its products will perform in all material respects in accordance with the Company’s standard published specifications in effect at the time of delivery of the products to the customer. The Company offers product warranties ranging from 30 days to 1 year. The Company estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company’s warranty liability include the number of installed units, whether the units are covered by service contracts, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liability and adjusts the amount as necessary.

Changes in the Company’s product warranty liability during the period are as follows:

	2005	2004
Balance, beginning of the period	$556	$1,831
Current period accrual	401	800
Amounts charged to the accrual	(547)	(1,984)
Assumed acquisition liability	—	(91)

Balance, end of the period	$410	$556

Reclassifications

Certain prior year balances have been reclassified to conform to the current year presentation.

Recent pronouncements

In November 2004, the FASB issued FASB Statement No. 151, Inventory Costs, an Amendment of ARB No. 43, Chapter 4 (“Statement 151”). Statement 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material and specifies the accounting for the allocation of fixed production overhead costs. Statement No. 151 is effective for the Company beginning March 1, 2006. The Company does not expect the adoption of Statement No. 151 to have a material impact on out financial position or results of operations.

In December 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment (“Statement 123(R)”), which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. Statement 123(R) does not prescribe the use of a specific option-pricing model, but does require companies to use specific input assumptions when estimating

F-14	ANNUAL REPORT FY2005

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data.)

the fair value of employee stock options. Under Statement 123(R), the pro forma disclosure will no longer be available to companies as an alternative to financial statement recognition. Nonpublic companies, including Stratus S.à r.l., will be required to adopt the new Statement at the beginning of the first annual period beginning after December 15, 2005. As a non-public company, the Company intends to apply a prospective transaction method under Statement 123(R), continuing to account for any portion of awards that have not vested by the date that Statement 123(R) is adopted using accounting principles originally applied to these awards. Accordingly, under the prospective method Statement 123(R) would be applied only to new awards and to awards modified, repurchased or cancelled after the effective date. The Company, which currently accounts for its stock-based compensation under APB 25 and discloses the pro forma effect of the fair value recognition provisions of Statement No. 123, anticipates that the adoption of Statement 123(R) will have an impact on its results of operations.

In December 2004, the FASB issued FASB Staff Position, or FSP, No. 109-1, Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004 (“AJCA”). FSP No. 109-1 states that the impact of the tax deduction on qualified production activities provided by the AJCA should be accounted for as a special deduction rather than a statutory rate reduction. The Company does not expect the adoption of this provision to have a material impact on its financial position or results of operations.

In December 2004, the FASB issued FSP No. 109-2, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004 (“FAS 109-2”). The AJCA introduces a limited time 85% dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer (repatriation provision), provided certain criteria are met. FAS 109-2 provides accounting and disclosure guidance for the repatriation provision. The Company has no current plans to utilize the repatriation provision available under this act at this time.

In December 2004, the FASB issued SFAS No. 153, Exchange of Nonmonetary Assets, an Amendment of APB Opinion No. 29, “Accounting for Nonmonetary Transactions.” SFAS No. 153 is based on the principle that exchange of nonmonetary assets should be measured based on the fair market value of the assets exchanged. SFAS No. 153 eliminates the exception of nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary asset exchanges in fiscal periods beginning after March 1, 2006. The Company is currently evaluating the provisions of SFAS No. 153 and does not believe that the adoption of SFAS No. 153 will have a material impact on its financial condition, results of operations and liquidity.

NOTE 4—RECAPITALIZATION

As described in Note 1 to the consolidated financial statement, on November 18, 2003, Stratus Technologies Inc., a Delaware company, issued $170,000 principal amount of 10.375% Old Senior Notes in a private placement, with a maturity of December 1, 2008, for the primary purpose of retiring bank debt and entered into a $30,000 collateralized revolving credit facility (the “New Credit Facility”, see note 11). In connection with these financing activities, Stratus Technologies Bermuda Ltd., a wholly-owned subsidiary of the Company, purchased 4,937,835 Series A preferred shares in Stratus SA at $11.89 per share ($5.48 per ordinary share on an as-converted basis) for an aggregate price of $58,700 from Investcorp Stratus Limited Partnership, MidOcean Capital Partners Europe, L.P. and Intel Atlantic, Inc. (the “Series A Holders”).

In addition, holders of Stratus SA ordinary shares and our current employees who hold options for ordinary shares in Stratus SA were able to sell a pro-rata portion of their shares, equivalent to the Series A share participation rate, to the Company (the “Stock Purchase”) and to cancel a portion of their options in exchange for $5.48 per share in cash (the “Option Cancellation”) (see note 13). Employee participation in this transaction, both with respect to the sale of stock and the cancellation of options in exchange for cash, was voluntary and subject to certain eligibility requirements and limits. Both the offer to sell shares and to cancel a portion of options in exchange for cash were extended by the Company to share and option holders on November 19, 2003. The offer period expired on December 17, 2003 and the cash settlement occurred in December 2003. The fair market value of Stratus SA’s ordinary stock, as determined by management, was $1.16 at the time of the transaction. As the $5.48 per share purchase price of Stratus SA’s ordinary shares was in excess of their fair market value, through the purchase of 430,634 ordinary shares, the Company recognized $1,860 in transaction-related costs in connection with the Stock Purchase (the “Excess of Fair Market Value Charge”) in the third quarter of fiscal 2004. The $3,658 paid in December 2003 in connection with the cancellation of 921,115 options for cash pursuant to this transaction was recognized as compensation expense in the third quarter of fiscal 2004.

F-15	ANNUAL REPORT FY2005

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data.)

The transactions related to the sale of the Old Senior Notes were approved by the Company’s Board of Directors on November 5, 2003 and the sale of the Old Senior Notes was consummated on November 18, 2003. Under the terms of sale, each of the Series A Holders agreed to forgo their right to require the Company to redeem preferred shares so long as any New Senior Notes are outstanding. At the conclusion of the Stock Purchase and Option Cancellation, the pre-refinancing stockholders owned 100% of the outstanding voting equity of Stratus SA.

As of February 27, 2005 the Company has capitalized $10,608 in deferred financing fees related to the issuance of the New Senior Notes. Of this amount $9,528 will be recorded as interest expense over the 5-year term of the New Senior Notes and $1,080 will be recorded as interest expense over the 4-year term of the New Credit Facility. Pursuant to Emerging Issues Task Force Issue No. 98-14 Debtor’s Accounting for Changes in Line-of-Credit or Revolving-Debt Arrangements, the New Credit Facility is considered a refinancing of the Former Revolving Credit Facility, therefore, the remaining deferred financing fees of $507 related to the Former Revolving Credit Facility will be amortized over the life of the New Credit Facility.

NOTE 5—ACQUISITION

Acquisition

On February 11, 2003, Stratus Inc. acquired all of the outstanding shares of Cemprus, LLC and its subsidiaries (“Cemprus”) from Platinum Equity, LLC (“Platinum”). The results of Cemprus’ operations have been included in the consolidated financial statements since that date. As a result of the acquisition the Company is expected to attract more business in the telecommunications segment. Cemprus is a provider of high-end computers, specialized telecommunication middleware and related services for mission-critical applications in the telecommunications industry.

The aggregate purchase price was $15,126, plus acquisition costs related to the purchase transaction of $6,580. Acquisition related costs include severance costs associated with the termination of certain employees with redundant job functions, facilities lease termination expenses and legal and bank fees.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Current assets	$13,369
Property and equipment	3,329
Intangible assets	15,862
Goodwill	4,671
Other long term assets	772

Total assets acquired	38,003

Current liabilities	(11,045)
Long-term debt	(9,450)
Other long-term liabilities	(2,382)

Total liabilities assumed	(22,877)

Net assets acquired	$15,126

As part of the acquisition the Company’s management approved a plan to reduce the acquired workforce and close certain Cemprus offices worldwide. Included in the acquisition cost noted above, the Company recognized $5,554 in liabilities in connection with the plan, comprised of $1,981 in severance and fringe benefit costs and $3,573 in costs to exit facilities. The reduction in force affected 79 employees worldwide across all Cemprus business functions.

During fiscal 2005 and 2004 the Company adjusted certain acquisition related liabilities, primarily related to facilities lease obligations, which resulted in a reduction of acquired goodwill of $150 and $3,043, respectively. The adjustments to the facilities lease obligations were a result of negotiated early terminations of several acquired leases in the United States.

The intangible assets include customer-related intangible assets of $14,162 (7-year useful life), core technology of $1,500 (3-year useful life), and trademarks of $200 (3-year useful life). As of February 27, 2005 the goodwill balance of $1,478 is assigned to the product and service segments in the amounts of $142 and $1,336, respectively. The goodwill is not deductible for tax purposes.

F-16	ANNUAL REPORT FY2005

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data.)

The following unaudited pro forma information presents a summary of the fiscal 2003 results of operations of the Company assuming the acquisition of Cemprus occurred on February 25, 2002:

2003
Revenue	$283,650
Net loss	(6,029)
Net loss per share, basic and diluted	$(2.51)

NOTE 6 — RESTRUCTURING, ASSET IMPAIRMENT AND OTHER CHARGES

The following table sets forth the restructuring, asset impairment and other charges for the years ended February 27, 2005, February 29, 2004 and February 23, 2003, respectively.

	Severance and fringe benefits	Excess facility charges and other exit cost	Asset impairment	Total
Restructuring liability at February 24, 2002	$7,775	$750	$—	$8,525
Restructuring charge	3,847	567	1,778	6,192
Non-cash charges	(21)	—	(1,778)	(1,799)
Revisions to prior year plans	(313)	—	—	(313)
Cash payments	(9,073)	(820)	—	(9,893)

Restructuring liability at February 23, 2003	2,215	497	—	2,712
Restructuring charge	686	52	—	738
Revisions to prior year plans	(85)	(30)	—	(115)
Cash payments	(2,816)	(429)	—	(3,245)

Restructuring liability at February 29, 2004	—	90	—	90
Restructuring charge	11,483	216	—	11,699
Revisions to prior year plans	—	(10)	—	(10)
Cash payments	(1,412)	(86)	—	(1,498)

Restructuring liability at February 27, 2005	$10,071	$210	$—	$10,281

The restructuring liability reflects many estimates, including those related to termination benefits and settlements of contractual obligations. The Company reviews the reserve requirements to complete each restructuring periodically throughout the year. The Company revised its estimates for certain restructuring plans during fiscal 2005, 2004 and 2003. This resulted in a net credit of $10, $115 and $313 to the income statement in fiscal 2005, 2004 and 2003, respectively, and was recorded as a reduction of restructuring and asset impairment charges.

Restructuring fiscal 2005

On January 19, 2005, the Company announced a world-wide restructuring program to better align its operating expenses with business growth and to make financial resources available for strategic investments supporting the Company’s drive to become the solutions-oriented availability experts for the entire information technology infrastructure. The restructuring program included a reduction in force of 158 employees and resulted in a total charge of $11,699. The Company recorded a charge of $11,483 related to severance and fringe benefits and a charge of $216 related to lease termination and legal expenses. At the end of fiscal 2005 the liability related to the 2005 restructuring program was $10,281. The Company expects the liability to be paid off during fiscal 2006.

Restructuring fiscal 2004

As a result of continued unfavorable global economic conditions and reductions in information technology spending, on July 17, 2003, the Company implemented a restructuring program in Europe to reduce expenses in order to align its operations and cost

F-17	ANNUAL REPORT FY2005

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data.)

structure with market conditions. The restructuring program included a reduction in the number of sales employees and streamlining of facilities. The Company recorded net restructuring charges of $738 to operating expenses.

This restructuring program included a reduction in workforce of 11 sales employees in Europe. The Company recorded a net charge of $686 relating to severance and fringe benefits and no remaining liability exists as of February 29, 2004. The Company recorded a net charge of $52 related to the closing of sales offices. There is no remaining liability related to this restructuring at February 27, 2005.

Restructuring fiscal 2003

As a result of unfavorable global economic conditions and reductions in information technology spending around the world, on November 4, 2002, the Company implemented a restructuring program to reduce expenses to align its operations and cost structure with market conditions. The restructuring program included a reduction in the number of employees across all functions and locations, restructuring of certain business functions and closure of excess facilities. The Company recorded restructuring charges and asset impairments of $6,192 ($1,174 to cost of revenue and $5,018 to operating expenses). There is no remaining liability related to this restructuring at February 27, 2005.

This restructuring program included a reduction in workforce of 72 employees worldwide across all business functions and a related charge of $3,847 for severance and fringe benefits. The severance costs included non-cash stock-based compensation expense related to modifications of equity awards totaling $21.

The Company recorded a charge of $567 related to the closing of sales offices and a charge of $728, primarily consisting of computer and professional services equipment and furniture and fixtures that are no longer in use, of which $124 was recorded as cost of revenue. In addition, due to the restructuring of the professional services organization, the Company recorded an impairment of a capitalized software product amounting to a charge of $1,050 recorded as cost of revenue.

NOTE 7 — PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:

	2005	2004
Land and improvements	$928	$928
Building	9,076	8,939
Machinery, computer equipment and software	83,738	80,003
Leasehold improvements	14,505	14,258
Service and spare parts	12,026	11,498
Construction in progress	907	2,102

Total property, plant and equipment	121,180	117,728
Accumulated depreciation and amortization	(85,930)	(75,578)

Property, plant and equipment, net	$35,250	$42,150

Depreciation and amortization expense relating to property, plant and equipment was $16,369, $17,173 and $18,368 for fiscal 2005, 2004 and 2003, respectively.

F-18	ANNUAL REPORT FY2005

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data.)

NOTE 8—INTANGIBLE ASSETS

Intangible assets consist of the following:

	2005	2004
Core technology	$19,134	$19,134
Customer related intangibles	28,863	28,863
Patents	1,613	1,222
Trademark and trade names	4,288	4,254

Total intangible assets	53,898	53,473
Accumulated amortization	(31,000)	(24,308)

Intangible assets, net	$22,898	$29,165

Amortization expense related to intangible assets was $6,696, $6,801 and $4,114 in fiscal 2005, 2004 and 2003, respectively. $2,749 in net book value is no longer subject to annual amortization.

Based on the carrying value of identified intangible assets recorded at February 27, 2005, the annual amortization expense is expected to be as follows:

	2006	2007	2008	2009	2010	Subsequent years	Total
Acquisition related intangibles	$6,632	$6,065	$2,023	$2,023	$1,927	$—	$18,670
Other intangibles	102	102	102	102	102	969	1,479

	$6,734	$6,167	$2,125	$2,125	$2,029	$969	$20,149

NOTE 9—ACCRUED EXPENSES

Accrued expenses consist of the following:

	2005	2004
Compensation	$10,963	$10,515
Interest	5,013	5,770
Restructuring	10,281	90
Other	14,041	14,407

Total	$40,298	$30,782

NOTE 10—INCOME TAXES

A relatively small portion of loss before income taxes for each fiscal year in the three-year-period ended February 27, 2005 relates to the Company’s activities in Luxembourg, where it is incorporated. A significant portion of the Company’s operations is in the United States. As a result, the Company has provided its rate reconciliation and other income tax disclosures based on the U.S. statutory tax rate as this presentation is considered most meaningful.

The components of loss before income taxes consists of the following:

Fiscal year ended	2005	2004	2003
United States	$(714)	$(2,059)	$(5,127)
Non-U.S.	(10,864)	(1,352)	782

Loss before income taxes	$(11,578)	$(3,411)	$(4,345)

F-19	ANNUAL REPORT FY2005

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data.)

The provision for income taxes consists of the following:

Fiscal year ended	2005	2004	2003
CURRENT
United States—Federal	$(1,605)	$91	$79
United States—State	81	95	79
Non-U.S.	2,770	2,239	2,509

Total Current	1,246	2,425	2,667

DEFERRED
United States—Federal	—	—	725
United States—State	—	—	67
Non-U.S.	(626)	1,195	(776)

Total Deferred	(626)	1,195	16

Provision for income taxes	$620	$3,620	$2,683

The following table reconciles the United States Federal income tax rate to the rate used in the calculation of the provision for income taxes as reported in the financial statements:

Fiscal year ended	2005	2004	2003
Income tax at U.S. Federal Statutory rate	(35.0)%	(35.0)%	(35.0)%
State income taxes, net of Federal benefit	0.7	0.9	1.2
Rate differential on non-U.S. operations	22.2	31.5	6.6
Change in valuation allowance	26.8	101.9	60.2
Change in tax related reserves	(12.1)	—	—
Non-qualified stock option deduction	—	—	25.9
Non-deductible expenses	2.8	6.8	2.9

Effective tax rate	5.4%	106.1%	61.8%

Deferred tax assets and (liabilities) are comprised of the following:

Fiscal year ended	2005	2004
Deferred Tax Assets:
Depreciation and amortization	$1,716	$465
Inventory/other reserves/accrued expenses	4,357	5,445
Inter-company profit elimination	2,762	1,539
Net operating loss carryforwards	17,831	16,208
Alternative Minimum Tax Credit Carry Forwards	136	—
Non-qualified stock option compensation charge	143	114
Deferred revenue	2,691	46

Total gross deferred tax assets	29,636	23,817

Deferred tax asset valuation allowance	(26,604)	(21,059)

Total net deferred tax assets	3,032	2,758
Deferred Tax Liabilities:
Accounts receivable/other reserve	(74)	(74)
Intangibles	15	(331)

Total deferred tax liabilities	(59)	(405)

Total net deferred tax assets	$2,973	$2,353

The Company has Luxembourg and Ireland net operating loss carryforwards totaling $8,475 and $28,582, respectively, which have an unlimited carryforward period. Net operating loss carryforwards in Switzerland totaling $40,139, will expire beginning in 2009 through 2011, and U.S. net operating loss carryforwards of $17,712, will expire beginning in 2022 through 2024. The Company does not currently expect to realize utilization of the net operating losses in Luxembourg and Switzerland.

F-20	ANNUAL REPORT FY2005

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data.)

Taxes are not provided on unremitted earnings of certain foreign subsidiaries as the Company expects to continue to reinvest all such earnings for future expansion. Unremitted earnings at February 27, 2005 and February 29, 2004 approximated $8,669 and $7,090 respectively.

The calculation of the Company’s tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions across our global operations. Significant judgment is required in evaluating our tax positions and determining our income tax expense. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes potential liabilities and records tax liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on the Company’s estimate of whether, and the extent to which, additional taxes will be due. These reserves are established when, despite our belief that our tax return positions are fully supportable, we believe that certain positions are likely to be challenged and may not be sustained on review by tax authorities. These reserves are adjusted in light of changing facts and circumstances. Our income tax expense includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest. In fiscal 2005, the Company reduced its tax related reserve by $1,404 as a result of expiration of the statute of limitations to audit specific tax years for which the reserves had been established. The Company is currently undergoing a routine tax examination of the income tax return’s of a subsidiary in a foreign jurisdiction. The outcome of this examination cannot be determined at this time since fieldwork is still underway. The Company anticipates that the examination may be completed during fiscal 2006. Unfavorable settlement of any particular issue would require the use of cash. Favorable resolution would result in a reduction of the Company’s effective tax rate in the quarter of resolution. Any additional impact of the Company’s liability for income taxes cannot presently be determined; however the Company believes its accrued income tax liabilities are adequate.

The Company, in accordance with SFAS 109, Accounting for Income Taxes, periodically reviews potential changes in the expected realization of net deferred tax assets. In fiscal 2004, it was determined that net deferred tax assets totaling $1,543 in Stratus Ireland and certain non-U.S. entities, required a valuation allowance to be established as a result of management’s conclusion that is more likely than not, the net deferred tax assets will not be realizable based on current projections of taxable income.

The Company has recorded a valuation allowance against all its foreign, federal and state net deferred tax assets at February 27, 2005 and February 29, 2004, except for the net deferred tax assets in Stratus United Kingdom, Stratus Mexico and Stratus Japan. Management believes that, after considering all of the available objective evidence, it is more likely than not that these net deferred tax assets will not be realized.

NOTE 11—DEBT

Debt consists of the following:

Fiscal year ended	2005	2004
New Senior Notes	$170,000	$170,000
Note payable to Lucent Technologies	9,450	9,450
Euro loan facility on R&D facility in Ireland	1,493	3,348

Total debt, excluding capital lease obligations	180,943	182,798
Unamortized debt discount (see note 3)	(6,708)	—

Total	$174,235	$182,798

On November 18, 2003, Stratus Technologies Inc., (“the Issuer”) issued in a private placement $170,000 principal amount of 10.375% Old Senior Notes with a maturity of December 1, 2008. The Old Senior Notes are unsecured, subordinated obligations of the Issuer that are fully and unconditionally guaranteed by Stratus S.à r.l (the “Parent Guarantor”) and certain of its subsidiaries (the “Guarantors”). The Old Senior Notes accrue interest at the rate of 10.375% per year. Interest is payable, in cash, semi-annually in arrears beginning on June 1, 2004. On September 3, 2004, the Issuer consummated an exchange offer, in which the Old Senior Notes were exchanged for new 10.375% New Senior Notes. The terms of the New Senior Notes are substantially identical to the terms of the Old Senior Notes, except that transfer restrictions, registration rights and additional interest provisions relating to the Old Senior Notes do not apply.

Except as described in the following paragraphs, the New Senior Notes are not redeemable at the Company’s option prior to December 1, 2006. Thereafter, the Company may redeem for cash, all or part of the New Senior Notes, at the applicable redemption prices for the twelve-month period beginning on December 1 (plus accrued and unpaid interest to the applicable redemption date) as set forth in the following table:

Year	Percentage of Principal
2006	105.188
2007	102.594

Prior to December 1, 2006, the Issuer may redeem up to 35% of the sum of the original aggregate principal amount of New Senior Notes issued in this offering and the original aggregate principal amount of any additional notes issued under the indenture governing the New Senior Notes, if any, at a redemption price of 110.375% of the principal amount thereof, plus accrued and

F-21	ANNUAL REPORT FY2005

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data.)

unpaid interest to the redemption, with either the net cash proceeds of a public equity offering of the Parent Guarantor or a contribution to the Issuer’s common equity capital made with the net cash proceeds of a concurrent public equity offering of Stratus SA.

At any time on or prior to December 1, 2006, the Company may redeem the New Senior Notes as a whole but not in part upon a change of control, at a redemption price equal to 100% of the principal amount thereof plus the greater of 1.0% of the principal amount of such note or the excess of the present value of the redemption price on December 1, 2006 plus all required interest payments due through December 1, 2006 (excluding accrued but unpaid interest), computed using a discount rate equal to the Treasury Rate plus 50 basis points, over the principal amount of such note, if greater.

If a change in control occurs, the holders of the New Senior Notes have the opportunity to sell their notes to the Company at a purchase price of 101% of their face amount, plus accrued interest, if any, to the date of purchase.

Upon the effective date of the registration of the New Senior Notes on September 3, 2004 pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities, certain redemption and change of control features are considered embedded derivatives the fair value of which is recorded as a non-current liability. The redemption and change of control features that are considered embedded derivatives are:

•	the Issuer’s right to redeem (“Call”) the New Senior Notes; at a specified price prior to December 1, 2006 in the event of an Initial Public Offering;

•	the Issuer’s right to redeem (“Call”) the New Senior Notes at a specified price prior to December 1, 2006 in the event of a change in control; and

•	the right of the holder of the New Senior Notes to sell back (“Put”) the New Senior Notes to the Company at a specified price at until December 1, 2008 in the event of a change in control.

At the time of the effective date of registration of the New Senior Notes, the fair value of these features was $7,578, which was recorded as a debt discount and is being amortized to interest expense over the remaining life of the New Senior Notes. A liability of $7,578 was also established at the time of registration of the New Senior Notes associated with these features. Changes in the fair value of these features are recorded through other income (expense). During fiscal 2005 debt discount of $870 was amortized to interest expense and the net change in fair value of the embedded derivative was $3,958 and recorded though other income.

On November 18, 2003, the Company entered into a $30,000 collateralized revolving credit facility with a syndicate of 3 banks led by JPMorgan Chase Bank maturing on November 19, 2007 (the “New Credit Facility”). Pursuant to Emerging Issues Task Force Issue No. 98-14 “Debtor’s Accounting for Changes in Line-of-Credit or Revolving-Debt Arrangements”, the New Credit Facility is considered a refinancing of the Former Revolving Credit Facility, therefore, the remaining deferred financing fees of $507 related to the Former Revolving Credit Facility will be amortized over the life of the New Credit Facility. The Company is required to pay a facility fee of 0.50% per annum on the available revolving credit commitment. The covenants contained in the New Credit Facility and the indenture governing the New Senior Notes will restrict, among other things, the Company’s ability to pay dividends, make investments or acquisitions, enter into transactions with affiliates, dispose of assets or enter into business combinations, incur or guarantee additional indebtedness, repurchase or redeem equity interests or indebtedness, create or permit to exist certain liens and pledge assets or engage in sale-leaseback transactions. These restrictions could limit the Company’s ability to obtain future financing and make acquisitions or needed capital expenditures. The New Credit Facility is subject to a borrowing base limitation (which consists of net accounts receivable and net inventory) and contains financial maintenance covenants that require the Company to meet a minimum EBITDA requirement, specified financial ratios and other tests. The Company’s breach of any such financial maintenance covenants and certain other covenants contained in the agreement could result in a default, which could cause the acceleration of payment of any outstanding borrowings, under the new credit facility, and which could result in the acceleration of payment of the New Senior Notes. As of February 27, 2005 and during all of fiscal 2005, we were in compliance with all covenants and provisions governing our indebtedness. There were no outstanding borrowings under the New Credit Facility as of February 27, 2005, but there were $1,100 of outstanding letters of credit applied against the facility.

On February 15, 2002, the first amendment to the Former Credit Facility was completed resulting in the interest rate calculation of LIBOR with a floor of 3.00%, plus 4.50%. Pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities, the LIBOR floor is considered an embedded derivative and is included in non-current liabilities. At the time of the modification, the fair value of the LIBOR floor was $957, which was recorded as a debt discount and amortized to interest expense over the remaining term of the credit agreement. A liability of $957 was also established at the time of modification associated with the LIBOR floor. Changes in the fair value of the LIBOR floor liability are recorded through earnings. During the period from February 24, 2003 through November 17, 2003, the Company recorded $246 of interest expense associated with amortization of the LIBOR floor as well as $536 of other income associated with

F-22	ANNUAL REPORT FY2005

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data.)

changes in the fair value of the LIBOR floor liability. The Former Credit Facility was extinguished on November 18, 2003 in connection with the recapitalization of the Company. As a result, the Company recorded interest expense of $383 and $1,883 in other income associated with extinguishment of the LIBOR floor. In fiscal year ended February 23, 2003, the Company recorded $328 of interest expense associated with amortization of the LIBOR floor as well as $1,462 of other expense associated with changes in the fair value of the LIBOR floor liability.

Stratus Technologies Japan, Inc. a wholly-owned subsidiary of Stratus Technologies, Inc., has an overdraft facility of ¥350,000 (approximately $3,315 at February 27, 2005). The interest rate on the facility was 2.855% at February 27, 2005 and 2.375% at February 29, 2004. There were no outstanding borrowings under this facility at February 27, 2005 and February 29, 2004.

On February 11, 2003, as part of the acquisition of Cemprus, the Company assumed a $9,450 note payable to Lucent Technologies. The note accrued interest at 10.00% per annum, payable annually, and was due and paid in full on April 30, 2005.

On July 13, 2000, Stratus Technologies Ireland Limited, a wholly-owned subsidiary of the Company, entered into a €7,618 (approximately $9,954 at February 27, 2005) loan facility to supplement the funds required for the construction of a research and development facility in Ireland. Borrowings under the facility incur interest based on a rate of 2.219% per annum over the bank-borrowing rate. Borrowings under this facility were €1,143 (approximately $1,493) at February 27, 2005 with a weighted-average interest rate of 4.324% and €2,666 (approximately $3,348) at February 29, 2004 with a weighted-average interest rate of 4.363%.

Annual long-term debt maturities and potential required prepayments, are as follows:

Fiscal	Payment
2006	10,943
2007	—
2008	—
2009	170,000
2010	—

Total	$180,943

NOTE 12—COMMITMENTS AND CONTINGENCIES

The Company has commitments under non-cancelable operating leases for office and manufacturing space and certain machinery and equipment. The leases range from one to ten years and generally contain renewal options for periods ranging from one to ten years. Some of the leases contain future rent escalation clauses. Total rental expense on operating leases was $7,335, $7,930 and $8,085 in fiscal 2005, 2004 and 2003, respectively.

The following is a schedule of required future minimum lease payments:

Fiscal year ending	Operating Leases
2006	$8,046
2007	7,386
2008	6,393
2009	5,697
2010	2,284
Subsequent years	1,182

Total future minimum lease payments	$30,988

Legal matters

The Company is subject to legal proceedings and claims that arise in the ordinary course of its business. Management does not believe that the outcome of these actions will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

F-23	ANNUAL REPORT FY2005

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data.)

Purchase commitments

As of February 27, 2005 and February 29, 2004, the Company had outstanding purchase commitments to its two contract manufacturers amounting to approximately $10,185 and $9,267, respectively.

Guarantor arrangements

The Company’s standard sales contracts and agreements contain infringement indemnification provisions. Pursuant to these provisions, the Company indemnifies, holds harmless and agrees to reimburse the indemnified party for losses suffered or incurred by the indemnified party (generally business partners or customers) in connection with certain patent, copyright or other intellectual property infringement claims in the countries in which the Company operates by any third party with respect to the Company’s products. The term of these indemnification provisions is generally perpetual effective at the time of the sale of the product. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. The Company has never incurred costs to defend lawsuits or settle claims related to these indemnification agreements and management is not aware of any pending, threatened or unasserted claims regarding these agreements. As a result, the Company believes the estimated fair value of these agreements is minimal. Accordingly, no liabilities have been recorded for these agreements as of February 27, 2005 and February 29, 2004, respectively.

As permitted under Luxembourg and Delaware law, the Company is permitted and has agreed to indemnify its officers and directors for certain events or occurrences while the officer or director is, or was serving, at the Company’s request in such capacity. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company has a Director and Officer insurance policy that limits its exposure and enables it to recover a portion of any future amounts paid. The aggregate limit on this insurance policy is $20,000. As a result of this insurance policy coverage, the Company believes the estimated fair value of these indemnification arrangements is minimal. Accordingly, the Company has no liabilities recorded for these agreements as of February 27, 2005 and February 29, 2004, respectively.

Certain of the Parent’s subsidiaries entered into an indemnity agreement with Platinum as part of the purchase of Cemprus. Under the indemnity agreement, the subsidiaries agree to indemnify Platinum against certain claims arising after our purchase of Cemprus. The indemnification obligations are limited to claims respecting certain obligations of Platinum under its Cemprus acquisition agreement with Lucent, certain related Platinum guarantees associated with that transaction and a certain letter agreement with Hewlett-Packard for certain product and license agreements between Cemprus and Hewlett-Packard. The Company has never incurred costs to defend lawsuits or settle claims related to these agreements. As a result, the Company believes the estimated fair value of these agreements is minimal. Accordingly, no liabilities have been recorded for these agreements as of the end of fiscal 2005 and 2004.

NOTE 13—STOCKHOLDER’S EQUITY

The Company’s authorized capital consists of 2,400,501 ordinary shares, $30 par value. Each share is owned directly by its Parent, Stratus Technologies Group, S.A.

The following paragraphs detail certain of the Parent’s capital share transactions of which the Company or its employees are a party.

On October 8, 2002, the Company entered into an agreement with Stratus SA, authorizing the transfer of 250,000 ordinary shares of the Parent with a fair value of $500 to an investor who is also a customer. The Company recorded the fair value of these shares as a reduction of revenue in fiscal 2003. As of February 27, 2005, no additional agreements of this nature have been entered into.

On November 18, 2003, the Company, through its direct subsidiary Stratus Bermuda Limited, purchased an aggregate 4,937,835 Series A preferred shares from Investcorp Stratus Limited Partnership, MidOcean Capital Partners Europe L.P. and Intel Atlantic, Inc. for $58,700 in connection with the 2004 Recapitalization (see note 4).

Also in connection with the 2004 Recapitalization, holders of Stratus SA’s ordinary shares, including members of Stratus Inc.’s senior management, other current employees and other shareholders, were offered the right to sell up to 15.4% of their shares to Stratus Technologies Bermuda Ltd. at a price per share of $5.48 (the “Stock Sale”). Such right terminated on December 17, 2003, at which time Stratus Technologies Bermuda Ltd. purchased 430,634 ordinary shares of Stratus SA. Since the per share purchase price of $5.48 exceeded the fair market value of $1.16, as determined by management, the Company recognized $1,860 in transaction-related costs. Any shares that had not been held by the shareholders for at least six (6) months were excluded from this offer.

F-24	ANNUAL REPORT FY2005

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data.)

Stock plans

The Parent established a Stock Incentive Plan (the “Plan”) on March 29, 1999, to facilitate the issuance of 16,000,000 shares of its Ordinary Stock to employees, members of management, officers, directors and consultants of the Parent and its subsidiaries. The Plan was amended on July 24, 2000, increasing to 19,250,000 the total shares approved for issuance under the Plan. The Plan allows for the grant of incentive stock options, non-qualified stock options, stock appreciation rights and shares of restricted stock. Options granted under the Plan have a time-based vesting schedule, generally 4 years, some with a provision for the acceleration of vesting upon the occurrence of certain events. During fiscal 2001, Stratus Technologies, Inc. granted 1,771,750 fully vested, non-qualified stock options to certain key executives. These options had sale restrictions that lapsed over a 3-year period, ending August 25, 2004. Substantially all options granted under the Plan have terms of 10 years. The Plan was amended on February 27, 2003, increasing to 32,530,970 the total shares approved for issuance under the Plan.

On April 11, 2002, the Parent extended an offer to employees of its subsidiary companies to cancel outstanding options with an exercise price of $4.50 or more per share for new options on a one for one basis (the “Option Exchange”). The offer to cancel these options expired on May 22, 2002. As a result of the Option Exchange, new options totaling 3,167,020 shares were issued on November 25, 2002, six months plus one business day after the expiration of this offer. The new options were vested to the extent the tendered option was vested on the cancellation date and the exercise price of the new options equaled the fair market value of one share of the Parent’s ordinary stock on the date of grant. The remaining unearned compensation expense related to the cancelled options was $4,159 and was expensed at the time of cancellation.

In connection with the 2004 Recapitalization, the Company’s employees were offered the right, prior to December 17, 2003, to cancel a pro rata portion of their vested stock options to purchase ordinary shares of Stratus SA (the “Option Cancellation”), in exchange for an amount per option equal to the difference between $5.48 and the exercise price of the option. Under the terms of the Option Cancellation, a total of $3,658 was paid to the participants for the cancellation of an aggregate 921,115 stock option shares (see note 4). Such payment, made in December 2003, was recognized as compensation expense in the third quarter of fiscal 2004. The option shares cancelled under the Option Cancellation were added back to the pool of available shares reserved under the stock option plan.

As of February 27, 2005, all of the outstanding options issued under the Plan were non-qualified stock options. The Company recognizes the associated compensation expense, if any, over the related vesting period, subject to the acceleration provisions of the Plan. The Company recorded consolidated stock-based compensation expense associated with these options totaling $215, $904 and $5,169 for fiscal 2005, 2004 and 2003, respectively. The Company did not grant any options at exercise prices below fair market value on the date of grant during fiscal 2005 or 2004. As of February 27, 2005, there was $20 remaining in unamortized compensation expense associated with options previously granted at exercise prices less than fair market value at the date of grant. As the fair market value of the Company’s ordinary shares for the fiscal year ended February 27, 2005, as determined by an independent valuation analysis was less than $1.50, the Board-authorized exercise price for that period represented a premium on the underlying shares. Accordingly, the weighted average fair value of such options was $0.

At February 27, 2005, there were 32,060,743 authorized but unissued shares of ordinary stock reserved for issuance under the Stratus Technologies, Inc. Stock Incentive Plan.

F-25	ANNUAL REPORT FY2005

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data.)

Stock option activity was as follows:

	Shares under options	Weighted- average exercise price
Outstanding at February 24, 2002	13,130,329	$2.56
Fiscal 2003
Granted	6,754,734	$1.59
Canceled	(4,573,672)	$4.29
Exercised	(77,580)	$1.50

Outstanding at February 23, 2003	15,233,811	$1.62
Fiscal 2004
Granted	14,069,925	$1.50
Canceled	(2,503,579)	$1.63
Exercised	(29,136)	$1.50

Outstanding at February 29, 2004	26,771,021	$1.56
Fiscal 2005
Granted	2,416,776	$1.50
Canceled	(2,208,958)	$1.55
Exercised	(66,576)	$1.50

Outstanding at February 27, 2005	26,912,263	$1.55

Exercisable at February 23, 2003	8,789,883	$1.59
Exercisable at February 29, 2004	10,784,009	$1.59
Exercisable at February 27, 2005	15,068,813	$1.58

The following table summarizes information about stock options outstanding and exercisable as of February 27, 2005:

Exercise price	Outstanding Number	Weighted-average remaining contractual life	Exercisable Number
$1.50	25,857,218	7.09	14,271,717
$2.00	740,733	7.50	487,659
$4.50	269,367	4.81	269,367
$6.50	44,945	5.08	40,070

$1.50-$6.50	26,912,263	7.07	15,068,813

There were 5,148,480 shares available for grant under the Plan at February 27, 2005.

NOTE 14—ACCUMULATED OTHER COMPREHENSIVE LOSS

The components of accumulated other comprehensive loss, net of tax, were as follows:

Fiscal year ended	2005	2004	2003
Foreign currency translation	$(398)	$(927)	$(1,589)
Net loss on derivative instruments	—	—	(359)
Unrealized gain on available for sale securities	68	29	20

Total accumulated other comprehensive loss	$(330)	$(898)	$(1,928)

F-26	ANNUAL REPORT FY2005

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data.)

NOTE 15—EMPLOYEE BENEFIT PLANS

The Company has a benefit plan available to all United States employees, which qualifies as a defined contribution plan under Section 401(k) of the Internal Revenue Code. Employees may contribute to the plan from 2% to 25% of their salary on a pre-tax basis, subject to certain statutory limitations. The Company matches 100% of the first 3% of the employee’s pre-tax contributions. Contributions are invested at the direction of the employee in one or more investment funds. The Company recorded expense of $1,570, $1,568 and $1,495 during the fiscal 2005, 2004 and 2003, respectively, relating to this plan. Employees in several countries outside of the U.S. are covered by defined contribution plans in accordance with applicable government regulations and local practices. Expenses attributable to these plans were not material in fiscal 2005, 2004 or 2003.

NOTE 16—SEGMENT, GEOGRAPHIC AND CUSTOMER INFORMATION

The Company’s reportable segments are product and service lines of business. The segments are evaluated based on consolidated gross profit. Product and service revenue is also reviewed by geography. The Company does not maintain segment assets. There are no inter-segment revenues. As of February 27, 2005, the Company had operations in 17 countries, including the United States, and its products and services were sold throughout the world. See note 1 for a description of the Company’s business, products and services.

The following table shows gross profit by segment for the fiscal years ended February 27, 2005, February 29, 2004 and February 23, 2003:

	Fiscal years ended
	February 27, 2005	February 29, 2004	February 23, 2003
Product gross profit	$47,469	$41,701	$48,469
Service gross profit	89,640	87,769	71,136
Amortization of intangibles	(2,008)	(2,007)	(2,682)

Total gross profit	$135,101	$127,463	$116,923

Revenue from external customers is presented by attributing revenue on the basis of where the end-user is located. Revenue is reported net of intercompany eliminations.

	United States	Japan	EMEA	Asia	Other	Eliminations	Total
Revenues from external customers
Product
2003	$44,100	$21,427	$21,940	$12,930	$9,014	$—	$109,411
2004	$25,501	$25,804	$32,226	$10,679	$7,187	$—	$101,397
2005	$39,192	$27,295	$23,629	$14,910	$5,261	$—	$110,287

Service
2003	$71,543	$19,466	$32,919	$7,603	$3,474	$—	$135,005
2004	$72,101	$23,315	$47,988	$7,995	$4,120	$—	$155,519
2005	$71,643	$25,834	$50,736	$8,984	$4,051	$—	$161,248

Long-lived assets
2004	$33,274	$2,531	$13,487	$1,552	$322	$(6,793)	$44,373
2005	$27,967	$1,895	$12,066	$1,146	$208	$(4,149)	$39,133

F-27	ANNUAL REPORT FY2005

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data.)

“EMEA” is comprised of Europe, the Middle East and Africa. The “Other” category includes Bermuda, Canada, Mexico, Central and South America.

Revenue from external customers attributed to the Company’s country of domicile, which is Luxembourg, amounted to approximately $0, $0 and $3,578 (allocated to the different geographic areas in the table above depending on the customer’s location) for fiscal 2005, 2004 and 2003, respectively, and long-lived assets amounted to $0 as of February 27, 2005 and February 29, 2004, respectively.

The following table shows the total product revenue by product line for the fiscal years ended February 2005, 2004 and 2003:

Fiscal year ended	2005	2004	2003
Continuum	$53,193	$59,409	$77,541
ftServer	57,094	41,988	31,870

Total product revenue	$110,287	$101,397	$109,411

For fiscal 2005, 2004 and 2003, no customer accounted for more than 10% of the Company’s total revenue.

Late in fiscal 2005, the Company had a significant reorganization and restructuring, as described in Note 6. These actions are intended to support the Company’s drive to become an availability solutions-oriented company, in response to customers’ expectations of their technology vendors. The Company is broadening the applications of its core competence in fault-tolerant technology beyond hardware and maintenance, focusing on solutions that bring the Company’s availability expertise to the entire information technology infrastructure. The Company reorganized largely along functional lines to support this change, since the products and services management structure the Company previously had was no longer aligned with its strategic shift to a solutions provider. As a result, the Company has determined that for fiscal 2006, it does not have any components of its business that meet the operating segment or reportable segment criteria defined by Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (“FAS 31”) and will be reported as a single segment in fiscal 2006.

NOTE 17—RELATED PARTY TRANSACTIONS

Related party payable balance was $615 and $670 on February 27, 2005 and February 29, 2004, respectively, primarily due to advances from the Parent to fund current operations.

On October 8, 2002, the Company entered into an agreement with Stratus SA, authorizing the transfer of 250,000 ordinary shares of the Parent with a fair value of $500 to an investor who is also a customer. The transfer was authorized under a Services Agreement among the Company, the Parent and the Investor (see note 13).

NOTE 18—CONSOLIDATING CONDENSED FINANCIAL STATEMENTS

The Company and the Company’s subsidiaries, Stratus Equity S.à r.l., SRA Technologies Cyprus Limited, Stratus Technologies Bermuda Ltd., Stratus Technologies Ireland Limited, Cemprus Technologies, Inc., and Cemprus, LLC (“Subsidiary Guarantors”) have fully and unconditionally guaranteed on a joint and several basis, the obligation to pay principal and interest with respect to the $170.0 million aggregate principal amount of New Senior Notes issued by Stratus Inc. Under certain circumstances, contractual and legal restrictions, as well as the financial condition and operating requirements of the Company and its subsidiaries, could limit Stratus Inc.’s ability to obtain cash for the purpose of meeting the debt service obligations, including payment of principal and interest on the New Senior Notes. The holders of the New Senior Notes will be direct creditors of Stratus Inc., the Company and the Company’s principal direct subsidiaries by virtue of the guarantees. The Company has indirect subsidiaries located primarily in Europe and Asia (“Non-Guarantor Subsidiaries”) that are not included among the Guarantor Subsidiaries, and such subsidiaries will not be obligated with respect to the New Senior Notes. As a result, the claims of creditors of the Non-Guarantor Subsidiaries will effectively have priority with respect to the assets and earnings of such companies over the claims of creditors of the Company, including the holders of the New Senior Notes.

The following supplemental consolidating condensed financial statements are presented (in thousands):

1.	Consolidating condensed balance sheets as of February 27, 2005 and February 29, 2004.

F-28	ANNUAL REPORT FY2005

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data.)

2.	Consolidating condensed statements of operations and of cash flows for each of the three fiscal years in the period ended February 27, 2005.

3.	Stratus Inc., the Company’s combined Subsidiary Guarantors and combined Non-Guarantor Subsidiaries with their investments in subsidiaries accounted for using the equity method.

4.	Elimination entries necessary to consolidate the Company and all of its subsidiaries.

F-29	ANNUAL REPORT FY2005

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data.)

CONSOLIDATING CONDENSED BALANCE SHEETS

As of February 27, 2005

	Stratus S.à.r.l.	Stratus Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
ASSETS
Current assets:
Cash and cash equivalents	$1,066	$2,402	$24,081	$7,202	$—	$34,751
Accounts receivable, net	(7)	64,123	32,804	21,137	(57,480)	60,577
Receivable from Parent	—	1,372	—	1,073	(2,445)	—
Inventory	62	19,721	5,621	22,690	(15,582)	32,512
Deferred income taxes	—	—	—	1,650	—	1,650
Prepaid expenses and other current assets	—	2,264	209	3,102	(3)	5,572

Total current assets	1,121	89,882	62,715	56,854	(75,510)	135,062
Property, plant and equipment, net	—	26,097	9,487	3,815	(4,149)	35,250
Intangible assets, net	—	666	22,232	—	—	22,898
Goodwill	926	1,215	1,564	707	—	4,412
Long-term intercompany receivable	56,190	103,125	20,000	—	(179,315)	—
Investment in subsidiaries	116	19,455	5,861	—	(25,432)	—
Deferred income taxes	—	—	—	1,323	—	1,323
Other assets	—	6,634	4,805	1,778	—	13,217

Total assets	$58,353	$247,074	$126,664	$64,477	$(284,406)	$212,162

LIABILITIES AND STOCKHOLDER’S EQUITY (DEFICIT)
Current liabilities:
Current portion of long-term debt	$—	$—	$10,943	$—	$—	$10,943
Accounts payable	22,947	4,860	41,046	4,532	(57,482)	15,903
Payable to Parent	3,041	—	19	—	(2,445)	615
Accrued expenses	2,878	20,884	5,658	10,848	30	40,298
Income taxes payable	102	5,072	652	996	—	6,822
Deferred revenue	222	1,617	28,391	19,511	—	49,741

Total current liabilities	29,190	32,433	86,709	35,887	(59,897)	124,322
Long-term debt	—	163,292	—	—	—	163,292
Long-term intercompany payable	38,125	—	140,558	632	(179,315)	—
Embedded derivatives	—	3,620	—	—	—	3,620
Deferred revenue and other liabilities	—	1,331	1,921	—	—	3,252

Total liabilities	67,315	200,676	229,188	36,519	(239,212)	294,486
Stockholder’s equity (deficit):
Ordinary stock	72,015	20,000	2,377	9,328	(31,705)	72,015
Additional paid-in capital	35,000	46,561	29,964	9,028	(53,416)	67,137
Deferred compensation	—	(20)	—	—	—	(20)
Accumulated deficit	(115,942)	(20,133)	(30,960)	9,907	39,915	(117,213)
Accumulated other comprehensive loss	—	(10)	(27)	(305)	12	(330)
Preferred shares held in Parent (Stratus SA)	—	—	(58,700)	—	—	(58,700)
Ordinary shares held in Parent (Stratus SA)	(35)	—	(45,178)	—	—	(45,213)

Total stockholder’s equity (deficit)	(8,962)	46,398	(102,524)	27,958	(45,194)	(82,324)

Total liabilities and stockholder’s equity (deficit)	$58,353	$247,074	$126,664	$64,477	$(284,406)	$212,162

The accompanying notes are an integral part of these consolidating financial statements.

F-30	ANNUAL REPORT FY2005

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data.)

CONSOLIDATING CONDENSED BALANCE SHEETS

As of February 29, 2004

	Stratus S.à.r.l.	Stratus Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
ASSETS
Current assets:
Cash and cash equivalents	$186	$193	$17,120	$5,599	$—	$23,098
Accounts receivable, net	2	59,693	30,924	21,862	(49,518)	62,963
Receivable from Parent	—	1,372	—	1,075	(2,447)	—
Inventory	62	19,656	10,085	13,848	(8,031)	35,620
Deferred income taxes	—	—	—	1,002	—	1,002
Income taxes receivable	—	—	—	437	(437)	—
Prepaid expenses and other current assets	45	2,474	177	2,763	(2)	5,457

Total current assets	295	83,388	58,306	46,586	(60,435)	128,140
Property, plant and equipment, net	—	33,144	10,369	5,429	(6,792)	42,150
Intangible assets, net	—	457	28,708	—	—	29,165
Goodwill	—	1,215	1,714	688	—	3,617
Long-term intercompany receivable	56,326	106,439	19,857	—	(182,622)	—
Investment in subsidiaries	10,250	17,221	5,945	—	(33,416)	—
Deferred income taxes	—	—	—	1,351	—	1,351
Other assets	—	5,759	4,491	1,868	—	12,118

Total assets	$66,871	$247,623	$129,390	$55,922	$(283,265)	$216,541

LIABILITIES AND STOCKHOLDER’S
EQUITY (DEFICIT)
Current liabilities:
Current portion of long-term debt	$—	$—	$1,913	$—	$—	$1,913
Accounts payable	18,724	8,034	37,313	7,195	(49,501)	21,765
Payable to Parent	3,100	—	17	—	(2,447)	670
Accrued expenses	2,509	14,113	5,044	9,074	42	30,782
Income taxes payable	955	6,431	340	—	(794)	6,932
Deferred revenue	222	3,259	25,691	13,833	—	43,005

Total current liabilities	25,510	31,837	70,318	30,102	(52,700)	105,067
Long-term debt	—	170,000	10,885	—	—	180,885
Long-term intercompany payable	38,125	—	143,873	616	(182,614)	—
Deferred revenue and other liabilities	—	1,203	295	—	—	1,498

Total liabilities	63,635	203,040	225,371	30,718	(235,314)	287,450
Stockholder’s equity (deficit):
Ordinary stock	72,015	20,000	2,377	9,412	(31,789)	72,015
Additional paid-in capital	35,000	46,499	29,941	8,818	(53,242)	67,016
Deferred compensation	—	(114)	—	—	—	(114)
Accumulated deficit	(103,744)	(21,792)	(24,394)	7,847	37,068	(105,015)
Accumulated other comprehensive loss	—	(10)	(27)	(873)	12	(898)
Preferred shares held in Parent (Stratus SA)	—	—	(58,700)	—	—	(58,700)
Ordinary shares held in Parent (Stratus SA)	(35)	—	(45,178)	—	—	(45,213)

Total stockholder’s equity (deficit)	3,236	44,583	(95,981)	25,204	(47,951)	(70,909)

Total liabilities and stockholder’s equity (deficit)	$66,871	$247,623	$129,390	$55,922	$(283,265)	$216,541

The accompanying notes are an integral part of these consolidating financial statements.

F-31	ANNUAL REPORT FY2005

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data.)

CONSOLIDATING CONDENSED STATEMENTS OF OPERATIONS

Fiscal Year Ended February 27, 2005

	Stratus S.à.r.l.	Stratus Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
REVENUE
Product	$—	$44,811	$75,085	$54,983	$(64,592)	$110,287
Service	—	30,820	150,232	47,944	(67,748)	161,248
Intercompany revenue	—	69,053	8,203	4,345	(81,601)	—

Total revenue	—	144,684	233,520	107,272	(213,941)	271,535

Product	(10)	28,993	50,700	37,920	(54,785)	62,818
Service	17	29,626	69,013	44,436	(71,484)	71,608
Intercompany cost of revenue	—	—	77,466	2,258	(79,724)	—
Amortization of intangibles	—	—	2,008	—	—	2,008

Total cost of revenue	7	58,619	199,187	84,614	(205,993)	136,434

Gross profit (loss)	(7)	86,065	34,333	22,658	(7,948)	135,101
Research and development	—	41,278	9,403	—	(2,010)	48,671
Sales, marketing, general and administrative	231	39,662	263	24,674	(999)	63,831
Amortization of intangibles	—	—	4,600	—	—	4,600
Restructuring charges	—	62	11,447	180	—	11,689

Total operating expenses	231	81,002	25,713	24,854	(3,009)	128,791

Profit (loss) from operations	(238)	5,063	8,620	(2,196)	(4,939)	6,310
Interest income	(2)	36	87	39	—	160
Interest expense	—	(19,747)	(2,019)	(32)	—	(21,798)
Interest income (expense), intercompany	(2,734)	10,488	(7,727)	(27)	—	—
Other income (expense), net	44	4,148	(660)	150	68	3,750
Other income (expense), intercompany	—	(1,544)	(3,724)	5,268	—	—

Profit (loss) before income taxes	(2,930)	(1,556)	(5,423)	3,202	(4,871)	(11,578)
Provision (benefit) for income taxes	(866)	(1,155)	1,143	1,142	356	620
Equity in profit (loss) in subsdiaries	(10,134)	2,060	—	—	8,074	—

Net income (loss)	$(12,198)	$1,659	$(6,566)	$2,060	$2,847	$(12,198)

The accompanying notes are an integral part of these consolidating financial statements.

F-32	ANNUAL REPORT FY2005

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data.)

CONSOLIDATING CONDENSED STATEMENTS OF OPERATIONS

Fiscal Year Ended February 29, 2004

	Stratus S.à.r.l.	Stratus Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
REVENUE
Product	$35	$33,965	$55,393	$54,599	$(42,595)	$101,397
Service	—	34,974	144,951	38,825	(63,231)	155,519
Intercompany revenue	—	62,267	174	3,864	(66,305)	—

Total revenue	35	131,206	200,518	97,288	(172,131)	256,916

Cost of revenue, product	(436)	17,798	44,519	34,357	(36,542)	59,696
Cost of revenue, service	—	33,711	65,273	36,133	(67,367)	67,750
Intercompany cost of revenue	—	—	65,612	765	(66,377)	—
Amortization of intangibles	—	—	2,007	—	—	2,007

Total cost of revenue	(436)	51,509	177,411	71,255	(170,286)	129,453

Gross profit	471	79,697	23,107	26,033	(1,845)	127,463
Research and development	—	42,777	6,440	—	(169)	49,048
Sales, marketing, general and administrative	363	35,440	541	25,253	(725)	60,872
Amortization of intangibles	—	—	4,694	5	—	4,699
Restructuring and asset impairment charges	(2)	5	(7)	627	—	623
Intercompany	—	(381)	410	(29)	—	—
Management fees	451	300	1,860	—	—	2,611

Total operating expenses	812	78,141	13,938	25,856	(894)	117,853

Profit (loss) from operations	(341)	1,556	9,169	177	(951)	9,610
Interest income	—	17	42	41	—	100
Interest expense	—	(14,818)	(1,370)	(79)	—	(16,267)
Interest income (expense), intercompany	792	3,923	(4,679)	(36)	—	—
Other income (expense), net	676	3,392	(422)	(375)	(125)	3,146
Other income (expense), intercompany	—	3,380	(6,645)	3,265	—	—

Profit (loss) before income taxes	1,127	(2,550)	(3,905)	2,993	(1,076)	(3,411)
Provision for income taxes	—	185	1,736	1,699	—	3,620
Equity in profit(loss) in subsdiaries	(8,158)	1,294	—	—	6,864	—

Net income (loss)	$(7,031)	$(1,441)	$(5,641)	$1,294	$5,788	$(7,031)

The accompanying notes are an integral part of these consolidating financial statements.

F-33	ANNUAL REPORT FY2005

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data.)

CONSOLIDATING CONDENSED STATEMENTS OF OPERATIONS

Fiscal Year Ended February 23, 2003

	Stratus S.a.r.l.	Stratus Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
REVENUE
Product	$111	$52,344	$65,760	$47,277	$(56,081)	$109,411
Service	3,601	39,081	124,602	32,052	(64,331)	135,005
Intercompany revenue	—	59,879	—	1,743	(61,622)	—

Total revenue	3,712	151,304	190,362	81,072	(182,034)	244,416

Cost of revenue, product	149	35,425	46,949	30,066	(51,647)	60,942
Cost of revenue, service	8	37,991	65,527	29,743	(69,400)	63,869
Intercompany cost of revenue	—	—	61,622	—	(61,622)	—
Amortization of intangibles	—	—	1,508	—	—	1,508
Asset impairment and other charges	—	124	1,050	—	—	1,174

Total cost of revenue	157	73,540	176,656	59,809	(182,669)	127,493

Gross profit	3,555	77,764	13,706	21,263	635	116,923
Research and development	—	39,960	7,893	—	(445)	47,408
Sales, marketing, general and administrative	(41)	33,235	135	20,935	(67)	54,197
Amortization of intangible assets	—	—	2,522	—	—	2,522
Restructuring and asset impairment charges	(261)	2,969	213	1,784	—	4,705
Intercompany	—	(3,968)	4,925	(957)	—	—
Management fees	450	300	—	—	—	750

Total operating expenses	148	72,496	15,688	21,762	(512)	109,582

Profit (loss) from operations	3,407	5,268	(1,982)	(499)	1,147	7,341
Interest income	31	37	57	54	—	179
Interest expense	(11)	(11,212)	(310)	(87)	—	(11,620)
Interest income (expense) intercompany	1,464	1,134	(2,569)	(29)	—	—
Other income (expense), net	347	117	(902)	(1)	194	(245)
Other income (expense) intercompany	177	—	(3,799)	3,622	—	—

Profit (loss) before income taxes	5,415	(4,656)	(9,505)	3,060	1,341	(4,345)
Provision for income taxes	—	951	612	1,120	—	2,683
Equity in profit (loss) in subsidiaries	(12,443)	1,940	—	—	10,503	—

Net income (loss)	$(7,028)	$(3,667)	$(10,117)	$1,940	$11,844	$(7,028)

The accompanying notes are an integral part of these consolidating financial statements.

F-34	ANNUAL REPORT FY2005

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data.)

CONSOLIDATING CONDENSED STATEMENTS OF CASH FLOWS

Fiscal Year Ended February 27, 2005

	Stratus S.à.r.l.	Stratus Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Cash flows from operating activities:
Net income (loss)	$(12,198)	$1,659	$(6,566)	$2,060	$2,847	$(12,198)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	—	16,920	8,214	3,948	(4,552)	24,530
Amortization of deferred financing costs	—	1,293	981	—	—	2,274
Amortization of debt discount	—	870	—	—	—	870
Change in fair value of embedded derivatives	—	(3,958)	—	—	—	(3,958)
Stock-based compensation	—	154	24	37	—	215
Restructuring charges	—	6,360	690	3,202	—	10,252
Deferred income taxes	—	—	—	(626)	—	(626)
Provision for doubtful accounts	—	279	(106)	(509)	—	(336)
Inventory reserve provision	(10)	4,659	253	(69)	(1,512)	3,321
Loss on retirement of property and equipment	—	1,913	—	—	(458)	1,455
Equity in profit (loss) subsidiaries	10,134	(2,060)	—	—	(8,074)	—
Changes in assets and liabilities, net of the effect of the acquisition:
Accounts receivable	8	(1,071)	(1,775)	6,148	—	3,310
Inventory	10	(5,379)	4,210	(8,825)	9,199	(785)
Prepaid expenses and other current assets	29	177	(42)	(132)	—	32
Accounts payable	136	(3,174)	(2,778)	128	—	(5,688)
Payable to Parent	4,165	(455)	3,497	(7,221)	(41)	(55)
Accrued expenses	(557)	830	(373)	(1,565)	(1)	(1,666)
Income taxes payable	(837)	(1,359)	7	1,601	355	(233)
Deferred revenue	—	(1,644)	4,625	5,290	—	8,271
Other long-term assets and liabilities	—	(820)	(387)	68	—	(1,139)

Net cash provided by (used in) operating activities	880	15,194	10,474	3,535	(2,237)	27,846
INVESTING ACTIVITIES
Cash flows from investing activities:
Acquisition of property and equipment	—	(11,416)	(358)	(1,414)	2,237	(10,951)
Investment in subsidiary	—	(174)	84	—	90	—
Capitalized software	—	—	(1,182)	—	—	(1,182)
Other long-term assets	—	(37)	(202)	—	—	(239)

Net cash provided by (used) in investing activities	—	(11,627)	(1,658)	(1,414)	2,327	(12,372)
FINANCING ACTIVITIES
Cash flows from financing activities:
Issuance of ordinary stock	—	—	—	90	(90)	—
Deferred financing fees	—	(1,358)	—	—	—	(1,358)
Payments on long-term debt	—	—	(1,809)	—	—	(1,809)

Net cash provided by (used in) financing activities	—	(1,358)	(1,809)	90	(90)	(3,167)
Effect of exchange rate changes on cash	—	—	(46)	(608)	—	(654)

Net increase (decrease) in cash and cash equivalents	880	2,209	6,961	1,603	—	11,653
Cash and cash equivalents at beginning of period	186	193	17,120	5,599	—	23,098

Cash and cash equivalents at end of period	$1,066	$2,402	$24,081	$7,202	$—	$34,751

The accompanying notes are an integral part of these consolidating financial statements.

F-35	ANNUAL REPORT FY2005

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data.)

CONSOLIDATING CONDENSED STATEMENTS OF CASH FLOWS

Fiscal Year Ended February 29, 2004

	Stratus S.à.r.l.	Stratus Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
OPERATING ACTIVITIES
Cash flows from operating activities:
Net income (loss)	$(7,031)	$(1,441)	$(5,641)	$1,294	$5,788	$(7,031)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	—	16,661	8,860	4,497	(4,865)	25,153
Amortization of deferred financing costs	—	3,001	211	—	—	3,212
Amortization of debt discount	—	629	—	—	—	629
Change in fair value of embedded derivatives	—	(2,419)	—	—	—	(2,419)
Stock-based compensation	—	753	93	58	—	904
Deferred income taxes	—	—	939	256	—	1,195
Provision for doubtful accounts	—	—	(469)	113	—	(356)
Inventory reserve provision	(436)	4,451	(998)	(367)	(1,217)	1,433
Loss on retirement of property and equipment	—	721	—	211	—	932
Equity in profit (loss) subsidiaries	8,158	(1,294)	—	—	(6,864)	—
Changes in assets and liabilities, net of the effect of the acquisition:
Accounts receivable	1	2,460	(1,241)	5,105	(2,020)	4,305
Inventory	451	(8,166)	3,172	34	4,845	336
Prepaid expenses and other current assets	428	(571)	25	55	10	(53)
Accounts payable	1,018	(974)	442	(1,492)	2,020	1,014
Payable to Parent	18,327	(87,795)	70,173	(549)	(11)	145
Accrued expenses	(883)	(1,695)	(3,025)	(4,398)	2	(9,999)
Income taxes payable	(183)	(78)	(304)	(545)	881	(229)
Deferred revenue	46	1,809	3,135	754	—	5,744
Other long-term assets and liabilities	—	532	(263)	681	(882)	68

Net cash provided by (used in) operating activities	19,896	(73,416)	75,109	5,707	(2,313)	24,983

INVESTING ACTIVITIES
Cash flows from investing activities:
Acquisition of property and equipment	—	(12,745)	(1,174)	(3,013)	2,315	(14,617)
Acquisition of business, net of cash acquired	—	—	(1,126)	—	—	(1,126)
Payment of acquisition costs	—	—	(685)	—	—	(685)
Other long-term assets	(20,000)	—	(6)	—	20,006	—

Net cash provided by (used in) investing activities	(20,000)	(12,745)	(2,991)	(3,013)	22,321	(16,428)

FINANCING ACTIVITIES
Cash flows from financing activities:
Issuance of ordinary stock	—	20,000	3	5	(20,008)	—
Payments to acquire ordinary shares in Parent	—	—	(500)	—	—	(500)
Payments to acquire preferred shares in Parent	—	—	(58,700)	—	—	(58,700)
Proceeds from issuance of long-term debt	—	170,000	—	—	—	170,000
Payments on short-term debt	—	(3,000)	—	(120)	—	(3,120)
Deferred financing fees	—	(5,256)	(3,926)	—	—	(9,182)
Increase in cash over draft	—	1,383	—	—	—	1,383
Payments on long-term debt	—	(98,950)	(1,609)	—	—	(100,559)

Net cash provided by (used in) financing activities	—	84,177	(64,732)	(115)	(20,008)	(678)
Effect of exchange rate changes on cash	—	—	429	(1,652)	—	(1,223)

Net increase (decrease) in cash and cash equivalents	(104)	(1,984)	7,815	927	—	6,654
Cash and cash equivalents at beginning of period	290	2,177	9,305	4,672	—	16,444

Cash and cash equivalents at end of period	$186	$193	$17,120	$5,599	$—	$23,098

The accompanying notes are an integral part of these consolidating financial statements.

F-36	ANNUAL REPORT FY2005

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data.)

CONSOLIDATING CONDENSED STATEMENTS OF CASH FLOWS

Fiscal Year Ended February 23, 2003

	Stratus S.a.r.l.	Stratus Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
OPERATING ACTIVITIES
Cash flows from operating activities:
Net income (loss)	$(7,028)	$(3,667)	$(10,117)	$1,940	$11,844	$(7,028)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	—	17,951	6,932	3,225	(5,002)	23,106
Amortization of deferred financing costs	—	1,619	—	—	—	1,619
Amortization of debt discount	—	328	—	—	—	328
Change in fair value of embedded derivatives	—	1,462	—	—	—	1,462
Stock-based compensation	—	3,968	319	939	—	5,226
Restructuring charges	(265)	1,938	1,099	1,162	—	3,934
Write-off of capitalized software	—	—	3,067	—	—	3,067
Deferred income taxes	—	792	(548)	(228)	—	16
Provision for doubtful accounts	—	(91)	911	10	—	830
Inventory reserve provision	—	(283)	488	317	(182)	340
Loss on retirement of property and equipment	—	144	—	—	—	144
Equity in profit (loss) subsidiaries	12,443	(1,940)	—	—	(10,503)	—
Changes in assets and liabilities, net of the effect of the acquisition:
Accounts receivable	(414)	(2,980)	4,447	(2,314)	2,020	759
Inventory	7	(1,706)	(2,685)	(2,247)	1,447	(5,184)
Prepaid expenses and other current assets	(4)	2,014	(22)	404	(4)	2,388
Accounts payable	68	(1,737)	(1,130)	(2,265)	(2,020)	(7,084)
Payable to Parent	(7,987)	(3,288)	8,806	1,930	6	(533)
Accrued expenses	(1,254)	(2,590)	3,585	(4,139)	(2)	(4,400)
Income taxes payable	(681)	708	426	372	—	825
Deferred revenue	(3,561)	(1,199)	2,597	3,954	—	1,791
Other long-term assets and liabilities	235	172	1,063	(189)	(11)	1,270

Net cash provided by (used in) operating activities	(8,441)	11,615	19,238	2,871	(2,407)	22,876

INVESTING ACTIVITIES
Cash flows from investing activities:
Acquisition of property and equipment	—	(10,859)	(1,019)	(184)	2,407	(9,655)
Acquisition of business, net of cash acquired	—	—	(10,497)	—	—	(10,497)
Payment of acquisition costs	—	—	(730)	—	—	(730)
Capitalized software	—	—	(229)	—	—	(229)
Other long-term assets	—	—	(27)	—	—	(27)

Net cash used in investing activities	—	(10,859)	(12,502)	(184)	2,407	(21,138)

FINANCING ACTIVITIES
Cash flows from financing activities:
Payments to acquire shares in Parent	—	—	(49)	—	—	(49)
Proceeds from issuance of long-term debt	—	20,500	—	—	—	20,500
Net (payments on) proceeds from issuance of short-term debt	—	—	—	(4,876)	—	(4,876)
Payments on long-term debt	—	(21,800)	(1,455)	—	—	(23,255)

Net cash (used in) provided by financing activities	—	(1,300)	(1,504)	(4,876)	—	(7,680)
Effect of exchange rate changes on cash	—	—	368	(693)	—	(325)

Net (decrease) in cash and cash equivalents	(8,441)	(544)	5,600	(2,882)	—	(6,267)
Cash and cash equivalents at beginning of period	8,731	2,721	3,705	7,554	—	22,711

Cash and cash equivalents at end of period	$290	$2,177	$9,305	$4,672	$—	$16,444

The accompanying notes are an integral part of these consolidating financial statements.

F-37	ANNUAL REPORT FY2005

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data.)

NOTE 19—SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following financial information is derived from the related interim financial statements and reflects all normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the results of operations of the interim periods.

Summarized quarterly data for the years ended February 27, 2005 and February 29, 2004 is as follows:

	Fiscal Year Ended February 27, 2005
	Q1	Q2	Q3	Q4
Revenue	$67,551	$69,439	$68,229	$66,316
Gross profit	32,140	33,080	36,169	33,712
Profit (loss) from operations	2,621	3,907	6,475	(6,693)
Net income (loss)	(4,106)	(1,744)	1,210	(7,558)
Basic and diluted net income (loss) per share	(1.71)	(0.73)	0.50	(3.15)
Weighted average shares	2,401	2,401	2,401	2,401

	Fiscal Year Ended February 29, 2004
	Q1	Q2	Q3	Q4
Revenue	$60,770	$68,422	$59,414	$68,310
Gross profit	30,941	34,939	28,934	32,649
Profit (loss) from operations	4,104	8,301	(4,399)	1,604
Net income (loss)	1,233	4,832	(8,183)	(4,913)
Basic and diluted net income (loss) per share	0.52	2.01	(3.41)	(2.05)
Weighted average shares	2,401	2,401	2,401	2,401

NOTE 20 — SUBSEQUENT EVENT

On April 29, 2005, the Company’s wholly-owned subsidiary, Cemprus LLC, made a principal payment of $9,450 and a final interest payment of $945 to Lucent Technologies, Inc., fulfilling its obligations under the $9,450 note assumed in connection with the Stratus Technologies, Inc. acquisition of Cemprus LLC (see note 11).

F-38	ANNUAL REPORT FY2005